SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of **April** **2015**

Commission File Number **000-13727**

Pan American Silver Corp.
(Translation of registrant's name into English)

1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ________ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Annual Report for the year ended December 31, 2014.

Document 1



A Reputation for Excellence

ANNUAL REPORT 2014

Pan American
SILVER CORP.


PAN AMERICAN
SILVER CORP

2014 Highlights

Our vision is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.

In 2014, Pan American produced a record 26.1 million ounces of silver and 161,500 ounces of gold. In addition, we increased our base metals production and established a new consolidated copper production record of nearly 9,000 tonnes.

Consolidated cash costs of $11.46 per ounce of silver, net of by-product credits, were well within the Company's annual forecast, while consolidated all-in sustaining cost per silver ounce sold, net of by-product credits, ("AISCSOS") of $17.88 were both within our annual forecast and 20% lower than the $22.26 posted in 2012.

Despite lower metal prices, we maintain a strong balance sheet, which allowed us to continue paying an industry-leading quarterly cash dividend of $0.125 per common share during 2014, or $0.50 per common share on an annualized basis. Our annual dividend represented a yield of 5.4% based on our share's December 31, 2014 closing price on NASDAQ of US$9.20 per share.

In 2014, Pan American spent $16.62 million on mine-site exploration and completed over 152.5 kilometres of diamond drilling. The Company discovered approximately 29.4 million ounces, depleted 32.9 million ounces of contained silver through production, and re-categorized 20.1 million ounces of silver, primarily due to lower metal prices. At December 31, 2014, Pan American's mineral reserves are estimated to contain 299.9 million ounces of silver and 2.3 million ounces of gold.[1]

2014 also marked the commencement of work on the expansion of our La Colorada mine, which has become our largest and lowest cost silver producer. Last year, we made significant progress and the project is advancing on budget and on time.

In 2015, Pan American expects to produce between 25.50 and 26.50 million ounces of silver, as well as between 165,000 and 175,000 ounces of gold at consolidated cash costs of between $10.80 and $11.80 per ounce of silver, net of by-product credits. AISCSOS for 2015 are expected to decline to between $15.50 and $16.50.

26.1

million silver ounces produced

161.5

thousand gold ounces produced

Reduced our AISCSOS by

20%

since 2012, down to $17.88 per ounce

Environmental stewardship is everyone's responsibility. In an effort to reduce waste and carbon footprint, we encourage readers to download a digital copy of this report or to read its web-based version at: www.panamericansilver.com/annualreport2014





PRODUCTION	2014	2013
Silver (million ounces)	26.1	26.0
Gold ounces (thousand ounces)	161.5	149.8
Zinc tonnes (thousand tonnes)	43.5	42.1
Lead tonnes (thousand tonnes)	15.0	13.5
Copper tonnes (thousand tonnes)	9.0	5.5
Cash costs per silver ounce, net of by-product credits (2)	$11.46	$10.96
AISCSOS(3) net of by-product credits (US$ per ounce)	$17.88	$17.91
Average silver price (US$ per ounce, London fix)	$19.08	$23.79

FINANCIAL (all amounts in million US$)		
Revenue	$751.9	$824.5
Net loss	$(544.8)	$(445.8)
Adjusted loss (4)	$(20.8)	$(42.8)
Mine operating earnings	$8.1	$131.5
Net cash generated from operating activities	$124.2	$119.6
Dividends paid	$75.8	$75.8
Shares repurchased	-	$6.7
Cash and short-term investments at December 31	$330.4	$422.7
Working Capital (5) at December 31	$522.7	$689.0

STAKEHOLDERS		
Common shares outstanding at December 31 (million)	151.6	151.5
Employees and contractors at December 31	6,983	7,339

(1) For Pan American's complete Mineral Reserve and Resources tables, please refer to page 50 of this annual report.

(2) Cash costs per silver ounce, net of by-product credits and Total costs per silver ounce are non-GAAP measures. Refer to the cash costs and total production costs per ounce of payable silver reconciliation on page 37 of the Company's MD&A dated December 31, 2014 for a breakdown of these calculations.

(3) All-in sustaining costs per silver ounce sold ("AISCSOS") is a non-GAAP measure. The Company has adopted the reporting of AISCSOS as a measure of a silver mining company's consolidated operating performance and the ability to generate cash flow from all operations collectively. We believe it is a more comprehensive measure of the cost of operating our consolidated business than traditional cash and total costs per ounce as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. Please refer to the AISCSOS reconciliation on page 34 of the Company's MD&A dated December 31, 2014 for an explanation of the measure and a breakdown of the calculation.

(4) Adjusted loss is a Non-GAAP measure. Adjusted (loss) is calculated as net (loss) for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, impairment of mineral property, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, net realizable value adjustment to long term heap inventory, gain or loss on sale of assets and the effect for taxes on the above items. The Company considers this measure to better reflect normalized earnings as it does not include items which may be volatile from period to period. Refer to page 40 of the Company's MD&A dated December 31, 2014 for an explanation of the measure and a breakdown of the calculation.

(5) Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

Chairman's Message

In 2014, Pan American completed its twentieth year as a silver company. Through hard work, strong financial management and a wonderful team of mine builders, mine operators and support personnel, Pan American has grown to become the world's second largest primary silver mining company.



In 2014, Pan American completed its twentieth year as a silver mining company. Through hard work, strong financial management and a wonderful team of geologists, mine builders, mine operators and support personnel, Pan American has grown to become the world's second largest primary silver mining company. In 2014, we produced a company record of 26.1 million ounces of silver as well as 161,500 ounces of gold and significant amounts of lead, zinc and copper – and we are on target for producing even more in 2015. This is, to say the least, gratifying.

What has not been gratifying has been the slide in silver prices from a high of $48.70 per silver ounce in April 2011 to the low of $15.28 per ounce on November 6, 2014. In 2014 alone, silver prices slid from $19.94 per ounce to end the year at $15.97 per ounce; gold prices had a similar slide from $1,225 per ounce to $1,206 per ounce at year-end. Our shareholders know the profound effect on our revenues and cash flows from this deep drop in the price of our primary products. But with proven and probable silver reserves of nearly 300 million ounces and silver resources totaling more than one billion ounces, Pan American continues to maintain its position as one of the world's leading silver-leveraged equity investments. This is why the company was created in 1994 – we have strongly delivered on this mission and will continue to do so in future.

Whereto the silver price in 2015 and beyond? Why am I optimistic we will see higher silver prices as the year unfolds? Simply put: silver is THE indispensable metal with more uses in our modern world than any other metal, and many of these uses should continue to grow strongly during 2015. This, coupled with low silver supply growth during 2015, should result in higher prices. More specifically, silver demand is growing robustly in the solar electricity generation business, the biomedical industry and the digital electronics industry among the industrial demand sectors, and as an investment metal. With all of today's astonishingly complex changes in currency rates, energy prices, and other macroeconomic forces coupled with geopolitical issues, climate actions and demographics, I believe there will arise in 2015 a number of unintended consequences that will result in rising precious metals prices, benefiting silver and gold. Silver has underperformed relative to gold in recent months and I believe this will reverse in the near future.

Along with our portfolio of seven operating silver mines and development assets such as the giant Navidad silver project, Pan American's strongest assets are its exceptional balance sheet and its people. Our cash reserves and balance sheet strength, which we built up when silver prices were high, have allowed us to maintain our industry-leading dividend even as our operating margins have narrowed at today's silver price. Our dividend is a long term objective - a return of wealth to our owners, and while we remain keenly aware of the effects of lower silver prices on our current cash flows, our cash balance remains robust and we have plenty of scope to continue to pay a dividend while remaining in a strong financial condition. Silver prices go up and down daily and I remain optimistic that the silver price will recover during 2015, with an immediate salubrious effect on our income statement and balance sheet.

I am always impressed at the talent Pan American has attracted to its management ranks and its operations. We have a deep talent pool in all aspects of our business and I know our shareholders share my appreciation for all the hard work everyone in the company puts in to advance our business. The results speak for themselves: our reputation for excellence in mine expansion through reserve replacement, construction and operation is unparalleled in the silver mining business.

On the sustainability front, our shareholders should also feel good at the reputation and results we are achieving. In 2014, we enjoyed another industry-leading result in employee safety. Our Mexican mines especially stood out in this regard – our Dolores Mine achieved over six million hours without a lost time accident; our Alamo Dorado Mine achieved more than five and a half million hours without a lost time accident and our La Colorada Mine achieved over two and a half million hours. In fact we had zero lost time accidents in Mexico in 2014 – a really wonderful result that came from steadfast attention to safety throughout our labour structure.

We also had a good year in environmental compliance and in community engagement. The hallmark of a great company is one that rewards its shareholders financially AND because it looks after its employees, contractors, environment, communities and countries where it works. We cannot control the silver price that so profoundly affects our financial results; but we can control how we mine and how we interact with our employees, communities and environment. We have a stellar reputation because we do these things well. These positive results do not happen in isolation and I want to thank each of our employees and stakeholders for their part in achieving excellence. I know I speak on behalf of each one of our shareholders in expressing this appreciation.

Respectfully submitted,

Ross Beaty, *Chairman*

For Pan American's complete Mineral Reserve and Resources tables, please refer to page 50 of this annual report.



Starting the morning shift at Huaron

CEO's Message



Pan American celebrated its 20th year anniversary in the silver business in 2014. A true milestone. It has taken us two decades to build Pan American into the world's second-largest primary silver producer, with seven operations throughout Latin America and one tremendous development stage project.

It has been a very challenging couple of years for silver miners and for Pan American, as the price of our primary product, silver, has declined by almost 50% since early 2013. However, we entered this period in excellent financial condition with more than $0.5 billion in cash and almost no debt, as a direct consequence of sound fiscal management and a disciplined approach to project investment. In addition, using the same disciplined approach, we have systematically and relentlessly retuned and restructured our operations to reduce costs and improve productivity in order to try to recover some of the margin we have lost in the face of declining prices. And this work continues today.

As a direct result of the efforts of our operating personnel at each and every one of our mines, we were again able to produce a new Pan American record of 26.1 million ounces of silver in 2014, as well as a new annual record for gold production at 161,500 ounces. At the same time, we reduced our "all in sustaining costs per silver ounce sold" (AISCSOS) to $17.88 per ounce, down approximately 20% from where we were in 2012 at $22.26 per ounce. We were able to achieve these excellent production results in spite of the expected decline in silver production at Alamo Dorado, which had been our largest and lowest cost silver mine until last year and is now close to exhausting its mineral reserves after almost eight years of highly successful and lucrative operation. Production increases at La Colorada, Huaron and Manantial Espejo were more than sufficient to offset the decline at Alamo Dorado and our focus on these operations into 2015 will put us on a path to achieve yet another record year of silver production.

Perhaps more importantly, our operating achievements translated into increased net operating cash flow, even as silver and gold prices declined. In 2014 we generated $124.2 million in net operating cash flow, an improvement from the $119.6 million generated in 2013. This was sufficient to fund all of our sustaining capital and pay a large portion of our dividend, which we maintained intact as a sign of our commitment to returning value to our shareholders, even during difficult times. We ended 2014 with arguably one of the strongest balance sheets in our industry, with over $330 million in cash and equivalents, net working capital of over $0.5 billion and about $60 million in debt.

While clearly focused on the present and doing our utmost to realize every dollar we can from our operations, we have not and will not sacrifice our future. With a reduced exploration budget in hand and a clear mandate to focus on near-mine targets, we completed another successful exploration campaign in 2014. We discovered 29.4 million ounces of contained silver over the past year, which nearly replaced the silver ounces we mined and processed in 2014. While we were busy finding more silver with our exploration drilling programs, 20.1 million ounces of our proven and probable silver reserves were re-categorized, primarily as a consequence of lowering our long term price assumptions, which left our 2014 year end reserves lower than they were a year ago. However, at close to 300 million ounces of silver in proven and probable reserves and a further 731.5 million ounces of silver in measured and indicated resources, our future as a long term leading silver producer is still very secure.

Also looking to the future, this past year the Company commenced a major expansion project at our La Colorada mine in Mexico. The expansion, when completed in late 2017, is expected to substantially increase the mine's annual silver production, increasing it to almost 8.0 million ounces per annum from the current 5.0 million ounces, while at the same time significantly reducing the cash production costs per silver ounce. Now well underway, this relatively low risk and modest capital cost project is a clear example of the disciplined investment approach that Pan American utilizes. La Colorada is one of our highest grade operations with our largest proven and probable silver reserve, and the expansion project should generate positive after tax returns at silver prices far below the current price. In other words, we are willing and able to invest in our future, but we are doing so with an extremely well-defined, high-quality project.

Pan American celebrated its 20th year anniversary in the silver business in 2014. A true milestone. It has taken us two decades to build Pan American into the world's second-largest primary silver producer, with seven operations throughout Latin America and one tremendous development stage project. I have had the privilege and honor over the past 12 years of working with a group of operators, mine builders, geoscientists, CSR and financial specialists and other support staff who are second to none in our sector. Pan American's people are our foundation, our strength and our competitive advantage.

I would be remiss if I did not personally acknowledge their contributions and stress that our achievements and successes over this past year are due to our 7,000 employees and contractors, to their families and to the members of the communities where we operate. We have shared a year of hard work and sacrifice and I know that this has made Pan American a stronger and better company. From safety, to environmental stewardship, from operations and exploration to financial management, your commitment to excellence in all that we do will continue to separate Pan American as the pre-eminent silver mining company. On behalf of the board of directors, I thank you for your outstanding dedication and hard work.

I would like also to specifically congratulate Michael Steinmann for his recent promotion to President of our Company. I have known Michael since he joined Pan American some 11 years ago and I am extremely confident that his knowledge and professional expertise will allow him to succeed in his new position and strengthen Pan American even further.

In closing I want to share with you my optimism for the future of Pan American and for silver. Pan American will not only endure this period of lower silver prices, but we will continue to take the necessary steps to ensure a stronger Pan American and a prosperous future. Furthermore, for the reasons described so eloquently by our Chairman in his letter, I am as confident as he that the silver price will once again rise and rise strongly in the not too distant future and that our shareholders, our employees and all of our stakeholders who have patiently worked with and supported us will be handsomely rewarded. Of this I am convinced.

Sincerely,

Geoff Burns, *Chief Executive Officer*

For Pan American's complete Mineral Reserve and Resources tables, please refer to page 50 of this annual report.



Exploration team at Morococha

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS ANNUAL REPORT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS ANNUAL REPORT, THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS INCLUDING, BUT NOT LIMITED TO, THE LAWS IN CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, RECENT TAX CHANGES IN SANTA CRUZ, ARGENTINA, AND RECENT AMENDMENTS TO LABOUR AND TAX LAWS IN MEXICO; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION IN ARGENTINA AND THEIR EFFECTS ON THE COMPANY; THE DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ABILITY OF THE COMPANY TO ACHIEVE ANY PLANNED EXPANSIONS AND DEVELOPMENT, INCLUDING BUT NOT LIMITED TO, POTENTIAL OPPORTUNITIES AT THE DOLORES MINE, AND THE EXPANSION OF THE LA COLORADA MINE, AND THE TIMING FOR THE SAME; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS. THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. SUCH ASSUMPTIONS INCLUDE, WITHOUT LIMITATION: ORE GRADES AND RECOVERIES; METAL PRICES; RECLAMATION ESTIMATES; THE ACCURACY OF OUR MINERAL RESOURCES AND RESERVES; PRICES FOR INPUTS SUCH AS ENERGY, LABOUR, MATERIALS AND SERVICES; AND THAT ALL NECESSARY PERMITS, LICENSES AND APPROVALS ARE OBTAINED OR MAINTAINED FOR OUR OPERATIONS.

MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT AND THE COMPANY HAS MADE ASSUMPTIONS BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS, LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS AND LABOUR LAWS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS AND THE EFFECTS OF LABOUR LAWS IN THOSE COUNTRIES IN WHICH THE COMPANY OPERATES; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS AND INFORMATION. FORWARD-LOOKING STATEMENTS AND INFORMATION ARE DESIGNED TO HELP READERS UNDERSTAND MANAGEMENT'S CURRENT VIEWS OF OUR NEAR AND LONGER TERM PROSPECTS, AND MAY NOT BE APPROPRIATE FOR OTHER PURPOSES. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS, CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, EXCEPT TO THE EXTENT REQUIRED BY LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

THIS ANNUAL REPORT HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS MD&A HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101") AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDIN NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS MD&A USES THE TERMS "MEASURED RESOURCES", "INDICATED RESOURCES" AND "INFERRED RESOURCES". U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A "RESERVE" UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A "MEASURED RESOURCE" OR "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE". U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF "RESERVES" ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS "RESERVES" UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

Technical information contained in this Annual Report with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., President, and Martin Wafforn, P.Eng., VP Technical Services, who are Qualified Persons for the purposes of NI 43-101.

Pan American
SILVER CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

Introduction	8
Core Business and Strategy	8
Highlights of 2014	9
Financial	10
2015 Operating Outlook	10
2014 Operating Performance	14
2014 Exploration and Project Development Results	22
Overview of 2014 Financial Results	22
Related Party Transactions	30
Liquidity Position	30
Capital Resources	31
Financial Instruments	31
Closure and Decommissioning Cost Provision	32
Contractual Commitments and Contingencies	32
Alternative Performance (non-GAAP) Measures	34
Risks and Uncertainties	41
Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies	45
Key Sources of Estimation Uncertainty in the Application of Accounting Policies	46
Changes in Accounting Standards	48
Corporate Governance, Social Responsibility, and Environmental Stewardship	48
Disclosure Controls and Procedures	49
Mineral Reserves and Resources	50

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 26, 2014

INTRODUCTION

Management's discussion and analysis ("MD&A") is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.'s and its subsidiaries' ("Pan American" or the "Company") performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company's Audited Consolidated Financial Statements for the year ended December 31, 2014 ("2014 Financial Statements") and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars ("USD"), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Pan American's significant accounting policies are set out in Note 2 of the 2014 Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles ("non-GAAP") measures, such as "all-in sustaining cost per silver ounce sold", "cash costs per ounce of silver", "total cost per ounce of silver", "adjusted earnings" and "basic adjusted earnings per share", which are used by the Company to manage and evaluate operating performance at each of the Company's mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled "Alternative Performance (Non-GAAP) Measures" beginning on page 46 for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings, as well as the cash cost calculation, details of the Company's by-product credits and a reconciliation of these measures to the Audited Consolidated Financial Statements.

Any reference to "cash costs" or "cash costs per ounce of silver" in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward looking statements at the back of this MD&A and the "Risks Related to Pan American's Business" contained in the Company's most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

The scientific or technical information in this MD&A, which includes mineral reserve and resource estimates for the Huaron, Morococha, Alamo Dorado, La Colorada, Dolores, Manantial Espejo, San Vicente, Pico Machay, La Bolsa and Calcatreu properties were based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., President and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are "Qualified Persons" for purposes of National Instrument 43-101 - Standards of Disclosure of Mineral Projects ("NI 43-101"). Navidad resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources who is also a Qualified Person for purposes of National Instrument 43-101. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

This MD&A includes estimates of future silver and other metal sale prices as well as production rates for silver and other metals, future cash and total costs of production at each of the Company's properties, and capital expenditure forecast at each of the Company's properties which are all forward-looking estimates. No assurance can be given that the forecasted sale prices of silver and other metals, quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved. Expected future metal prices, production, cash costs and capital costs are inherently uncertain and could materially change over time. The Company's actual mineral production, cash costs, and capital expenditures may differ materially from the forecasts in this MD&A. Readers should review those matters discussed herein under the heading "Risks and Uncertainties" and are advised to read the "Cautionary Note Regarding Forward Looking statements" contained herein.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market ("NASDAQ") in New York (Symbol: PAAS).

Pan American's vision is **to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.** To achieve this vision, we base our business on the following strategy:

- Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

- Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development
- Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices
- Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition
- Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American's priority at every operation is the safety of our employees. We believe that comprehensive and continuous training is fundamental to the safety of our employees. With our safety training and strictly enforced safety procedures, our goal is to continually improve our safety performance and remain industry leaders in the health and safety of our workers.

The Company recognizes that the skills, innovation and dedication of our employees and contractors are important drivers of our success. We also recognize the vital contribution they make to the economic prosperity of the communities in which we operate. As such, we offer leading career development opportunities, competitive remuneration, an engaging working environment and a supportive culture where fairness, respect, safety and diversity are valued and practiced.

The Company is committed to operating our mines and developing new projects in an environmentally responsible manner. We have developed a comprehensive environmental policy, which all operations adhere to and apply to their short and long-term plans. This policy addresses topics that include water use and recycling, waste disposition, the research and use of alternative energies, compliance with required laws, closure requirements and education initiatives. Each operation runs unique environmental programs according to its location, needs, resources and processes. We have a proactive approach to minimizing and mitigating environmental impacts during all phases of the mining cycle from exploration through project development and into full mining operations. This is accomplished by applying prudent design and operating practices, continuous monitoring and by providing training and education for the employees and contractors who work at our facilities.

HIGHLIGHTS OF 2014

OPERATIONS & PROJECT DEVELOPMENT

- ***Record Silver and Gold Production***

Silver production in 2014 was a record 26.1 million ounces, comfortably within management's 2014 forecast range and slightly higher than the 26.0 million ounces produced in 2013. This new annual silver production record was achieved with production gains at La Colorada, Manantial Espejo, Dolores and Huaron, and despite the expected silver production decline at Alamo Dorado. As anticipated, 2014 gold production also set a new Company record at 161,500 ounces, 8% higher than 2013, achieved through increased production at Dolores and Manantial Espejo.

- ***Annual Cash Costs and AISCSOS Targets Achieved***

Consolidated cash costs, net of by-product credits for 2014 of $11.46 per silver ounce were well below management's 2014 guidance of $11.70 to $12.70 per ounce on account of better than expected performances at La Colorada, Huaron and Morococha, partly offset by slightly higher than expected cash costs at San Vicente and Manantial Espejo.

All-in sustaining costs per silver ounce sold net of by-product credits ("AISCSOS") in 2014 were $17.88, in line with guidance of $17.00 to $18.00, and a slight decrease from the $17.91 in 2013. Excluding the effects of downward net realizable value ("NRV") adjustments to inventories during the year (2014 NRV adjustments: $1.17 per ounce), 2014 AISCSOS were $16.71 per ounce a 4% decrease from 2013 NRV adjusted AISCSOS of $17.40.

- ***Dolores Project Development***

The Company announced the positive results of a Preliminary Economic Assessment ("PEA") for the Dolores expansion project in the second quarter of 2014. As disclosed in the PEA the Dolores project contemplates the addition of a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries of higher grade mineralization, as well as the development of an underground mine to extract mineral resources that exist beneath the ultimate open pit floor and to the south of the current final pit. The PEA results indicated that this project has the potential to generate an estimated after-tax net present value of the incremental cash flow of $90 million at an 8% discount rate, which represents an internal rate of return of 33%, and a capital payback period of 1.7 years using metal prices of $22 per ounce of silver and $1,300 per ounce of gold. The project would increase average annual silver production to an estimated 5.04 million ounces, while average annual gold production would increase to an estimated 148,000 ounces. The PEA contemplated an incremental capital investment of $105 million. The project economics remain accretive at the Company's current reserve prices of $18.50 per ounce of silver and $1,250 per ounce of gold. The Company has deferred making a construction decision for the next 12 months while modest 2015 investments (estimated at $2.5 million) are planned for additional studies and continued delineation of the underground accessible mineralization in order to further de-risk this opportunity.

- ***La Colorada Organic Growth***

The Company continued with the expansion of its La Colorada mine in Mexico, based on the positive results of a PEA published in late 2013. The PEA demonstrates that the relatively low-risk expansion project has the potential to provide robust after-tax economic returns using a $19.00 per ounce long-term silver price. During 2014, the following progress on the expansion project was achieved: completed the basic engineering package for the new processing plant, ordered all major equipment for the plant, and commenced detailed engineering and equipment fabrication; selected the plant engineering procurement and construction contractor; completed over 1,500 meters of development to enable access at the future shaft bottom, and completed a ventilation raise to provide the necessary ventilation to advance project development; and, awarded the raise boring contract for the new shaft, and commenced the pilot hole drilling.

- ***Robust Proven and Probable Silver Mineral Reserves***

As at December 31, 2014, Pan American's mineral reserves are estimated to contain 299.9 million ounces of silver and 2.3 million ounces of gold, down from the 323.5 million ounces of silver and 2.5 million ounces of gold reported a year ago. The Company used long term metal prices assumptions of $18.50 per ounce of silver and $1,250 per ounce of gold to estimate its current reserves at its operating mines except at Alamo Dorado where metal prices of $17.00 per ounce of silver and $1,200 per ounce of gold were used. At the same time, the Company reported that its measured and indicated silver mineral resources increased 2% to 731.5 million ounces, while measured and indicated gold mineral resources increased 13% to 1.8 million ounces. For the complete breakdown of mineral reserves and resources by property and category, refer to the section "Mineral Reserves and Resources" of this MD&A.

FINANCIAL

- ***Challenging Metal Price Environment***

The mining industry generally, and precious metal producers in particular, were impacted by a sharp decline in metal prices in 2014. The Company's financial performance year over year was negatively affected by the decrease in silver and gold prices with reduced revenue and mine operating earnings as well as the triggering of impairment charges to certain mineral properties and goodwill.

- ***Strong Operating Cash Flow, Liquidity, and Working Capital Position***

Despite the 2014 decrease in metal prices, cash flow from operations was $124.2 million which, together with strong balance sheet liquidity allowed the Company to comfortably fund sustaining and expansionary capital expenditures of $131.8 million during the year. The Company had cash and short term investment balances of $330.4 million and a working capital position of $522.7 million at December 31, 2014, a decrease of $92.3 million and $166.4 million, respectively, from a year ago. Total debt stood at a modest $60.4 million at the end of 2014.

- ***Return of Value to Shareholders***

Strong operating cash flow facilitated the continued return of value to shareholders in 2014 by way of approximately $75.8 million in dividend payments. The Company paid quarterly dividends during 2014 of $0.125 per common share or $0.50 per common share on an annual basis. The Company received approval for a fourth share repurchase program in late 2014, an initiative which started in September, 2011. At the date of this MD&A and since 2010 the Company has returned a total of $356.7 million to shareholders by way of dividends and share repurchase programs.

2015 OPERATING OUTLOOK

These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.

2015 Silver Production, Cash Costs and AISCSOS Forecasts:

	Silver Production (million ounces)	Cash Costs per ounce [(1)]	AISCSOS[(1)]
La Colorada	4.90 – 5.00	$8.50 – $9.25	$10.95 – $11.70
Dolores	4.00 – 4.15	$8.50 – $10.00	$17.00 – $18.50
Alamo Dorado	2.95 – 3.20	$14.00 – $14.50	$14.30 – $14.80
Huaron	3.70 – 3.80	$13.00 – $13.75	$16.00 – $17.00
Morococha	2.30 – 2.40	$12.75 – $14.25	$16.00 – $17.50
San Vicente	4.00 – 4.15	$11.00 – $12.00	$12.25 – $13.25
Manantial Espejo	3.65 – 3.80	$10.50 – $11.75	$13.80 – $15.05
Consolidated Total	**25.50 – 26.50**	**$10.80 – $11.80**	**$15.50 – $ 16.50**

(1) Cash costs per ounce and AISCSOS are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of how these measures are calculated. The cash cost forecasts assume by-product credit prices of $2,200/tonne ($1.00/lb) for zinc, $2,000/tonne ($0.91/lb.) for lead, $6,800/tonne ($3.08/lb.) for copper, and $1,200/oz. for gold.

The Company expects its seven mines to produce between 25.50 million and 26.50 million ounces of silver in 2015, similar to 2014 production of 26.1 million ounces. Improved grades at Dolores and San Vicente along with increased throughput rates at San Vicente and Huaron are expected to increase silver production sufficiently to offset the anticipated decrease in silver production at Alamo Dorado due to lower silver grades as open pit mining winds down. La Colorada, Morococha, and Manantial Espejo are expected to maintain silver production levels consistent with those in 2014.

Cash costs for 2015 are expected to be between $10.80 and $11.80 per ounce of silver, net of by-product credits, relatively similar to 2014 cash costs of $11.46 per ounce. The Company expects operating costs to increase in 2015, primarily from increased open pit waste mining rates at Manantial Espejo, increased ore stockpile inventory draw-downs at Dolores, and labor cost increases across the Company. The cost increases are expected to be partially offset by reduced open pit mining rates at Alamo Dorado, reduced inventory variations at Manantial Espejo, the continued downward trend in certain costs correlated with decreased oil prices, benefits from reduced growth in demand for certain consumables, and from sustained devaluation of the Mexican Peso, Peruvian Sol and Argentine Peso.

Consolidated AISCSOS in 2015 is expected to be between $15.50 and $16.50 per ounce, a substantial decrease from the 2014 AISCSOS of $17.88 per ounce. The expected year-over-year AISCSOS decrease is primarily driven by the following anticipated factors:

- A decrease in cost of sales due primarily to lower net realizable value adjustments expected for 2015 and the devaluation of the Mexican Peso,
- An increase in by-product credits driven largely by higher gold production
- A decrease in royalty payments resulting from lower metal prices; and,
- A reduction in sustaining capital expenditures.

2015 By-product Production Forecasts:

	Gold (koz)	Zinc (kt)	Lead (kt)	Copper (kt)
La Colorada	2.5 – 2.7	7.00 – 7.50	3.70 – 3.80	–
Dolores	75.0 – 80.0	–	–	–
Alamo Dorado	15.5 – 16.6	–	–	0.01 – 0.01
Huaron	1.0 – 1.2	13.50 – 14.00	6.10 – 6.20	4.75 – 5.00
Morococha	2.0 – 2.5	14.50 – 15.00	4.20 – 4.40	3.24 – 3.49
San Vicente	–	6.00 – 6.50	0.50 – 0.60	–
Manantial Espejo	69.0 – 72.0	–	–	–
Consolidated Total	**165.0 – 175.0**	**41.00 – 43.00**	**14.50 – 15.00**	**8.00 – 8.50**

Gold production is expected to increase to between 165,000 ounces and 175,000 ounces, almost exclusively driven by a 12,100 ounce (18%) increase in gold production from Dolores anticipated through improved grades as the mine develops into the higher gold grade portion of the deposit. Zinc, copper and lead are expected to remain relatively similar to 2014 production volumes.

2015 Capital Expenditure Forecasts

Pan American expects a reduction in sustaining capital investments compared to 2014, due to reduced pre-stripping at Manantial Espejo, fewer mining equipment purchases, and underground infrastructure developments at Huaron and Morococha as the multi-year mechanization program at Peruvian operations is largely complete. In total, the Company plans to spend between $71.0 and $84.0 million on sustaining capital at its seven operating mines, which includes approximately $10.0 million to complete approximately 83 kilometers of development diamond drilling, down from the $99.1 million spent on sustaining capital in 2014. Further details of planned sustaining capital at each operation can be found in the "2015 Mine Operations Forecasts" section of this MD&A.

Pan American also expects to invest between $90.0 and $97.0 million on long term development and expansion projects, which are mainly for the La Colorada expansion project and at Dolores for the construction of the new power line. The following table details the forecast capital investments at the Company's operations and projects in 2015:

	2015 Forecast Capital Investment ($ millions)
La Colorada	11.0 – 12.0
Dolores	30.0 – 35.0
Alamo Dorado	–
Huaron	8.0 – 10.0
Morococha	6.0 – 8.0
San Vicente	4.0 – 5.0
Manantial Espejo	12.0 – 14.0
Sustaining Capital Sub-Total	**71.0 – 84.0**
La Colorada Expansion Project	75.0 – 80.0
Dolores Project	15.0 – 17.0
Project Sub-total	**90.0 – 97.0**
2014 Total Capital	**161.0 – 181.0**

The La Colorada expansion project is expected to advance substantially during 2015 with a forecast expenditure of between $75.0 and $80.0 million primarily for the following: $25.8 million for the new hoist and new shaft installations, which is targeted for completion by mid-2016; $29.4 million for construction of the new plant which is also targeted for completion by mid-2016; $3.7 million on on-going underground mine development and additional equipment; $3.1 million for the new power line; and $3.0 million for the expansion of site infrastructure. Key milestones planned for 2015 include completing the physical excavation and detailed engineering for all shaft works, installing the new hoist, fabricating and installing a new headframe, advancing the lining and equipping of the shaft, and completing construction of the new plant sufficiently that commissioning can be completed by mid-year 2016.

2015 General and Administrative Cost Forecast

Our 2015 general and administrative costs ("G&A"), including share based compensation, are expected to be approximately $17.5 million, relatively consistent with 2014 G&A. This figure is subject to fluctuations in the Canadian dollar ("CAD") to USD exchange rate, and the Company's ability to allocate certain costs incurred at head office that are directly attributable to operating subsidiaries.

The following table compares our 2015 forecast G&A against those incurred over the previous two years, as well as G&A on a per ounce of silver produced basis, which is a non-GAAP measure.

	Forecast		Actual			
	2015		2014		2013	
General and administrative costs (in '000s of USD)	$	17,500	$	17,908	$	17,596
Silver production (in '000s of ounces) (1)		26,000		26,112		25,959
General and administrative costs per silver ounce produced (2)	$	0.67	$	0.69	$	0.68

(1) Forecast silver production at the mid-point of the guidance given in this MD&A for the Company's existing operations.

(2) G&A cost per silver ounce produced is a non-GAAP measure used by the Company to assess G&A costs relative to production. It is calculated as G&A costs divided by total ounces of silver production in the period.

2015 Exploration and Project Development Expense Forecast

Exploration and project development expenses for Pan American in 2015 are expected to total approximately $16.5 million, which is a $3.3 million increase from 2014 and includes advancing surface exploration on targets defined for certain Mexican and Peruvian properties, as well as holding costs for various exploration properties, including Navidad.

2015 Mine Operation Forecasts

Management's expectations of each mine's operating performance in 2015 are set out below, including discussion on expected production, cash costs and AISCSOS, and capital expenditures.

- ***La Colorada mine***

La Colorada 2015 silver production is expected to be similar to the 5.0 million ounces produced in 2014. The 2015 mine plan contemplates a processing rate of between 1,260 to 1,275 tonnes per day, with sulphide ore from the Candelaria mine zone comprising 60% of the total mine production, which is similar to the 2014 distribution. Oxide mine feed is anticipated to represent the remaining 40% of the processing feed with the majority coming from the Estrella mine zone. With similar distributions of sulphide and oxide feed planned for 2015, it is expected that base metal by-product production will be consistent with 2014 production.

2015 cash costs per ounce of $8.50 to $9.25 are expected to increase from the $8.14 per ounce in 2014, primarily due to minor interferences expected from the new shaft excavation project somewhat reducing underground mine productivities, which are expected to be partially offset by Mexican Peso devaluation.

Sustaining capital expenditure at La Colorada in 2015 is expected to decrease from 2014 levels down to $11.0 to $12.0 million. The major elements making up this planned sustaining capital are as follows: $7.2 million in mine related capital, the largest components being a mine discharge water treatment plant (primarily sediment removal), a ventilation raise, and equipment rehabilitation; $1.4 million in development exploration; and $1.1 million in processing plant capital.

AISCSOS at La Colorada for 2015 is expected to be between $10.95 and $11.70 per ounce, in-line with the $10.90 per ounce reported in 2014.

In addition, capital expenditures relating to an expansion project for the La Colorada mine are expected to require $75.0 million to $80.0 million in 2015. Please see "2015 Capital Expenditure Forecast" section for a detailed description of these expenditures.

- ***Dolores mine***

We expect reasonably similar heap stacking rates at Dolores during 2015 as compared to 2014. However, we anticipate an improvement in silver production to between 4.00 million and 4.15 million ounces, from 3.98 million in 2014, as a result of an increase in silver grades offset by an expected in-heap inventory build-up. Similarly, gold grades are expected to improve significantly, again partially offset by the in-heap inventory build-up, resulting in forecasted 2015 gold production of between 75,000 ounces and 80,000 ounces, up from the 66,800 ounces in 2014.

The expected increase in 2015 silver and gold production, a continuance of the general downward trend in certain costs associated with lower oil prices and reduced growth in demand for certain consumables and sustained Mexican Peso devaluation result in forecasted 2015 cash costs per ounce of between $8.50 and $10.00 per ounce, a substantial decrease from the $12.94 per ounce cash costs for Dolores in 2014.

Sustaining capital expenditures at Dolores is forecast at between $30.0 million and $35.0 million, an increase from the $27.6 million expended in 2014. The sustaining capital planned for 2015 is primarily comprised of pre-stripping activities, truck rehabilitations, loading and drilling equipment rehabilitations and the installation of a contingent process solution treatment plant to address unexpectedly large precipitation and/or power outage events.

AISCSOS at Dolores for 2015 is expected to be between $17.00 and $18.50 per ounce, significantly down from the $27.02 per ounce reported in 2014 due primarily to the expectation that NRV adjustments on inventories of $23.3 million in 2014 will not be incurred in 2015.

In addition to sustaining capital expenditures, capital expenditures relating primarily to a new power line installation and process plant optimization projects are expected to require between $15.0 million and $17.0 million.

- ***Alamo Dorado mine***

As anticipated the Alamo Dorado mine will continue along a declining production profile as it enters the final year of its open pit mine life. Although anticipated throughput of 1.7 million tonnes is expected to remain relatively consistent with 2014 levels, a larger percent of the mill feed will be sourced from the lower grade mined ores and stockpiles. 2015 silver production is expected to be between 2.95 million and 3.20 million ounces, a decline of at least 8% from 2014 production of 3.47 million ounces. Similarly, gold production is anticipated to decrease from 2014 levels as a result of expected decreased grades.

Despite lower operating costs in 2015, cash costs per ounce are expected to increase from $12.89 in 2014 to between $14.00 and $14.50 per ounce in 2015 due to the lower silver and gold production as well as lower gold prices.

Given that Alamo Dorado is in its final years, no sustaining capital expenditure has been planned for 2015.

AISCSOS at Alamo Dorado for 2015 is expected to be between $14.30 and $14.80 per ounce, up from $13.05 per ounce reported in 2014 due to the anticipated decrease in silver sales from processing lower grade mined ores and stockpiles.

- ***Huaron mine***

We anticipate a continued positive trend in increased mining and milling rates at Huaron in 2015, resulting in a modest increase in silver produced to between 3.7 million and 3.8 million ounces from the 3.64 million ounces produced in 2014. The increased throughput rates are the result of the increased amount of ore available by mechanized long-hole mining, which is a benefit of the previous years' investments. Zinc and copper production are expected to decrease as a result of lower grades, while lead production is expected to remain relatively consistent.

Cash costs per ounce of between $13.00 and $13.75 per ounce are expected to increase from the 2014 level of $11.56 per ounce, primarily driven by a decline in by-product credits resulting from lower copper, lead and gold prices anticipated for 2015.

Sustaining capital expenditure in 2015 of between $8.0 million and $10.0 million is expected to be significantly lower than the $17.3 million in 2014. The 2015 capital budget is primarily comprised of a tailings dam expansion, near-mine diamond drilling, ventilation raises and mining equipment, camp additions and general equipment maintenance.

AISCSOS at Huaron for 2015 is expected to be between $16.00 and $17.00 per ounce, representing an average 13% decrease from the $19.07 per ounce reported in 2014 due primarily to lower sustaining capital expenditures.

- ***Morococha mine***

Milled tonnes, silver grades and recoveries, and silver production in 2015 are all expected to be relatively consistent with 2014 levels. 2015 copper production is expected to increase due to an improvement in copper grades and recoveries from mine sequencing, while zinc and lead production should remain stable with 2014 levels.

Cash costs are anticipated to remain between $12.75 and $14.25 per ounce in 2015, comparable to 2014 cash costs of $13.22 per ounce. Cash costs at Morococha in 2015 are expected to benefit from an increase in copper by-product credits, offset by an increase in concentrate treatment costs and lower lead production.

Morococha's sustaining capital for 2015 is expected to be between $6.0 million and $8.0 million, substantially lower than the 2014 capital spending of $10.2 million. The major components of the 2015 capital expenditures includes: $1.5 million in near-mine diamond drilling, $1.3 million in mining equipment, and $1.0 million on studies for deepening the Manuelita mine area beneath the primary drainage tunnel.

AISCSOS at Morococha for 2015 is expected to be between $16.00 and $17.50 per ounce, a 10% to 17% decrease from the $19.39 per ounce reported in 2014 primarily due to lower sustaining capital.

- ***San Vicente mine***

In 2015, we expect similar throughput rates and recoveries to the 2014 levels, and a modest improvement in silver grades due to mine sequencing and reductions in mine dilution through mining method improvements. The aggregate effect is expected to result in 2015 silver production of between 4.0 million and 4.15 million ounces, an increase from the 3.95 million ounces produced in 2014. Anticipated improvements in zinc and lead grades are expected to drive increased zinc and lead by-product production as well.

Expected 2015 cash costs per ounce of between $11.00 and $12.00 are lower than 2014 cash costs of $13.16 per ounce, due primarily to an expected improvement in by-product credits resulting from higher zinc and lead production. In addition, cash costs are expected to benefit from reductions in royalties from reduced metal prices as well as reduced concentrate treatment costs.

The 2015 expected sustaining capital at San Vicente is between $4.0 million and $5.0 million, an increase from sustaining capital levels in 2014. Major components of the 2015 sustaining capital budget includes $1.0 million in mill equipment refurbishment, $1.1 million in mine equipment replacements, a ventilation raise and pump station installations and $0.6 million in exploration.

AISCSOS at San Vicente for 2015 is expected to be between $12.25 and $13.25 per ounce, a slight decline from the $13.78 per ounce reported in 2014, as the same factors expected to reduce cash costs in 2015 described above will also benefit AISCSOS.

- ***Manantial Espejo mine***

The 2015 silver production objective for the Manantial Espejo mine is to maintain silver production levels consistent with those achieved in 2014. We anticipate a slight decline in silver grades to be offset by modestly higher throughput rates. Gold grades, recoveries, and production levels in 2015 are expected to be consistent with 2014 gold production.

Under the assumption that the devaluation of the Argentine peso will keep pace with local inflation rates during 2015, we expect that production costs will increase primarily from increased waste mining rates, and a swing in inventory variations from last year's inventory build-up to an expected reduction of inventory in 2015. Combined with decreased gold credits, driven by the decline in gold price from 2014, we expect higher cash costs from $10.12 per ounce for 2014 to between $10.50 and $11.75 per ounce in 2015.

Sustaining capital expenditure in 2015 is expected to be between $12.0 million and $14.0 million, a significant decrease from the $26.7 million spent in 2014. The majority of the 2015 capital budget is related to Maria open pit pre-stripping activities. The other major element of the 2015 sustaining capital budget is $2.5 million expected for brownfield exploration spending focused during January through June 2015.

AISCSOS at Manantial Espejo for 2015 is expected to be between $13.80 and $15.05 per ounce, a significant decrease from the $17.93 per ounce reported in 2014 due mainly to lower sustaining capital and lower net realizable value adjustments than were incurred in 2014.

2014 OPERATING PERFORMANCE

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American's operations in 2014 as compared to 2013.

	Silver Production (ounces '000s)		Cash Costs[1] ($ per ounce)	
	2014	2013	**2014**	2013
La Colorada	**4,979**	4,566	**$8.14**	$9.43
Dolores	**3,982**	3,503	**12.94**	7.47
Alamo Dorado	**3,473**	5,079	**12.89**	7.45
Huaron [5]	**3,635**	3,304	**11.56**	15.46
Morococha[2][5]	**2,370**	2,397	**13.22**	18.14
San Vicente[3]	**3,949**	3,967	**13.16**	15.51
Manantial Espejo	**3,725**	3,144	**10.12**	8.55
Consolidated Total [4]	**26,112**	25,959	**$11.46**	$10.96

(1) Any reference to "cash costs" in this MD&A is defined as cash costs net of by-product credits. Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company's by-product credits and a reconciliation of this measure to the Audited Consolidated Financial Statements.

(2) Morococha data represents Pan American's 92.3% interest in the mine's production.

(3) San Vicente data represents Pan American's 95.0% interest in the mine's production.

(4) Totals may not add due to rounding.

(5) Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). Please refer to Note 3 under the table "Total Cash Costs and Total Production Costs per Ounce of Payable Silver, net of by-product credits" included in the Alternative Performance (Non-GAAP) Measures section of this MD&A for further details.

The graph below presents silver production by mine in 2014:


Manantial Espejo
14%
La Colorada
19%
San Vicente
15%
Alamo
Dorado
14%
Morococha
9%
Huaron
14%
Dolores
15%
Mexico
Peru
Bolivia
Argentina

Pan American's 2014 silver production of 26.1 million ounces was relatively consistent with 2013 production levels of 26.0 million ounces. Stable silver production was largely achieved as a result of the following: record silver production at La Colorada which increased 9% from the prior year via increased throughput; a 14% increase in Dolores silver production from higher throughput and the increased leach times provided by the larger leach pad 3; and a throughput driven 10% increase in silver production at Huaron, a result of successful multi-year mine mechanization efforts. Also, San Vicente posted near-record annual silver production due to higher throughput, despite a two-week work stoppage during the third quarter of 2014. These production increases offset the expected decline in Alamo Dorado silver production as the mine approaches the end of its planned mine-life.

2014 silver production was well within management's forecast range of between 25.75 million and 26.75 million ounces, as described in the December 31, 2013 MD&A. Dolores, Huaron and La Colorada all exceeded 2014 guidance; San Vicente achieved 2014 guidance levels despite the work stoppage, while Alamo Dorado, Morococha, and Manantial Espejo were below 2014 guidance.

Pan American's consolidated cash costs net of by-product credits for 2014 were $11.46 per silver ounce, which compares to cash costs of $10.96 per ounce for 2013. The 2014 consolidated cash costs of $11.46 per ounce were less than the 2014 guidance of $11.70 to $12.70 per ounce, and were 5% higher than the 2013 adjusted cash costs of $10.96 per ounce. The year over year increase to cash costs was primarily attributable to increased cash costs at Dolores and Manantial Espejo, primarily from large swings in inventory variations, and at Alamo Dorado, from the expected grade reductions. Consolidated cash costs were also negatively affected by decreased by-product credits at the Dolores and Alamo Dorado mines, which were largely driven by declining gold prices. These increases were partially offset by decreased cash costs at the Peruvian operations, San Vicente, and at the La Colorada mine, all driven mainly from increased by-product production and unit cost benefits of increased throughputs.

The following tables set out the Company's by-product production over the past two years and the average market metal price metal produced:

By-Product Production		
	2014	2013
Gold (ounces '000s)	**161.5**	149.8
Zinc (tonnes '000s)	**43.5**	42.1
Lead (tonnes '000s)	**15.0**	13.5
Copper (tonnes '000s)	**9.0**	5.5

Average Market Metal Prices			
		2014	2013
Silver/ounce	$	**19.08**	23.79
Gold/ounce	$	**1,266**	1,411
Zinc/tonne	$	**2,164**	1,909
Lead/tonne	$	**2,096**	2,141
Copper/tonne	$	**6,862**	7,322

Consolidated gold production in 2014 was 161,500 ounces, an 8% increase from 2013 production levels. The year over year increase was mainly the result of additional gold produced at Manantial Espejo and Dolores in 2014. Both the Dolores and Manantial Espejo gold production increases were primarily a result of higher throughput rates in 2014 compared to 2013.

Pan American's 2014 base metals production increased significantly from 2013 levels. Consolidated copper production rose to a Company record 9,000 tonnes, 64% greater than 2013 due to significant production increases at Huaron and Morococha. Consolidated lead production increased 11% from 2013 to 15,000 tonnes, with higher production achieved at La Colorada and Morococha, partially offset by lower production at San Vicente. Consolidated zinc production rose 3% from 2013 to 43,500 tonnes, primarily on account of higher production at La Colorada.

2014 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American's operations for 2014, as compared to 2013.

	Payable Silver Sold (ounces '000s)		AISCSOS(1) ($ per ounce)	
	2014	2013	**2013**	2012
La Colorada	**4,726**	4,449	**10.90**	12.14
Dolores	**3,912**	3,361	**27.02**	24.07
Alamo Dorado	**3,607**	5,566	**13.05**	8.58
Huaron	**3,025**	2,878	**19.07**	23.23
Morococha	**2,125**	2,216	**19.39**	30.80
San Vicente(2)	**4,177**	3,702	**13.78**	15.75
Manantial Espejo	**3,860**	3,306	**17.93**	16.84
Consolidated Total (2)(3)	**25,431**	25,478	**17.88**	17.91

(1) Please refer to the section "Alternative Performance (Non-GAAP) Measures" for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Audited Consolidated Financial Statements. Corporate G&A costs are included in the Consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

(2) In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente operation compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company's previously reported consolidated AISCSOS of $18.33.

(3) Totals may not add due to rounding.

AISCSOS in 2014 were $17.88 per ounce, similar to the $17.91 per ounce AISCSOS in 2013. As shown in the table below, the relatively consistent year over year AISCSOS resulted from increased production and refining costs in 2014, which were significantly affected by larger negative NRV adjustments, offset by higher by-product credits and decreased sustaining capital and exploration expenses than in 2013. Consolidated silver sales quantities remained consistent from 2013 to 2014.

INDIVIDUAL OPERATIONS

The following tables summarize the metal production and cash costs achieved for each individual operation compared to that forecasted in the 2013 annual MD&A. Following the summary tables is analyses of each operation's 2014 operating performance as compared to 2013, as well as an analysis of 2014 operating performance compared to management's 2014 guidance. Reported metal figures included in tables in this section are volumes of metal produced.

	2014 Silver Production (million ounces)			2014 Cash Costs(1) ($ per ounce)		
	Forecast (2)	**Actual**		**Forecast (2)**	**Actual**	
La Colorada	4.85 - 4.95	4.98	√	$9.00 - $9.50	8.14	√
Dolores	3.60 - 3.85	3.98	√	$12.25 - $14.25	12.94	√
Alamo Dorado	3.75 - 3.80	3.47	×	$12.50 - $13.50	12.89	√
Huaron	3.40 - 3.50	3.64	√	$14.50 - $15.00	11.56	√
Morococha	2.50 - 2.60	2.37	×	$15.00 - $16.50	13.22	√
San Vicente	3.90 - 4.00	3.95	√	$12.50 - $13.00	13.16	×
Manantial Espejo	3.75 - 4.05	3.73	×	$8.75 - $10.00	10.12	×
Consolidated Total (3)	**25.75 - 26.75**	**26.11**	√	**$11.70 - $12.70**	**$11.46**	√

(1) Refer to footnotes to previous tables in the 2014 Operating Performance section of this MD&A

(2) Forecasted amount per guidance included in the annual MD&A for fiscal 2013 dated March 26, 2014.

(3) Totals may not add due to rounding.

	2014 Gold Production (koz)			2014 Zinc Production (kt)		
	Forecast [2]	Actual		Forecast [2]	Actual	
La Colorada	2.60 - 2.80	2.57	×	6.50 - 7.00	7.70	√
Dolores	64.00 - 68.00	66.82	√	-	-	-
Alamo Dorado	17.00 - 19.00	17.56	√	-	-	-
Huaron	0.60 - 1.20	1.16	√	13.50 - 14.00	14.20	√
Morococha	1.80 - 2.00	2.92	√	14.00 - 15.50	15.80	√
San Vicente	-	-	-	5.50 - 6.00	5.84	√
Manantial Espejo	69.00 - 72.00	70.47	√	-	-	-
Consolidated Total [2]	**155.0 - 165.0**	**161.5**	√	**39.5 - 42.5**	**43.5**	√

	2014 Lead Production (kt)			2014 Copper Production (kt)		
	Forecast [2]	Actual		Forecast [2]	Actual	
La Colorada	3.10 - 3.50	3.74	√	-	-	-
Dolores	-	-	-	-	-	-
Alamo Dorado	-	-	-	0.07 - 0.07	0.03	×
Huaron	5.35 - 5.70	6.03	√	3.35 - 3.55	5.88	√
Morococha	3.80 - 4.00	4.74	√	1.78 - 2.08	3.08	√
San Vicente	0.45 - 0.50	0.50	√	-	-	-
Manantial Espejo	-	-	-	-	-	-
Consolidated Total [2]	**12.7 - 13.7**	**15.0**	√	**5.2 - 5.7**	**9.0**	√

(1) Forecasted amount per guidance included in the annual MD&A for fiscal 2013 dated March 26, 2014.

(2) Totals may not add due to rounding.

- ***La Colorada mine***

	Twelve months ended December 31,			
	2014		2013	
Tonnes milled – kt		**471.3**		448.7
Average silver grade – grams per tonne		**366**		352
Average silver recovery – %		**89.8**		89.9
Silver – koz		**4,979**		4,566
Gold – koz		**2.57**		2.58
Zinc – kt		**7.70**		6.76
Lead – kt		**3.74**		3.32
Cash cost per ounce net of by-products[1]	**$**	**8.14**	$	9.43
Total cost per ounce net of by-products[1]	**$**	**10.09**	$	11.27
AISCSOS [1]	**$**	**10.90**	$	12.14
Payable silver – koz		**4,756**		4,365
Sustaining capital expenditures – thousands [2]	**$**	**13,476**	$	13,574

(1) AISCSOS and Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section "Alternative Performance (Non-GAAP) Measures" for a detailed reconciliation of these measures to our cost of sales.

(2) Sustaining capital expenditures excludes $17.9 million in 2014 related to investment capital incurred on the expansion project as disclosed in the Project Development Update and Alternative Performance (Non-GAAP) Measures sections.

2014 versus 2013

Silver production at the La Colorada mine in 2014 was a record 5.0 million ounces, a 9% increase compared to 2013 silver production, making La Colorada the Company's largest silver producer. The 2014 production increase resulted from 5% higher throughput and a 4% increase in average silver grades which were achieved using additional equipment acquired as part of the mine's expansion project.

Despite the increased throughput, gold production in 2014 remained consistent with 2013 production levels due to a 4% reduction in average gold grades and a 3% decrease to gold recoveries compared to the prior year, stemming from the mine sequencing. Increased sulphide ore throughput had a positive effect on base metal grades and recoveries, yielding records in annual zinc production of 7,700 tonnes and lead production of 3,700 tonnes, 14% and 13% greater than 2013 production, respectively.

2014 cash costs, net of by-products were $8.14 per ounce, the lowest in the Company, and a 14% decrease from those in 2013. The decrease in cash costs resulted from a 9% increase in silver production coupled with a 17% increase in by-product credits driven by the previously discussed record base metal production, which was slightly offset by lower realized gold prices and gold production.

2014 AISCSOS decreased by 10% to $10.90 from $12.14 in the previous year due to a 4% decrease in production costs, a 6% increase in by-product credits and a 6% increase in the amount of payable silver ounces sold from 2013 levels.

2014 versus 2014 Guidance

Silver production at La Colorada in 2014 exceeded the high end of management's forecast range of 4.85 million to 4.95 million ounces as a result of realizing higher than expected throughput rates at the expected silver grades and recoveries. Base metal production benefited from the better than expected throughput rates, grades and recoveries, resulting in zinc and lead production which exceeded our guidance. Gold grades lagged management's expectation, leading to actual gold production falling short of guidance.

Actual cash costs of $8.14 per ounce were lower than management's forecast range of between $9.00 and $9.50 per ounce. Cash costs at La Colorada in 2014 were positively influenced by better than expected silver, zinc and lead productions.

Sustaining capital expenditures at La Colorada during 2014 totalled $13.5 million, consistent with the $13.6 million in 2013, though $5.5 million more than our 2014 forecast of $8 million. The 2014 sustaining capital included a $5.6 million investment in a tailings dam expansion at La Colorada, which was reclassified from project capital to sustaining capital. In addition, the 2014 sustaining capital included expenditures in mine ventilation, mine site exploration drilling, equipment replacements and overhauls, and infrastructure upgrades. This capital excludes $17.9 million spent on the La Colorada expansion project during the year which is further described in the 2014 Project Development Update section of this MD&A.

- ***Dolores mine***

	Twelve months ended December 31,			
		2014		2013
Tonnes milled – kt		**6,053.9**		5.351.9
Average silver grade – grams per tonne		**40**		48
Average gold grade – grams per tonne		**0.44**		0.46
Average silver recovery – %		**51.8**		42.7
Average gold recovery – %		**78.3**		82.1
Silver – koz		**3,982**		3,503
Gold – koz		**66.82**		65.23
Cash cost per ounce net of by-products(1)	**$**	**12.94**	$	7.47
Total cost per ounce net of by-products(1)	**$**	**27.39**	$	20.12
AISCSOS (1)	**$**	**27.02**	$	24.07
Payable silver koz		**3,969**		3,494
Sustaining capital expenditures – thousands (2)	**$**	**27,632**	$	36,159

(1) AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2) Sustaining capital expenditures excluded $17.3 million and $50.5 million, in the 2014 and 2013 reporting periods, respectively, related to capital incurred on the leach pad and other expansion projects as disclosed in the Project Development Update section and Alternative Performance (non-GAAP) Measures section of this MD&A.

2014 versus 2013

Dolores produced 4.0 million ounces of silver in 2014, 14% higher than the 3.5 million ounces produced in 2013, a result of a 13% increase to stacking rates and a 9% improvement to silver recoveries which more than offset a 17% decrease to average silver grades. Improved recoveries in 2014 were realized from the benefits of the multi-stage leach process, whereby solutions recovered from the leaching of ore stacked on pad 2 were further enriched by the leaching of newly stacked ore on pad 3. In addition, the benefit of the increased heap leach surface area on pad 3 continues to allow for longer primary leach cycle times, further enhancing recovery rates from previously experienced levels.

Gold production of 66,800 ounces in 2014 favourably compared to the 65,200 ounces produced in 2013, as the increased processing throughput was partially offset by a 5% decrease in gold grades and recoveries.

Dolores's cash costs per ounce were $12.94 in 2014, a significant increase from the 2013 cash costs of $7.47 due to a large inventory variation swing as ore stockpiles grew in 2013 and were reduced in 2014 following the expected mine sequencing, in addition to a 19% decline in by-product credits per ounce resulting from lower realized gold prices in 2014.

2014 AISCSOS increased by 12% to $27.02 from $24.07 in the previous year driven by a 25% increase in production costs, which included a $10.3 million increase in NRV adjustments, and a $4.7 million decrease in by-product credits, largely attributable to the decline in gold price. These negative AISCSOS factors were partially offset by the benefits of a 17% increase in payable silver ounces sold in 2014, an $8.5 million and $2.3 million reductions in sustaining capital and exploration expenses, respectively.

2014 versus 2014 Guidance

In 2014 silver production was 3% more than the top-end of management's guidance range of 3.6 million to 3.85 million ounces, a result of better than anticipated stacking rates and silver recoveries, which outweighed the effect of lower than expected average silver grades. Gold production was within management's guidance range of 64,000 ounces and 68,000 ounces.

Cash costs for 2014 were $12.94 per ounce of silver, within the $12.25 to $14.25 per ounce 2014 forecast range provided by management.

Sustaining capital expenditures in 2014 totalled $27.6 million 18% lower than the $32.5 million forecasted following a decision to lease several new mine haul trucks. The 2014 sustaining capital was mainly spent on stripping activities, mine site exploration, access roads and camp upgrades, and on mining equipment replacements. Sustaining capital excludes $17.3 million in project capital spent during the year, which is further described in the 2014 Project Development Update section of this MD&A.

- *Alamo Dorado mine*

		Twelve months ended December 31,		
		2014		2013
Tonnes milled – kt		**1,763.0**		1,790.3
Average silver grade – grams per tonne		**75**		101
Average gold grade – grams per tonne		**0.37**		0.36
Average silver recovery – %		**81.4**		87.1
Silver – koz		**3,473**		5,079
Gold – koz		**17.56**		17.6
Copper – tonnes		**30**		120
Cash cost per ounce net of by-products(1)	**$**	**12.89**	$	7.45
Total cost per ounce net of by-products(1)	**$**	**16.28**	$	10.98
AISCSOS (1)	**$**	**13.05**	$	8.58
Payable silver – koz		**3,454**		5,043
Sustaining capital expenditures – thousands	**$**	**293**	$	7,621

(1) AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2014 versus 2013

As expected, 2014 silver production of 3.5 million ounces at Alamo Dorado was significantly less than the 5.1 million ounces produced in 2013. Silver production decreased primarily due to the planned processing of lower silver grade ores with lower silver recoveries which decreased by 26% and 7%, respectively.

Despite a slight decrease in throughput rates and gold recoveries from 2013 levels, the 2014 gold production was comparable to 2013 as a result of a 4% improvement in realized average gold grades in 2014.

Alamo Dorado's cash costs per ounce were $12.89 in 2014, a significant increase from the 2013 cash costs of $7.45 due primarily to increased waste mining and lower silver production as a result of processing lower silver grade ores, which was partially offset by improved by-product credits per ounce as gold production levels remained consistent year over year while silver production decreased substantially.

2014 AISCSOS increased by $4.47 to $13.05 from $8.58 in 2013. Although year over year direct production costs remained relatively consistent, the lower 2014 silver production resulted in 35% less payable silver ounces being sold in 2014, which along with a $1.9 million NRV adjustment drove the increase to AISCSOS in 2014.

2014 versus 2014 Guidance

Alamo Dorado's silver production in 2014 was 7% lower than the bottom end of management's forecast range of 3.75 million to 3.8 million ounces, the result of below expected silver recoveries on the lower grade ore processed in the year. Gold production was within management's guidance range of between 17,000 ounces and 19,000 ounces.

Cash costs of $12.89 per ounce were consistent with management's forecasted range of $12.50 to $13.50 per ounce as slightly higher operating costs per ounce were offset by better than expected gold by-product credits.

Capital expenditures at Alamo Dorado during 2014 totalled $0.3 million, slightly lower than management's guidance of $0.5 million.

- *Huaron mine*

		Twelve months ended December 31,		
		2014		2013
Tonnes milled – kt		**892.8**		802.3
Average silver grade – grams per tonne		**154**		158
Average zinc grade – %		**2.41**		2.53
Average silver recovery – %		**83.2**		81.8
Silver – koz		**3,635**		3,304
Gold – koz		**1.16**		0.94
Zinc – kt		**14.20**		14.02
Lead – kt		**6.03**		5.84
Copper – kt		**5.88**		3.39
Cash cost per ounce net of by-products(2)	**$**	**11.56**	$	15.46
Total cost per ounce net of by-products(2)	**$**	**15.54**	$	19.51
AISCSOS (1)	**$**	**19.07**	$	23.23
Payable silver – koz (2)		**3,120**		2,879
Sustaining capital expenditures – thousands	**$**	**17,327**	$	15,474

(1) AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2) Previously reported cash costs and total costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15) and a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85). There was also an immaterial change to previously reported payable silver production as a result of this correction. Please refer to Note 3 under the table "Total Cash Costs and Total Production Costs per Ounce of Payable Silver, Net of By-Product Credits" included in the Alternative Performance (Non-GAAP) Measures section of this MD&A for further details.

2014 versus 2013

In 2014 mill throughput at Huaron increased by 11% relative to 2013 which more than offset a 3% decrease in average silver grades and resulted in a 10% increase in silver production to a record 3.64 million ounces. The increased throughput rate reflected the benefits obtained from the multi-year mine mechanization effort which also focused on high-grade copper ore zones and led to a 73% increase in copper production to a record 5,900 tonnes. Lead and zinc production were largely consistent with 2013 production levels increasing by 3% and 1%, respectively.

Cash costs at Huaron in 2014 decreased to $11.56 per ounce, 25% below 2013's cash costs. The lower cash costs were achieved primarily through reduced operating costs of the mechanized mining methods; unit cost benefits associated with the increased throughput rates, and improved by-product credits per ounce driven largely from record copper production partially offset by reduced copper prices.

2014 AISCSOS of $19.07 was 18% lower than the $23.23 in the previous years. The decrease was largely attributable to by-product credits which increased by $16.5 million, and a 5% increase in Huaron payable silver ounces sold, which resulted from increased silver production.

2014 versus 2014 Guidance

Silver production in 2014 was 4% above the high end of management's 2014 guidance of 3.4 million to 3.5 million ounces. The benefits of mechanized mining at Huaron has outperformed management's expectations and the associated higher throughputs obtained more than offset less than expected silver grades. The production of all base metals was above management's guidance as a result of better than expected throughput rates and metal recoveries.

The actual cash costs in 2014 were 20% better than the bottom of our forecast range of $14.50 to $15.00 per ounce. This positive performance was attributable to better than expected throughputs driving reduced unit costs as well as better than expected by-product production, primarily copper.

Capital expenditures at Huaron during 2014 totalled $17.3 million, compared to our forecast of $9.5 million. The increased sustaining capital expenditure related primarily to additional upgrades and underground 250-level development (primary drainage and haulage level) which was determined to be accretive in 2014 and thus progressed accordingly. Other costs included in 2014 sustaining capital included upgrades to the shaft loading pockets, mine site exploration, and a tailings dam raise.

- ***Morococha mine*** (1)

	Twelve months ended December 31,			
	2014		2013	
Tonnes milled – kt		**566.3**		573.3
Average silver grade – grams per tonne		**152**		149
Average zinc grade – %		**3.60**		3.20
Average silver recovery – %		**86.39**		87.9
Silver – koz		**2,370**		2,397
Gold – koz		**2.92**		2.65
Zinc – kt		**15.80**		15.16
Lead – kt		**4.74**		3.77
Copper – kt		**3.08**		2.03
Cash cost per ounce net of by-products(3)	**$**	**13.22**	$	18.14
Total cost per ounce net of by-products(3)	**$**	**22.23**	$	26.76
AISCSOS (2)	**$**	**19.39**	$	30.80
Payable silver – koz (3)		**2,010**		2,046
Sustaining capital expenditures – thousands	**$**	**10,199**	$	18,653

(1) Production and cost figures are for Pan American's 92.3% share only

(2) AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(3) Previously reported cash costs and total costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15) and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). There was also an immaterial change to previously reported payable silver production as a result of this correction. Please refer to Note 3 under the table "Total Cash Costs and Total Production Costs per Ounce of Payable Silver, Net of By-Product Credits" included in the Alternative Performance (Non-GAAP) Measures section of this MD&A for further details.

2014 versus 2013

With a slight decrease in throughput rates from the prior year, Morococha produced 2.37 million ounces of silver in 2014, 1% less than in 2013. Mine sequencing into higher-grade lead and copper ores resulted in a 26% increase in lead production to 4,700 tonnes, a 52% increase in copper production to a record 3,100 tonnes, and a 4% increase in zinc production to 15,800 tonnes in comparison to 2013 production.

Cash costs at Morococha decreased by 27% in 2014 to $13.22 per ounce of silver due mainly to successful cost reductions as well as from substantially higher by-product production. The increased quantities of by-product metals produced were partially offset by lower copper and lead prices.

2014 AISCSOS was $19.39 a 37% decrease from $30.80 AISCSOS in 2013. Despite 3% less payable silver ounces sold from Morococha in 2014, AISCSOS decreased as a result of an $8.7 million reduction in direct operating costs, and an $8.8 million increase in by-product credits.

2014 versus 2014 Guidance

Silver production at Morococha in 2014 was 5% lower than the bottom end of management's guidance range of 2.5 million to 2.6 million ounces. Gold production was within management's guidance range, while actual copper, lead and zinc production all exceeded the top-end of management's guidance range by 48%, 19% and 2%, respectively. Actual throughput rates and silver grades fell 5% short of management's original expectations as the mechanization efforts have not been as successful as expected given worse than expected ground conditions driving a mine re-sequencing into higher grade lead and copper ores and lower grade silver ores. Gold, copper, lead and zinc grades all exceeded management's expectations by 47%, 39%, 23%, 6%, respectively; while recoveries remained consistent with expectations with the exception of zinc which was 8% less than originally planned.

Actual cash costs in 2014 were 12% lower than the bottom end of management's forecast range of $15.00 to $16.50 per ounce due primarily to successful cost reductions as well as from greater by-product production.

Sustaining capital expenditures at Morococha during 2014 totalled $10.2 million, compared to management's guidance of $9.0 million. The majority of the capital expenditures in 2014 were on mine development and infrastructure, mine site exploration, plant upgrades and equipment overhauls.

- ***San Vicente mine*** [1]

	Twelve months ended December 31,			
	2014		2013	
Tonnes milled – kt		**316.0**		319.4
Average silver grade – grams per tonne		**417**		412
Average zinc grade – %		**2.37**		2.48
Average silver recovery – %		**93.2**		93.8
Silver – koz		**3,949**		3,967
Zinc – kt		**5.84**		6.20
Lead – kt		**0.50**		0.56
Cash cost per ounce net of by-products[2]	**$**	**13.16**	$	15.51
Total cost per ounce net of by-products[2]	**$**	**15.36**	$	18.07
AISCSOS [2]	**$**	**13.78**	$	15.75
Payable silver – koz		**3,636**		3,614
Sustaining capital expenditures – thousands	**$**	**3,415**	$	8,165

(1) Production and interest figures are for Pan American's 95.0% share only.

(2) AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales. In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente operation compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company's previously reported consolidated AISCSOS of $18.33.

2014 versus 2013

In 2014, San Vicente's silver production remained consistent with the prior year as throughput rates, silver recoveries, and grades all remained stable. The steady throughput in 2014 was achieved despite a two-week shutdown in July that resulted from a strike at the mine. Zinc production decreased by 6% and lead production decreased by 11% primarily on account of decreased grades.

Cash costs at San Vicente decreased by 15% to $13.16 in 2014 as compared to 2013. The lower cash costs in 2014 resulted primarily from lower concentrate treatment and royalty costs from lower metal prices realized in 2014.

2014 AISCSOS decreased by 13% to $13.78 from $15.75 in the previous year. The 2014 decrease was primarily attributable to 13% more payable silver ounces being sold, along with a $4.8 million reduction to sustaining capital expense.

2014 versus 2014 Guidance

Attributable silver production in 2014 of 3.9 million ounces was in-line with management's forecast range of 3.9 million to 4.0 million ounces. 2014 silver production was able to meet forecasted amounts as a result of slightly better than expected grades and recoveries despite the mine having a two week shutdown in mid-2014. Actual zinc and lead production were within management's guidance.

Actual cash costs of $13.16 per ounce of silver were slightly higher than management's forecast range of $12.50 to $13.00 per ounce due to slightly higher than expected employment and concentrate treatment costs.

Capital expenditures at San Vicente during 2014 totalled $3.4 million, which was below management's forecast of $6.0 million, and significantly lower than the $8.2 million incurred in 2013, due to capital rationing initiatives. Capital spending in 2014 was primarily on mine infrastructure, equipment overhauls, and mine site exploration.

- ***Manantial Espejo mine***

	Twelve months ended December 31,			
	2014		2013	
Tonnes milled – kt		**796.9**		719.6
Average silver grade – grams per tonne		**157**		150
Average gold grade – grams per tonne		**2.82**		2.81
Average silver recovery – %		**92.1**		91.3
Average gold recovery – %		**95.2**		95.4
Silver – koz		**3,725**		3,144
Gold – koz		**70.47**		60.82
Cash cost per ounce net of by-products[1]	**$**	**10.12**	$	8.55
Total cost per ounce net of by-products[1]	**$**	**20.76**	$	19.03
AISCSOS [1]	**$**	**17.93**	$	16.84
Payable silver – koz		**3,717**		3,138
Sustaining capital expenditures – thousands	**$**	**26,741**	$	12,002

(1) AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2014 versus 2013

Silver production in 2014 at the Manantial Espejo mine was 3.7 million ounces, a 18% increase from 2013 production. This increase was the combined result of an 11% increase in throughput rates, a 5% improvement in silver grades, and a 1% improvement to silver recoveries largely achieved through successful plant optimization efforts.

2014 gold production of 70,500 ounces was 16% more than 2013 gold production of 60,800. The improved gold production was primarily driven by record mill throughput as gold grades and recoveries were consistent with those in 2013.

In 2014, cash costs at Manantial Espejo increased to $10.12 per ounce of silver, 18% higher than 2013 cash costs of $8.55 per ounce. The main drivers of the increased cash costs were a large swing in inventory variations moving from stockpile building in 2013 to stockpile draw-downs in 2014 partially offset by reduced non-capitalized waste mining rates. In addition, lower realized gold prices more than offset the benefit of increased year-over-year gold production.

2014 AISCSOS increased 6% to $17.93 from $16.84 AISCSOS in 2013 due largely to a $14.7 million increase in sustaining capital, and a $4.7 million increase in production costs from 2014 NRV adjustments. These 2014 negative AISCSOS factors were partially offset by an 18% increase in payable Manantial Espejo silver ounces sold, and a $13.9 million increase in by-product credits.

2014 versus 2014 Guidance

Manantial Espejo's actual throughput rates and silver recoveries were slightly better than expected, though average 2014 realized silver grades were lower than planned. The combined result was Manantial Espejo's 2014 silver production being slightly below management's forecasted range of 3.75 million to 4.05 million ounces.

2014 cash costs of $10.12 per silver ounce were 1% higher than the forecast range of $8.75 to $10.00 per ounce. The main driver for the higher than expected cash costs was lower than expected by-product credits driven by 2014 declining gold prices.

Sustaining capital expenditures at Manantial Espejo during 2014 totalled $26.7 million, 11% lower than the $30.0 million forecast for 2014 and $14.7 million higher than that in 2013. The 2014 sustaining capital expenditure was primarily for open pit pre-stripping as well as a tailings dam expansion and mine site exploration.

2014 PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent at each of Pan American's significant projects in 2014, as compared to 2013 and 2012. Our accounting policies determine which portion of the amounts spent at our projects is capitalized and which portion is expensed during the period.

Project Development Spending (thousands of USD)						
	2014		2013		2012	
Dolores Projects	**$**	**17,254**	$	50,482	$	21,291
La Colorada Expansion	**$**	**17,924**	$	-	$	-
Navidad (1)	**$**	**4,437**	$	2,761	$	20,044
Morococha Project	**$**	**-**	$	-	$	6,389
Other	**$**	**-**	$	203	$	4,244

(1) Development spending at Navidad is expensed as incurred which will continue until such time a change in circumstances regarding the project warrant project costs being accordingly capitalized.

- ***La Colorada Expansion***

Pan American invested $17.9 million on the La Colorada expansion, of which $5.6 million was used to purchase new underground mobile mining equipment and to advance project-related underground mine lateral development, $5.1 million was spent on engineering work and equipment purchases for the plant expansion, $3.4 million was spent on new community infrastructure, $1.5 million was spent on procurement of the new production hoist, $0.9 million in camp expansions and expanded site infrastructure, and the remainder was required to fund indirect project costs.

During 2014 the following progress on the expansion project was achieved:

- Completed the basic engineering package for the new processing plant, ordered all major equipment for the plant, and commenced detailed engineering and equipment fabrication;
- Selected the plant engineering procurement and construction contractor;
- Completed over 1,500 meters of development to enable access at the future shaft-bottom, and completed a ventilation raise to provide the necessary ventilation to advance underground project development;
- Purchased the required new mobile underground equipment;
- Procured a new production hoist for the future shaft;
- Awarded the shaft engineering and procurement contract; and,
- Awarded the raise boring contract for the new shaft and commenced the pilot hole drilling.

- ***Dolores Projects***

The Company invested $17.3 million in project capital during 2014, the major items of which involved: the second phase of the Dolores' leach pad 3 expansion (approximately $14.2 million); advancement of the new power line (approximately $1.4 million); and performing processing optimization studies, which included completing a PEA on a Dolores expansion that adds a new milling and pulp agglomeration circuit and an underground mine (approximately $1.0 million).

The second phase of the expansion of leach pad 3 was essentially completed in 2014 both on schedule and on budget, and included the successful commissioning of a new solution pumping system. Pad 3 currently provides sufficient stacking room for ore production until mid-2017, at which time the completion of further lining on pad 3 will be required. Approximately $2.0 million of investment remain for the installation of a lime silo and conveyor belt which has been carried over into 2015.

The new Dolores power line project advanced during 2014. When completed the new line will replace the current diesel generated power with grid power from the state of Chihuahua. The project is expected to have a pay-back period of approximately 2 years. Approval for the design of the line and the supply of electrical power was received from the Mexican national power utility CFE in 2014. Working with a third party engineering and construction company, the Company advanced negotiations with local land owners regarding power line right of way acquisitions during the year, and an agreement was executed whereby the state power supply company will take ownership of the power line upon its completion, as required in Mexico. Environmental impact assessments were completed and submitted for regulatory approvals.

- ***Navidad***

At the Navidad project, the Company spent a total of $4.4 million in 2014, this was all expensed. The project was place on care and maintenance in the fourth quarter of 2013 and remained as such throughout 2014. The Company continued its focus on local community support activities in Chubut in

2014. Activities related to project engineering, procurement and development have been curtailed since late 2013 until a new law is passed allowing for open pit mining and any associated tax and royalty implications can be assessed.

2014 EXPLORATION AND PROJECT DEVELOPMENT RESULTS

The Company completed over 152.5 kilometers of diamond drilling in 2014. Through these exploration activities the Company discovered approximately 29.6 million ounces of new silver mineral reserves, while at the same time depleting 32.9 million ounces of contained silver through production, and re-categorizing 20.1 million ounces of silver reserves primarily due to lower metal prices. While reserves declined modestly, the average reserve silver grade increased by 4.1%, and average reserve gold grade rose by 5.5%.

The La Colorada mine, which holds Pan American's largest reserves, had a net addition of 5.5 million silver ounces in 2014 for a total of 86 million ounces of silver reserves, a 6% year-over-year increase. Exploration activities were restricted to certain areas at La Colorada, due to the development work for the expansion project.

The San Vicente mine replaced all of the 4.5 million ounces of silver mined during 2014 and added another 0.9 million ounces of new reserves.

As expected, lower precious metal price assumptions and depletion from 2014 production more than offset reserve additions at Dolores, Huaron, and Morococha. Net of 2014 production and exploration additions, reserves at Dolores declined by 0.8 million ounces of silver and increased by 52,000 ounces of gold, due to pit optimization. At Huaron, mineral reserves declined by 0.9 million ounces of silver and at Morococha reserves declined by a modest 0.2 million ounces.

The largest change in 2014 was at Manantial Espejo, where silver reserves declined by 3.4 million ounces and gold diminished by 44,000 ounces. These ounces have been moved from mineral reserves to mineral resources due to lower metal prices and may be re-classified should metal prices or the cost environment improve.

For a complete breakdown of the Company silver resources and reserves by property and category, refer to the section "Mineral Reserves and Resources" of this MD&A.

OVERVIEW OF 2014 FINANCIAL RESULTS

For the year ended December 31, 2014, Pan American generated a net loss of $544.8 million compared to a net loss of $445.8 million generated in 2013. Net losses in 2014 and 2013 were both primarily the result of pre-tax non-cash impairment charges on certain mineral property plant and equipment assets, in the amounts of $596.3 million and $540.2 million, respectively. The 2014 impairment charges, discussed in detail in "Net impairment of mining assets and goodwill" section of this MD&A, were directly attributable to decreases in metal prices in the later part of 2014. These market price decreases led the Company to lower the silver and gold prices assumptions used both to estimate reserves and in discounted life of mine cash flow models. Decreased realized metal prices had a negative effect on revenue which declined 9% in 2014 from 2013, and significantly contributed to the 2014 net loss. However, despite the 2014 increased net loss, 2014 net cash generated from operating activities increased to $124.2 million compared to the $119.6 million generated in 2013, as lower cash operating margins were more than offset by lower income taxes paid and working capital movements.

The following tables set out selected quarterly results for the past eight quarters, which are stated in thousands of USD except for the per share amounts. The dominant factor affecting results in the quarters presented below is the volatility of realized metal prices, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments.

2014 (in thousands of USD, other than per share amounts)	Quarters Ended (unaudited)								Year Ended	
	March 31		June 30		Sept 30		Dec 31		Dec 31	
Revenue	$	209,734	$	200,847	$	178,265	$	163,096	$	751,942
Mine operating earnings (loss)	$	31,576	$	10,245	$	(12,378)	$	(21,369)	$	8,073
Attributable earnings (loss) for the period	$	6,844	$	(5,472)	$	(20,254)	$	(526,706)	$	(545,588)
Basic earnings (loss) per share	$	0.05	$	(0.04)	$	(0.13)	$	(3.48)	$	(3.60)
Diluted earnings (loss) per share	$	0.05	$	(0.04)	$	(0.15)	$	(3.48)	$	(3.60)
Cash flow from operating activities	$	36,125	$	48,895	$	38,345	$	823	$	124,188
Cash dividends paid per share	$	0.125	$	0.125	$	0.125	$	0.125	$	0.50
Other financial information										
Total assets									$	2,017,873
Total long term financial liabilities									$	79,823
Total attributable shareholders' equity									$	1,563,092

2013 (in thousands of USD, other than per share amounts)	Quarters Ended (unaudited)								Year Ended	
	March 31		June 30		Sept 30		Dec 31		Dec 31	
Revenue	$	243,012	$	175,576	$	213,556	$	192,360	$	824,504
Mine operating earnings	$	74,816	$	3,814	$	33,934	$	18,955	$	131,519
Attributable earnings (loss) for the period	$	20,148	$	(186,539)	$	14,154	$	(293,615)	$	(445,851)
Basic earnings (loss) per share	$	0.13	$	(1.23)	$	0.09	$	(1.94)	$	(2.94)
Diluted earnings (loss) per share	$	0.10	$	(1.23)	$	0.09	$	(1.94)	$	(2.96)
Cash flow from operating activities	$	32,251	$	469	$	40,730	$	46,156	$	119,606
Cash dividends paid per share	$	0.125	$	0.125	$	0.125	$	0.125	$	0.50
Other financial information										
Total assets									$	2,767,456
Total long term financial liabilities									$	110,088
Total attributable shareholders' equity									$	2,182,334

- ***Income Statement***

A net loss of $544.8 million was incurred in 2014 compared to a net loss of $445.8 million in 2013. The basic loss per share for 2014 was $3.60 compared to the $2.94 loss per share in 2013. The major contributors to the 2014 increased loss were: a $78.3 million increase to net of tax non-cash impairment charges taken on certain mineral property assets; a $72.6 million decrease in revenues, driven primarily by lower realized metal prices partially offset by increased sales volumes; a $50.9 million increase in cost of sales made up of increases to both depreciation and annual production costs, driven by increased throughput and higher negative non-cash NRV charges to in-process inventories; and, a combined $23.7 million decrease in net gains on derivatives, commodity contracts and asset sales. These factors were offset by various expense reductions in 2014, the most significant being a $131.5 million decrease in income tax expense (excluding the tax effect of the non-cash impairments), and a $2.3 million decrease in exploration and project development expenses.

The following table highlights the key items that affected net loss year over year:

Net loss for 2013			$	(445,846)
Decreased revenue:				
Lower realized metal prices, net of changes in settlement adjustments	$	(112,878)		
Higher quantities of metal sold		43,542		
Increased TCRCs		(3,226)		
Total change in revenue			$	**(72,562)**
Increased cost of sales:				
Higher production costs and royalty charges		(39,086)		
Higher depreciation and amortization		(11,797)		
Total change in cost of sales				**(50,883)**
Net of tax 2014 impairment, incremental to 2013				(78,293)
Decreased net realized gain on derivatives, commodity contracts and asset sales				(23,739)
Decreased other income				(9,601)
Decreased income tax, excluding effect of mineral property impairments				131,510
Decreased exploration and project development expense				2,250
Decreased net finance and interest expense				1,292
Decreased FX loss				1,362
Net change in other items				(313)
Net loss for 2014			**$**	**(544,823)**

Revenue for 2014 was $751.9 million, a 9% decrease from 2013 revenue of $824.5 million. The decrease in revenue was driven by a $136.2 million price variance from lower metal prices realized for all metals but zinc, and a $3.2 million year over year increase in treatment and refining charges ("TCRC") included in revenue. These negative effects were offset by a $43.5 million positive volume variance from higher quantities of all metals sold, and approximately $23.3 million less in negative provisional price and quantity adjustments in 2014 compared to those in 2013.

The following table reflects the metal prices that the Company realized, and the quantities of metal sold during each period. Realized prices for all metals sold decreased from 2013 with the exception of zinc, which increased 13%. Silver and gold experienced the most significant decreases falling 20% and 9%, respectively. Silver sales volumes in 2014 were essentially the same as those in 2013, while copper and gold sales quantities increased significantly with 57% and 12% more metal sold in 2014 than 2013, respectively. Lead sales quantities increased 6% from 2013 while 2014 zinc sales volumes were consistent with 2013 levels.

	Realized Metal Prices Year ended December 31,				Quantities of Metal Sold Year ended December 31,	
		2014		2013	2014	2013
Silver [1] – ounces	$	**18.53**	$	23.29	**25,430,519**	25,478,014
Gold [1] – ounces	$	**1,268**	$	1,398	**158,095**	141,341
Zinc [1] – tonnes	$	**2,160**	$	1,908	**37,547**	37,510
Lead [1] – tonnes	$	**2,085**	$	2,141	**14,071**	13,262
Copper [1] – tonnes	$	**6,825**	$	7,251	**7,396**	4,718

(1) Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper.

Mine operating earnings were $8.1 million in 2014, a decrease of $123.4 million from the $131.5 million generated in 2013. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. The decrease in mine operating earnings was primarily the result of the $72.6 million lower revenues noted above, and an increase in cost of sales, which was $50.9 million higher in 2014 than in 2013. The year over year increase to cost of sales was largely from higher production costs at Dolores and Manantial Espejo, mines which as discussed in the respective operations summaries experienced increased throughput and costs per ounce in 2014 compared to 2013. Also contributing to increased 2014 production costs was the 2014 inclusion of total negative period end in-process inventory NRV adjustments of $29.9 million compared to $13.0 million in 2013. The 2014 NRV inventory adjustments were comprised of a $19.7 million adjustment on heap inventory, and adjustments of $7.0 million, $0.9 million and $2.3 million on doré, stockpile and in-process inventories, respectively. The comparative total $13.0 million NRV adjustment in 2013 was comprised of adjustments for $10.3 million and $2.7 million on heap and doré inventories, respectively.

Impairments of mineral property plant and equipment assets and goodwill of $596.3 million pre-tax ($498.7 million net of tax) were recorded in 2014 relating to certain mining assets of the Company as summarized in the table below. This compares to the non-cash impairments of $540.2 million pre-tax ($420.4 million net of tax) recorded in 2013 primarily related to the Dolores mine and associated goodwill arising upon the acquisition of Minefinders in March 2012.

The following table summarizes the before and after tax impairment charges taken on the Company's mineral property assets in 2014 and 2013:

	December 31, 2014 (millions)				December 31, 2013 (millions)			
		Pre-tax		Net of tax		Pre-tax		Net of tax
Mine assets:								
Dolores mine [1]	$	**170.6**	$	110.8	$	**525.4**	$	405.6
Manantial Espejo mine		**76.7**		55.9		-		-
Alamo Dorado mine		**23.7**		17.7		-		-
Total mine assets	$	**271.0**	$	184.4	$	**525.4**	$	405.6
Development properties:								
Navidad property	$	**286.1**	$	286.1	$	-	$	-
Minefinders exploration properties [2]		**34.4**		23.4		**14.8**		14.8
Pico Machay property		**4.8**		4.8		-		-
Total development properties	$	**325.3**	$	314.3	$	**14.8**	$	14.8
Total	$	**596.3**	$	498.7	$	**540.2**	$	420.4

(1) The 2013 Dolores impairment charge includes a $184.7 million write-down to goodwill.

(2) The 2014 Exploration asset impairment includes a $4.1 million write-down to related goodwill, while the 2013 impairment includes a $7.1 million write down to related goodwill.

Due to a sustained decrease in metal prices that began during the third quarter of 2014 during the fourth quarter of 2014 the Company lowered the silver and gold prices used in its long term reserve prices and updated the metal prices used in the near-term and mid-term periods (up to 2018) in its life of mine cash flow models. The Company concluded that these changes constituted an indication of impairment in the fourth quarter of 2014. Based on the Company's estimation of the recoverable amounts of its mineral properties as at December 31, 2014, determined on a fair value less costs to sell basis, the Company concluded that impairment charges were required on the Dolores, Manantial Espejo and Alamo Dorado mines, as well as on the Navidad project, and certain non-core exploration properties.

The Company's key assumptions for each impairment test included the most current information on operating and capital costs, and risk adjusted project specific discount rates. The Company used a median of analysts' consensus pricing for the first four years of its economic modeling for impairment purposes, and long term reserve prices for the remainder of each asset's life. The prices used can be found in the key assumptions and sensitivity section below.

At its Dolores property, the Company determined that the carrying value of approximately $516.1 million, net of associated deferred tax liabilities was greater than its recoverable amount of $405.3 million when using a 5% risk adjusted discount rate. Based on the assessment at December 31, 2014, the Company recorded a further impairment charge related to the Dolores mine of $170.6 million before tax ($110.8 million net of tax) comprised of mineral property of $88.6 million, exploration and evaluation property of $72.0 million, and property, plant and equipment assets of $10.0 million.

At its Manantial Espejo property, the Company determined that the carrying value of approximately $142.1 million, net of associated deferred tax liabilities, was greater than its recoverable amount of $86.2 million when using a 9% risk adjusted discount rate. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the Manantial Espejo mine of $76.7 million before tax ($55.9 million net of tax) comprised of mineral property of $46.3 million, and property, plant and equipment assets of $30.4 million.

At its Alamo Dorado property, the Company determined that the carrying value of approximately $45.6 million, net of associated deferred tax liabilities, was greater than its recoverable amount of $27.6 million when using a 5% risk adjusted discount rate. Based on this assessment the Company recorded an impairment charge related to the Alamo Dorado mine of $23.7 million before tax ($17.7 million net of tax) comprised of mineral property of $7.4 million, and property, plant and equipment assets of $16.3 million.

With regard to its Navidad property, the Company concluded an impairment at December 31, 2014 was warranted given the sustained decrease in metal prices and thus the implied market value of exploration and development-stage mineral properties, and the relatively high discount rate utilized for the recoverability assessment which reflects the currently challenging Argentine economic and mining industry conditions. The Company used a range of expected FX assumptions, and a risk adjusted project specific discount rate of 11.25% to develop a discounted cash flow model. Additionally, the Company compiled market data to develop an in-situ based valuation of the property. The result indicated that an impairment of $286.1 million before tax ($286.1 million net of tax) comprised of $271.9 million exploration and evaluation property, $3.6 million of land, and $10.6 million of equipment was necessary to reduce the approximate carrying value of $486.5 million to the estimated recoverable value of $200.4 million, inclusive of land and equipment.

Furthermore, in the fourth quarter of 2014 the Company determined that its La Bolsa, La Virginia, and Pico Machay properties at December 31, 2014 all had recoverable values, on a fair value less cost of sales basis, below their carrying values. For the La Bolsa property an impairment of $10.3 million before tax ($6.4 million net of tax) was warranted to reduce the carrying value of $25.2 million. The La Virginia property was written off entirely, including related goodwill $4.1 million, resulting in a total $24.1 million charge before tax ($17.0 million net of tax). At the Pico Machay property the Company determined that a $4.8 million impairment (both before and after tax) was appropriate to reduce the carrying value of approximately $22.2 million to $17.4 million.

Similarly, in 2013 primarily due to a sustained decrease in metal prices that began during the second quarter and continued through the balance of 2013, the Company concluded that impairment indicators existed and ultimately impairments were required at both June 30, 2013 and December 31, 2013.

For the June 30, 2013 impairment assessment the Company used then-current information for key assumptions on operating and capital costs, a long term silver price of $25 per ounce, a long term gold price of $1,350 per ounce, a range of possible outcomes related to a proposed Mexican royalty, and a risk adjusted project specific discount rate of 6%. Additionally, and consistent with prior periods, the Company used analysts' consensus pricing for the first four years of its economic modeling. At June 30, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $1,061 million, including goodwill and net of associated deferred tax liabilities, was greater than its recoverable amount of $872.5 million. Based on the above assessment at June 30, 2013, the Company recorded a Dolores mine related impairment charge of $187.5 million net of tax ($188.6 million before tax) comprised of goodwill of $184.7 million, and non-current assets of $3.9 million.

In the fourth quarter of 2013 the Company lowered the silver and gold prices assumed in its reserve and resource estimates and its life of mine cash flow models which ultimately lead to a conclusion that an impairment charge of $218.1 million net of tax ($336.8 million before tax), was required on the Dolores asset, which was allocated pro-rata amongst the mineral property ($194.6 million), exploration and evaluation property ($116.1 million), and property, plant and equipment assets ($26.1 million). This Q4 2013 impairment was in addition to a June 30, 2013 Dolores net of tax impairment of $187.5 million ($188.6 million before tax), further discussed in the paragraph above. For the purposes of the December 31, 2013 impairment review, the Company's key assumptions included the most current information on operating and capital costs, a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce, the effects of the Mexican tax reforms that were substantively enacted at that time, and a risk adjusted project specific discount rate of 6%. The Company used a median of analysts' consensus pricing for the first four years of its economic modeling for impairment purposes, which had further deteriorated since June 30, 2013. At December 31, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $723.1 million, net of associated deferred tax liabilities, was greater than its recoverable amount of $505.1 million.

Furthermore, at June 30, 2013, the Company reclassified certain exploration assets from assets held for sale to exploration and evaluation property which required assessment of their carrying amount based on fair value less costs to sell. These assets were classified as held for sale in the first quarter of 2013 when the Company entered into an agreement to potentially dispose of them and recorded an impairment charge of $18.3 million. At June 30 2013, it was determined that the estimated recoverable value of the non-current assets on a fair value less costs to sell basis required an impairment recovery of $3.4 million and brought the impairment charge of approximately $14.9 million as at June 30, 2013, for these properties.

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2014, December 31, 2013 and June 30, 2013 are based on analyst consensus prices and the Company's long term reserve prices, and are summarized in the following tables:

Metal prices used at December 31, 2014

Commodity Prices	2015-2018 average	Long term
Silver Price - $/oz.	$19.03	$18.50
Gold Price - $/oz.	$1,266	$1,250
Zinc Price - $/tonne	$2,423	$2,000
Copper - $/tonne	$6,996	$6,800
Lead Price - $/tonne	$2,255	$2,000

Metal prices used at December 31, 2013

Commodity Prices	2014-2017 average	Long term
Silver Price - $/oz.	$22.43	$22.00
Gold Price - $/oz.	$1,338	$1,300
Zinc Price - $/tonne	$2,184	$1,850
Copper - $/tonne	$7,001	$6,800
Lead Price - $/tonne	$2,205	$1,950

Metal prices used at June 30, 2013

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$26.79	$25.00
Gold Price - $/oz.	$1,508	$1,350
Zinc Price - $/tonne	$2,238	$1,750
Copper - $/tonne	$7,436	$6,500
Lead Price - $/tonne	$2,221	$1,850

The Company assesses impairment, when events or changes in circumstances indicate that the related carrying value may not be recoverable, at the cash-generating unit level ("CGU"), which is considered to be individual mine sites or development properties. The discount rates used to present value the Company's life of mine cash flows are derived from the Company's weighted average cost of capital which was calculated as 7.5% for 2014 (2013 – 8%), with rates applied to the various mines and projects ranging from 4.75% to 11.25% depending on the Company's assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company's mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2014, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change to each individual assumption while holding the other assumptions constant. Under certain such scenarios the carrying value of the Company's mineral properties associated with the Huaron mine and the Morococha mine may exceed their recoverable amount for the purposes of an impairment test.

For the Huaron mine, either of a 2% decrease in the long term silver price, a 4% decrease in the long term zinc price, a 6% decrease in the long term lead price, a 9% decrease in the long term copper price, a 1% increase in operating costs, a 4% appreciation of the Peruvian sol, or an 8% increase in capital expenditures would all in isolation cause the estimated recoverable amount to be equal to the CGU carrying value of $72.0 million (2013–$65.8 million). At December 31, 2013, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

For the Morococha mine, either of an 8% decrease in the long term silver price, or a 7% increase in operating costs would in isolation, cause the estimated recoverable amount to be equal to the CGU carrying value of $121.4 million (2013–$125.6 million). At December 31, 2013, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

In the case of the Dolores mine, the Alamo Dorado mine, the Manantial Espejo mine, the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount.

General and Administrative expense for 2014 was a $17.9 million comparable to the $17.6 million expense recorded in 2013. 2014 G&A expense included $2.5 million in share-based compensation, also comparable to the $2.2 million share based compensation included in 2013.

Exploration and project development expense was $13.2 million in 2014, a $2.3 million decrease compared to the $15.5 million expense in 2013. Both 2014 and 2013 exploration and project development expenditures were primarily related to greenfield exploration drilling activities predominantly within the vicinity of current operations. Also included in these expenses was approximately $4.8 million relating to the Navidad project compared to approximately $3.3 million of Navidad expense in 2013.

Investment income for the year ended December 31, 2014 totalled $2.8 million (2013 - $3.1 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company's short-term investment portfolio.

Income taxes for 2014 were a $92.5 million recovery, a $109.3 million decrease from the $16.8 million income tax expense recorded in 2013. The 2014 and 2013 income tax provisions were comprised of current and deferred income taxes as follows:

		2014		2013
Current taxes				
Current tax expense in respect of the current year	**$**	**35,763**	$	54,365
Adjustments recognized in the current year with respect to prior years		**44**		1,326
		35,807		55,691
Deferred taxes				
Deferred tax recovery recognized in the current year		**(20,199)**		(865)
Adjustments recognized in the current year with respect to prior years		**2,862**		(523)
Adjustments to deferred tax attributable to changes in tax rates and laws		**(2,876)**		86,825
Reduction in deferred tax liabilities due to tax impact of impairment of mineral property, plant, and equipment		**(97,541)**		(119,800)
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory		**(10,547)**		(4,571)
		(128,301)		(38,934)
Provision for income taxes	**$**	**(92,494)**	$	16,757

The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below. These result in an effective tax rate that varies considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes.

The main factors which have affected the effective tax rates for the year ended December 31, 2014 and the comparable period of 2013 were then non-deductible foreign exchange (gains)/ losses, foreign tax rate differences, mining taxes paid, and withholding tax on payments from foreign subsidiaries.

In 2014, the Company recorded a non-cash impairment charge on non-current assets on several properties, and on goodwill associated with the La Virginia property. No tax benefit was recognized on a substantial portion of these impairment charges, mainly related to the non-current assets of Navidad and the goodwill related to La Virginia.

In 2013, the Company recorded a non-cash impairment charge on goodwill related to Dolores and other Minefinders' exploration properties. No tax benefit was recognized for these transactions.

The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

		2014		2013
Loss taxes	$	**(637,315)**	$	(429,089)
Statutory tax rate		**26.00%**		25.75%
Income tax expense based on above rates	$	**(165,702)**	$	(110,490)
Increase (decrease) due to:				
Non-deductible expenses		**4,902**		5,198
Foreign tax rate differences		**(61,445)**		(22,164)
Change in net deferred tax assets not recognized:				
Argentina exploration expenses		**847**		3,598
Other deferred tax assets not recognized		**2,289**		2,042
Non-taxable unrealized gains on derivative financial instruments		**(350)**		(4,304)
Effect of other taxes paid (mining and withholding)		**8,050**		14,451
Non-deductible foreign exchange loss		**4,430**		242
Change to temporary differences on inventory		**2,647**		-
Impact of Peruvian tax rate change		**(2,876)**		-
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12		**3,272**		3,394
Impairment charges		**110,692**		41,166
Impact of Mexican tax reform		**-**		86,825
Other		**750**		(3,201)
	$	**(92,494)**	$	16,757
Effective tax rate		**14.51%**		(3.91%)

* The 2014 statutory income tax rates in the countries that the Company has operations in are as follows: Argentina – 35%, Bolivia – 25%, Mexico –30%, Peru – 30%.

- ***Statement of Cash Flows***

Cash flow from operations generated $124.2 million in 2014, a 4% increase from the $119.6 million generated a year ago. A large part of the increase in cash flow from operations resulted from the $64.9 million decrease to income tax paid in 2014 compared to 2013, and a positive $32.9 million change in working capital movement which was a $11.6 million source of cash in 2014 compared to a $21.3 million use of cash flow in 2013. The major difference in year over year working capital movements was the effect of inventory balances decreases in 2014 versus increases in 2013, which resulted in working capital cash generation of $11.3 million 2014 compared to a $25 million cash use in 2013. The positive effect of income taxes and working capital variances on 2014 cash flows offset the effect of lower cash operating margins driven largely by the previously discussed 2014 decline in realized metal prices.

Investing activities used $143.2 million in 2014, inclusive of $13.5 million spent on net short-term investments, and $1.9 million cash generated by asset dispositions. The balance of investing activities consisted primarily of spending $131.8 million on capital at the Company's mines and projects as described in the "2014 Operating Performance" section above. In 2013, investing activities used $125.3 million, inclusive of $19.9 million generated from net short-term investment liquidations and $13.7 million cash generated by asset dispositions.

Financing activities in 2014 used $83.9 million, whereas financing activities in 2013 used $90.2 million. Cash used in financing activities in 2014 consisted of $75.8 million paid as dividends to shareholders, $5.3 million in repayments of construction and equipment leases and $2.4 million in repayments of short-term debt.

In 2013, $90.2 million in cash was used in financing activities consisting of $75.8 million paid as dividends to shareholders, $6.7 million used in the share buy-back program, and $30.2 million in repayments of construction and equipment leases, which were offset by $23.5 million received as proceeds (in Argentine Pesos) from a short term bank loan received by one of the Company's subsidiaries for short term cash management purposes and mitigating exposure to foreign exchange risk.

- ***Income Statement Q4 2014***

Net losses for the three month periods ended December 31, 2014 and December 31, 2013 were $525.7 million and $293.1 million, respectively. Net losses in both periods were primarily the result of previously discussed pre-tax impairment charges taken in in both Q4 2014 and Q4 2013. The basic loss per share in Q4 2014 was $3.48 compared to the $1.94 loss per share in Q4 2013. The major contributors to the 2014 increased loss were: a $280.6 million increase to net of tax non-cash impairment charges taken on certain mineral property assets; a $29.3 million decrease in revenues, driven primarily by lower realized metal prices and decreased sales volumes; a $11.1 million increase in cost of sales primarily from increased depreciation and negatively affected NRV adjusted production costs, and a $11.8 million decrease in other income driven mainly by nonrecurring Morococha relocation payments received in 2013. These factors were offset by various expense reductions in 2014, the most significant being a $107.2 million decrease in income tax expense which excludes the tax effect of the non-cash impairments.

The following table highlights the key items that affected net loss quarter over quarter:

Q4 2013 net loss			$	(293,064)
Decreased revenue:				
Lower realized metal prices, net of changes in settlement adjustments	$	(25,354)		
Lower quantities of metal sold		(1,814)		
Increased TCRCs		(2,096)		
Total change in revenue			**$**	**(29,264)**
Increased cost of sales:				
Higher depreciation and amortization		(6,881)		
Higher production costs net of royalty charges		(4,179)		
Total change in cost of sales				**(11,060)**
Net of tax 2014 impairment, incremental to 2013				(280,636)
Decreased other income				(11,793)
Increased exploration and project development expense				(3,288)
Decreased net realized gain on derivatives, commodity contracts and asset sales				(7,574)
Decreased income tax, excluding effect of mineral property impairments				107,145
Decreased net finance and interest expense				2,785
Decreased FX loss				1,472
Net change in other items				(456)
Q4 2014 net loss			**$**	**(525,727)**

Revenue for Q4 2014 was $163.1 million, a 15% decrease from revenue in the comparable period in 2013. At the end of the Q4 2014 the Company decided to defer the sale of approximately 7,000 ounces of gold and 150,000 ounces of silver produced at Manantial Espejo mine until the first quarter of 2015. While this negatively impacted fourth quarter revenues and operating cash flows, the Company did receive approximately $0.8 million of additional revenue when this production was sold. Other factors driving the 15% decrease include a $30.6 million price variance from lower metal prices realized for all metals but zinc, and a $2.1 million year-over-year increase in treatment and refining charges included in revenue, and $1.8 million negative volume variance from lower quantities of all metals sold. These negative variances were offset by approximately $5.2 million less in negative provisional price and quantity adjustments in Q4 2014 compared to those in Q4 2013.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period:

	Realized Metal Prices Three months ended December 31,				Quantities of Metal Sold Three months ended December 31,	
		2014		2013	**2014**	2013
Silver [(1)] – ounces	**$**	**15.70**	$	20.28	**6,352,562**	6,436,002
Gold [(1)] – ounces	**$**	**1,205**	$	1,285	**35,686**	39,746
Zinc [(1)] – tonnes	**$**	**2,233**	$	1,911	**8,563**	9,394
Lead [(1)] – tonnes	**$**	**1,960**	$	2,143	**3,467**	3,635
Copper [(1)] – tonnes	**$**	**6,621**	$	6,915	**2,332**	1,286

(1) Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper.

Realized prices for all metals sold decreased from Q4 2013 with the exception of zinc which increased 17%. Silver, lead and gold experienced the most significant decreases falling 23%, 9% and 6%, respectively. Silver sales volumes in Q4 2014 were essentially the same as those in 2013, while gold, zinc and lead decreased 10%, 9% and 5% respectively. The Company had record copper sales in Q4 2014, selling 81% more than in Q4 2013.

Mine operating loss in Q4 2014 was $21.4 million, representing a $40.3 million decrease from mine operating earnings of $19.0 million in the same quarter last year. The lower revenue described above, combined with higher production costs and depreciation and amortization, largely due to higher volumes, resulted in decreased mine operating earnings. Cost of sales for Q4 2014 of $184.5 million was an increase of 6% from $173.4 million in the comparable period last year. Q4 2014 results were also impacted by negative sales adjustments to previously reported provisional sales of $4.4 million (Q4 2013: $5.8) and by net realizable value adjustments of $2.2 million (Q4 2013: $8.4m).

Impairments of mining assets during 2014, as previously discussed, all took place in Q4 2014 and amounted to $498.7 million, net of tax ($596.3 million before tax), where Q4 2013 impairments to the Dolores mine, as described previously, amounted to $218.1 million, net of tax ($336.8 million before tax).

General and Administrative expense for Q4 2014 was $3.1 million comparable to the $2.6 million expense recorded in 2013. The slight quarter over quarter increase was driven by higher share based compensation in Q4 2014 compared to Q4 2013 as the comparable period included expense recoveries made on year-end adjustments with no such recovery in Q4 2014.

Exploration and project development expense in Q4 2014 was $4.3 million compared to the $1.0 million in Q4 2013. Approximately $1.7 million of the Q4 2014 expense related to Navidad project costs compared to nil in Q4 2013. Consistent with the annual exploration and project development, the fourth quarter expenses primarily related to greenfield exploration drilling activities were predominantly within the vicinity of current operations.

Income tax provision during Q4 2014 amounted to a recovery of $105.3 million compared to $19.3 million in Q4 2013. The main factors which impacted the effective tax rates for Q4 2014 versus the expected statutory rate were similar to those described above for the full year 2014. The primary reason for the change in the provision from an expense to a recovery was the tax impact of impairment charges.

- ***Statement of Cash Flows Q4 2014***

Cash flow from operations generated $0.8 million in Q4 2014, down from the $46.2 million generated one year ago. The decrease is largely explained by decreases in cash mine operating earnings, excluding non-cash depreciation and amortization, and by changes in working capital. The decrease was offset partially by a $14.4 million decrease in income taxes paid in Q4 2014 compared to Q4 2013. Changes in non-cash working capital generated $4.2 million in Q4 2014 compared to $13.0 million in Q4 2013, an $8.8 million decrease. The decreased cash flow from working capital changes was primarily attributable to a $13.2 million decrease in cash generated from receivables movements, which generated $0.7 million in Q4 2014 compared to $13.9 million in Q4 2013. Other significant movements were a $6.5 million decrease in cash generated by changes in liabilities and provisions, which generated $1.8 million in Q4 2014, compared to $8.3 million in Q4 2013, offset by an additional $10.9 million source of cash from movements in prepaid expenditures and inventories, which generated $1.7 million of cash-flow in Q4 2014 compared to a $9.2 million use of cash in Q4 2013.

Cash flow from ***investing activities*** generated $6.4 million in Q4 2014 compared to $13.4 million in Q4 2013. Investing activities in Q4 2014 included cash generation of $33.7 million in liquidations of short term investments, $30.1 million used in capital investments, and an aggregate $2.8 million in cash generated on asset sale proceeds and tax refunds. The Q4 2013 investing activities consisted primarily of $41.2 million in cash from liquidations of short term investments, an aggregate of $33.7 million used in capital investments at the operating mines, and $5.8 million in cash received from proceeds from asset sales and tax refunds.

Financing activities in Q4 2014 used $20.9 million and consisted of $18.9 million in dividend payments to our shareholders, $1.5 million in payments on construction and equipment leases, and $0.4 million used for the repayment of short term loans. Financing activities in Q4 2013 used $17.2 million and consisted primarily of $18.9 million in dividend payments to our shareholders, $2.6 million in payments on construction and equipment leases, offset by $4.9 million in proceeds received from a short term bank loan received by one of the Company's subsidiaries for short term cash management purposes and mitigating exposure to foreign exchange risk.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $0.4 million (2013 - $0.4 million) for consulting services. Similarly, at December 31, 2014 and 2013 an accrual was recorded for consulting services for a nominal amount. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

The remuneration of directors and other members of key management personnel during the year were as follows, in thousands of USD:

		2014		2013
Short-term benefits	**$**	**9,700**	$	8,274
Share-based payments		**2,487**		1,890
	$	**12,187**	$	10,164

LIQUIDITY POSITION

The Company's cash and short-term investments balances at December 31, 2014 totaled $330.4 million, which was a decrease of $92.3 million from the balances at December 31, 2013. The decrease in net cash and short term investments in 2014 resulted primarily from capital expenditures on property, plant and equipment, the payment of dividends to our shareholders, and the cash utilized to repay construction leases that outpaced cash generated by operating activities and proceeds from the sales of assets.

Pan American's investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company's strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at December 31, 2014 was $522.7 million, a decrease of $166.3 million from the prior year-end's working capital of $689.0 million. The decrease in working capital was primarily due to the decrease in cash and short-term investments described above, a reclassification of $34.8 million in long term loans to the current liabilities section of our balance sheet, a decrease in inventories of $31.8 million and a decline in trade and other receivable balances of $9.1 million. The reclassification of long term debt was based on the maturity date of a convertible debenture note acquired through the Minefinders transaction in 2012 occurring on December 15, 2015. The decreases noted in inventories balances were driven primarily by negative net realizable adjustments while trade receivable balances were impacted by negative price adjustments to provisionally priced sales. Other changes to non-cash working capital were in the normal course of operations and fluctuated with the timing of payments, receipts and shipments.

The Company's financial position at December 31, 2014, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company's liquid assets are sufficient to fund currently planned sustaining and project capital expenditures for in 2015 of $161.0 million to $181.0 million and to discharge liabilities as they come due, including the redemption of the convertible note of approximately $34.8 million in December 2015. Please refer to the "2015 Capital Expenditure Forecasts" section of this MD&A for a more detailed description of the capital expenditures planned for each mine and projects in 2015. The Company remains well positioned to take advantage of strategic opportunities as they become available.

The impact of inflation on the Company's financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CAPITAL RESOURCES

Total attributable shareholders' equity at December 31, 2014 was $1,563.1 million, a decrease of $619.2 million from December 31, 2013, primarily as a result of the net loss incurred in the current year and dividends paid. As at December 31, 2014, the Company had approximately 151.6 million common shares outstanding for a share capital balance of $2,296.7 million (December 31, 2013 – 151.5 million and $2,295.2 million). The basic weighted average number of common shares outstanding was 151.6 million for the year ended December 31, 2014, and 151.5 million for year ended December 31, 2013.

On December 17, 2014, the Company announced that the Toronto Stock Exchange (the "TSX") accepted the Company's notice of its intention to make a normal course issuer bid ("NCIB") to purchase up to 7,570,290 of its common shares, representing up to 5% of Pan American's issued and outstanding shares. The period of the bid began on December 22, 2014 and will continue until December 21, 2015 or an earlier date should the Company complete its purchases. This is the Company's fourth consecutive NCIB program; however no shares have been repurchased under this program up until the date of this MD&A. Under the Company's previous program that ended on December 04, 2014, nil shares were purchased. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. Pan American is not obligated to make any further purchases under the program. All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American's working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan American since a portion of the Company's excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company's notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at December 31, 2014, the Company had approximately 1.4 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 53.68 months. Approximately 1.0 million of the stock options were vested and exercisable at December 31, 2014 with an average weighted exercise price of $22.65 per share. Additionally, as described in note 17 of the 2014 Financial Statements entitled Long Term Debt, the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

	Outstanding as at March 26, 2015
Common shares	151,643,372
Options	1,203,653
Total	**152,847,025**

The Company issued warrants as part of the Aquiline acquisition in December 2009 with an exercise price of CAD $35.00. These warrants expired without being exercised in December 2014.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, at December 31, 2014 and at the date of this MD&A, the Company had no metal under contract.

A part of the Company's operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company's exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short term investments of $74.3 million in CAD, $18.7 million in Mexican Pesos and $4.8 million in Peruvian Soles at the balance sheet date. At December 31, 2014 and at the date of this MD&A, all foreign currency forward contract positions had been closed out. During 2014, the Company maintained short term bank loans in Argentina and at December 31, 2014 had a balance outstanding of $17.6 million (2013: $20.1 million). These loans are denominated in Argentine Pesos and were drawn for the purposes of short term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

The Company did not record any gains or losses on its forward contracts and commodity and foreign currency contracts in 2014, compared to a loss of $4.6 million in 2013.

The carrying value of the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company's share purchase warrants with an exercise price of CAD $35 per share expired in December 2014. The change in the valuation of these share purchase warrants creates a permanent difference for tax purposes and resulted in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company's outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2014 were expected stock price volatility of 53.57%, expected life of 1.0 years, and expected dividend yield of 5.44%.

During the years ended December 31, 2014 and 2013, the Company recorded a gain on the revaluation of the share purchase warrants and the convertible notes of $1.3 million and $16.7 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company's environmental policies. The provision is measured using management's assumptions and estimates for future cash outflows. The Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes it over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company's estimated future closure and decommissioning costs is $99.7 million (2013 - $107.5 million) which has been discounted using discount rates between 1% and 21%. The provision on the statement of financial position as at December 31, 2014 is $43.2 million (2013 - $41.5 million). Decommissioning obligations at the Alamo Dorado and Manantial Espejo mines are estimated to be incurred starting in 2016 and 2017, respectively, while the remainder of the obligations are expected to be paid through 2026 or later if mine life is extended. Revisions made to the reclamation obligations in 2014 were primarily a result of increased site disturbance from the ordinary course of operations at the mines as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.

The accretion of the discount charged to 2014 earnings as finance expense was $3.2 million in line with $3.0 million in 2013. Reclamation expenditures incurred during the current year were $2.0 million (2013 - $0.4 million).

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the 2014 Financial Statements and the related notes.

The Company had the following contractual obligations at the end of 2014:

	Payments due by period 2014				
	Total	Within 1 year[2]	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$ 125,031	$ 125,031	$ -	$ -	$ -
Loan obligation	17,600	17,600	-	-	
Finance lease obligations [1]	8,425	4,238	4,187	-	-
Severance accrual	4,135	749	469	2,053	864
Provisions	3,121	3,121	-	-	-
Income taxes payable	22,321	22,321	-	-	-
Restricted share units ("RSUs") [3]	2,261	1,498	763		
Preferred share units ("PSUs")	281	-	281		
Current portion of long term debt [4]	37,867	37,867	-	-	-
Total contractual obligations [5]	**$ 221,042**	**$ 212,425**	**$ 5,700**	**$ 2,053**	**$ 864**

(1) Includes lease obligations in the amount of $8.4 million (December 31, 2013 - $10.9 million) with a net present value of $8.0 million (December 31, 2013 - $10.2 million) discussed further in Note 16 of the 2014 Financial Statements and notes.

(2) Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

December 31, 2014		Future interest component	Within 1 year
Current portion of:			
Accounts payable and other liabilities	**$ 125,031**	$ -	$ 125,031
Loan obligation	**17,600**	-	17,600
Current severance liability	**749**	-	749
Current portion of finance lease	**3,993**	245	4,238
Employee Compensation PSU's & RSU's	**429**	1,069	1,498
Convertible note	**34,797**	3,070	37,867
Provisions	**3,121**	-	3,121
Income tax payable	**22,321**	-	22,321
Total contractual obligations within one year	**$ 208,041**	$ 4,384	$ 212,425

(3) Includes RSU obligation in the amount of $2.2 million (2013 – $2.3 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2014 and 50% in December 2015.

(4) Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 of the 2014 Financial Statements for further details.

(5) Amounts above do not include payments related to the Company's anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 18 of the 2014 Financial Statements, and deferred tax liabilities.

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

- **AISCSOS**

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company's consolidated earnings and cash flow. To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the cost of sales, as reported in the consolidated income statements for the respective periods.

		Three months ended December 31,		Twelve months ended December 31,	
(in thousands USD, unless otherwise stated)		**2014**	2013	**2014**	2013
Direct Operating Costs		**$ 138,484**	$ 127,812	**$ 538,251**	$ 517,646
Net Realizable Value Adjustments		**2,212**	8,411	**29,953**	12,967
Production Costs (1)		**140,695**	136,223	**568,204**	530,613
Royalties		**5,277**	5,570	**27,955**	26,459
Smelting, refining and transportation charges		**24,159**	22,063	**86,470**	83,244
Less by-product credits		**(84,141)**	(85,696)	**(361,309)**	(331,809)
Cash cost of sales net of by- products (1)		**85,989**	78,160	**321,320**	308,507
Sustaining capital (3)		**24,172**	25,086	**99,083**	111,647
Exploration		**4,278**	990	**13,225**	15,475
Reclamation cost accretion		**809**	757	**3,238**	3,030
General & administrative expense		**3,051**	2,602	**17,908**	17,596
All-in sustaining costs (1)	**A**	**$ 118,298**	$ 107,595	**$ 454,744**	$ 456,255
Payable ounces sold (in koz)	**B**	**6,352.6**	6,436.0	**25,430.5**	25,478.0
All-in sustaining cost per silver ounce sold, net of by-products (2)	**(A*$1000)/B**	**$ 18.62**	$ 16.72	**$ 17.88**	$ 17.91
All-in sustaining cost per silver ounce sold, net of by-products (Excludes NRV Adj.)		**$ 18.27**	$ 15.41	**$ 16.71**	$ 17.40

(1) Totals may not add due to rounding.

(2) In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente operation compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. For the three months ended December 31, 2013 ("Q4-13") the effect of this revision was a $0.31 decrease to the previously reported consolidated Q4-13 AISCSOS of $17.03. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company's previously reported consolidated AISCSOS of $18.33.

(3) Please refer to the table below

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current silver ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project and the Dolores are considered investment capital projects.

	Three months ended December 31,		Twelve months ended December 31,	
Reconciliation of payments for mineral property, plant and equipment and sustaining capital (in thousands of USD)	**2014**	2013	**2014**	2013
Payments for mineral property, plant and equipment (1)	**$ 30,131**	$ 33,669	**$ 131,761**	$ 159,401
Add/(Subtract)				
Advances received for leases (1)	**636**	331	**3,230**	3,331
Project capital (La Colorada expansion project, and Dolores projects)	**(6,595)**	(8,914)	**(35,908)**	(51,085)
Sustaining Capital (2)	**$ 24,172**	$ 25,086	**$ 99,083**	$ 111,647

(1) As presented on the unaudited condensed interim consolidated statements of cash flows.

(2) Totals may not add due to rounding.

	Three months ended December 31, 2014								
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$ 11,676	$ 29,668	$ 18,309	$ 20,589	$ 16,583	$ 8,353	$ 33,307		$ 138,484
Net Realizable Value Adjustments	-	6,341	1,248	-	-	-	(5,377)		2,212
Production costs	$ 11,676	$ 36,009	$ 19,557	$ 20,589	$ 16,583	$ 8,353	$ 27,929		$ 140,695
Royalties	95	1,023	96	-	-	3,112	951		5,277
Smelting, refining and other direct selling charges	2,775	49	149	10,363	5,163	3,471	2,188		24,159
Less by-product credits	(5,980)	(17,859)	(5,870)	(18,525)	(15,198)	(2,681)	(18,027)		(84,141)
Cash cost per ounce of silver net of by-product credits [1]	$ 8,565	$ 19,222	$ 13,931	$ 12,428	$ 6,549	$ 12,254	$ 13,041		$ 85,989
Sustaining capital	1,488	7,962	67	4,970	3,149	992	5,543		24,172
Exploration	1	264	135	59	1,056	-	294	2,469	4,278
Reclamation cost accretion	59	90	58	150	96	56	274	25	809
General & Administrative expense	-	-	-	-	-	-	-	3,051	3,051
All-in sustaining costs [1]	$ 10,113	$ 27,538	$ 14,191	$ 17,607	$ 10,849	$ 13,302	$ 19,152	$ 5,545	$ 118,298
Payable silver ounces sold	1,098,949	882,500	816,061	787,616	537,071	1,117,385	1,112,980		6,352,562
All-in Sustaining Costs per Silver Ounce Sold	$ 9.20	$ 31.20	$ 17.39	$ 22.35	$ 20.20	$ 11.90	$ 17.21	N/A	$ 18.62
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$ 9.20	24.02	$ 15.86	$ 22.35	$ 20.20	$ 11.90	$ 22.04		$ 18.27

(1) Totals may not add due to rounding.

	Twelve months ended December 31, 2014								
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$ 49,992	$ 129,154	$ 65,519	$ 77,013	$ 68,873	$ 34,126	$ 113,573		$ 538,251
Net Realizable Value Adjustments	-	23,253	1,947	-	-	-	4,753		29,953
Production costs	$ 49,992	$ 152,407	$ 67,466	$ 77,013	$ 68,873	$ 34,126	$ 118,326		$ 568,204
Royalties	436	4,888	457	-	-	17,900	4,273		27,955
Smelting, refining and other direct selling charges	11,142	178	633	32,146	19,799	13,638	8,934		86,470
Less by-product credits	(23,761)	(81,377)	(22,370)	(70,723)	(59,487)	(11,753)	(91,838)		(361,309)
Cash cost per ounce of silver net of by-product credits [1]	$ 37,808	$ 76,097	$ 46,187	$ 38,437	$ 29,185	$ 53,911	$ 39,695		$ 321,320
Sustaining capital	13,476	27,632	293	17,327	10,199	3,415	26,741		99,083
Exploration	9	1,602	336	1,312	1,453	-	1,657	6,855	13,225
Reclamation cost accretion	237	362	232	600	384	226	1,096	102	3,238
General & Administrative expense	-	-	-	-	-	-	-	17,908	17,908
All-in sustaining costs [1]	$ 51,530	$ 105,693	$ 47,048	$ 57,676	$ 41,221	$ 57,552	$ 69,189	$ 24,865	$ 454,774
Payable silver ounces sold	4,726,138	3,911,600	3,605,832	3,024,572	2,125,430	4,177,048	3,859,900		25,430,519
All-in Sustaining Costs per Silver Ounce Sold	$ 10.90	$ 27.02	$ 13.05	$ 19.07	$ 19.39	$ 13.78	$ 17.93	N/A	$ 17.88
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$ 10.90	21.08	$ 12.51	$ 19.07	$ 19.39	$ 13.78	$ 16.69		$ 16.71

(1) Totals may not add due to rounding.

AISCSOS	Three months ended December 31, 2013								
	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente (2)	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$ 14,887	$ 32,288	$ 18,365	$ 19,265	$ 17,744	$ 6,025	$ 19,239		$ **127,812**
Net Realizable Value Adjustments	-	12,967	-	-	-	-	(4,557)		**8,411**
Production costs	$ 14,887	$ 45,255	$ 18,365	$ 19,265	$ 17,744	$ 6,025	$ 14,682		$ **136,223**
Royalties	-	1,119	-	-	-	3,110	1,341		**5,570**
Smelting, refining and other direct selling charges	3,186	29	147	6,039	5,594	4,450	2,618		**22,063**
Less by-product credits	(6,275)	(22,695)	(8,787)	(13,392)	(14,187)	(2,159)	(18,201)		**(85,696)**
Cash cost per ounce of silver net of by-product credits (1)	$ 11,798	$ 23,707	$ 9,725	$ 11,911	$ 9,151	$ 11,426	$ 441		$ **78,160**
Sustaining capital	2,161	10,314	542	3,019	2,823	1,864	4,362		**25,086**
Exploration	30	625	42	309	145	-	124	(286)	**991**
Reclamation cost accretion	53	80	48	137	99	70	244	26	**757**
General & Administrative expense	-	-	-	-	-	-	-	2,602	**2,602**
All-in sustaining costs (1)	$ 14,042	$ 34,727	$ 10,357	$ 15,376	$ 12,218	$ 13,360	$ 5,172	$ 2,342	$ **107,595**
Payable silver ounces sold	1,290,798	955,000	1,305,008	730,651	578,615	835,919	740,010		**6,436,002**
All-in Sustaining Costs per Silver Ounce Sold(2)	$ 10.88	$ 36.36	$ 7.94	$ 21.04	$ 21.12	$ 15.98	$ 6.99	N/A	$ **16.72**
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$ 10.88	22.78	$ 7.94	$ 21.04	$ 21.12	$ 15.98	13.15		$ **15.41**

(1) Totals may not add due to rounding.

(2) In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente operation compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. For the three months ended December 31, 2013 ("Q4-13") the effect of this revision was a $0.31 decrease to the previously reported consolidated Q4-13 AISCSOS of $17.03.

AISCSOS	Twelve months ended December 31, 2013								
	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$ 51,831	$ 109,082	$ 66,044	$ 77,379	$ 77,590	$ 28,422	$ 107,299		$ **517,646**
Net Realizable Value Adjustments	-	12,967	-	-	-	-	-		**12,967**
Production costs (1)	$ 51,831	$ 122,049	$ 66,044	$ 77,379	$ 77,590	$ 28,422	$ 107,299		$ **530,613**
Royalties	-	4,497	-	-	-	17,508	4,454		**26,459**
Smelting, refining and other direct selling charges	10,589	98	530	26,754	20,611	16,358	8,304		**83,244**
Less by-product credits	(22,421)	(86,098)	(27,922)	(54,240)	(50,711)	(12,440)	(77,976)		**(331,809)**
Cash cost per ounce of silver net of by-product credits (1)	$ 39,999	$ 40,546	$ 38,652	$ 49,893	$ 47,490	$ 49,847	$ 42,082		$ **308,509**
Sustaining capital	13,574	36,159	7,621	15,474	18,653	8,165	12,002		**111,648**
Exploration	225	3,856	1,297	936	1,722	-	608	6,831	**15,475**
Reclamation cost accretion	211	321	192	549	397	280	977	103	**3,030**
General & Administrative expense	-	-	-	-	-	-	-	17,596	**17,596**
All-in sustaining costs (1)	$ 54,008	$ 80,882	$ 47,761	$ 66,852	$ 68,262	$ 58,293	$ 55,669	$ 24,530	$ **456,259**
Payable silver ounces sold	4,448,788	3,360,730	5,565,694	2,878,029	2,216,331	3,702,012	3,306,429		**25,478,014**
All-in Sustaining Costs per Silver Ounce Sold(2)	$ 12.14	$ 24.07	$ 8.58	$ 23.23	$ 30.80	$ 15.75	$ 16.84	N/A	$ **17.91**
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$ 12.14	20.21	$ 8.58	$ 23.23	$ 30.80	$ 15.75	$ 16.84	N/A	$ **17.40**

(1) Totals may not add due to rounding.

(2) In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company's San Vicente operation compared to the Company's other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company's other operations. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company's previously reported consolidated AISCSOS of $18.33.

- ***Cash and Total Costs per Ounce of Silver, Net of By-Product Credits***

Pan American produces by-product metals incidentally to our silver mining activities. Sales of silver contributed approximately 54% of our total revenues for Q4 2014, compared to 60% in Q4 2013 while by-products were responsible for the remaining 46%, compared to 40% in Q4 2013. As a performance measure, we have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes. We believe this metric is useful to investors as it facilitates comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, the relative performance of each of our operations' relative performance on a period by period basis, and that performance relative to the operations of our peers in the silver industry on a consistent basis.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs and Total Production Costs per Ounce of Payable Silver, net of by-product credits (Unaudited in thousands of U.S. dollars)		Three months ended December 31,		Twelve months ended December 31,	
		2014	2013	**2014**	2013
Production costs		**$ 140,695**	$ 136,223	**$ 568,204**	$ 530,613
Add/(Subtract)					
Royalties		**5,277**	5,570	**27,955**	26,459
Smelting, refining, and transportation charges		**21,195**	19,767	**76,968**	76,547
Worker's participation and voluntary payments		**113**	(531)	**(484)**	(1,067)
Change in inventories		**8,966**	4,050	**15,835**	(624)
Other		**(1,461)**	1,311	**(5,653)**	(5,408)
Non-controlling interests(1)		**(1,204)**	(1,239)	**(4,746)**	(5,967)
Metal Inventory write-down		**(2,212)**	(8,411)	**(29,953)**	(12,967)
Cash Operating Costs before by-product credits		**171,369**	156,740	**648,126**	607,586
Less gold credit		**(51,794)**	(57,882)	**(201,317)**	(205,204)
Less zinc credit		**(19,676)**	(18,680)	**(81,357)**	(69,688)
Less lead credit		**(7,412)**	(7,079)	**(29,903)**	(27,694)
Less copper credit		**(16,935)**	(9,872)	**(52,856)**	(35,609)
Cash Operating Costs net of by-product credits	A	**75,554**	63,228	**282,693**	269,391
Add/(Subtract)					
Depreciation and amortization		**38,493**	31,612	**147,710**	135,913
Closure and decommissioning provision		**809**	758	**3,238**	3,030
Change in inventories		**3,712**	525	**7,422**	5,451
Other		**-**	(248)	**-**	(971)
Non-controlling interests(1)		**(493)**	(494)	**(1,938)**	(2,109)
Total Production Costs net of by-product credits(3)	B	**$ 118,072**	$ 95,381	**$ 439,124**	$ 410,706
Payable Silver Production (koz.)	C	**6,340.4**	6,419.1	**24,663.4**	24,578.5
Cash Costs per ounce net of by-product credits	(A*$1000) /C	**$ 11.92**	9.85 (2)	**$ 11.46 (2)**	10.96 (2)
Total Production Costs per ounce net of by-product credits	(B*$1000) /C	**$ 18.62**	14.86	**$ 17.80**	16.71

(1) Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company's share of ownership only.

(2) Previously reported cash costs and total costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). The fourth quarter 2013 cash costs have also been adjusted to correct for this overstatement. The effect of these corrections on the fourth quarter of 2013's cash costs was as follows: a $0.29 per ounce increase to consolidated cash costs; a $1.74 per ounce increase to Huaron cash costs and a $1.02 per ounce increase to Morococha cash costs.

(3) Totals may not add due to rounding.

		Three months ended December 31, 2014							
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	**Consolidated Total**
Cash Costs before by-product credits	A	$ 15,824	$ 33,909	$ 18,896	$ 29,001	$ 22,046	$ 15,736	$ 34,500	**$ 169,913**
Less gold credit	b1	$ (681)	$ (21,555)	$ (6,775)	$ (36)	$ (798)	$ (67)	$ (21,812)	**$ (51,724)**
Less zinc credit	b2	$ (4,154)	$ -	$ -	$ (6,177)	$ (6,110)	$ (2,586)	$ -	**$ (19,028)**
Less lead credit	b3	$ (1,897)	$ -	$ -	$ (3,049)	$ (2,069)	$ (211)	$ -	**$ (7,227)**
Less copper credit	b4	$ -	$ -	$ (32)	$ (9,746)	$ (6,604)	$ -	$ -	**$ (16,382)**
Sub-total by-product credits[1]	B=(b1+ b2+ b3+ b4)	$ (6,731)	$ (21,555)	$ (6,807)	$ (19,009)	$ (15,581)	$ (2,864)	$ (21,812)	**$ (94,360)**
Cash Costs net of by-product credits [1]	C=(A+B)	$ 9,093	$ 12,354	$ 12,089	$ 9,993	$ 6,465	$ 12,872	$ 12,688	**$ 75,553**
Depreciation, amortization & reclamation	D	$ 2,371	$ 17,337	$ 2,484	$ 3,223	$ 4,566	$ 2,131	$ 10,414	**$ 42,526**
Total production costs net of by-product credits[1]	E=(C+D)	$ 11,464	$ 29,691	$ 14,573	$ 13,216	$ 11,031	$ 15,003	$ 23,102	**$ 118,079**
Payable ounces of silver (koz)	F	1,202	951	859	818	516	1,084	911	**6,340**
Cash cost per Ounce of Silver net of by-product credits									
Total cash cost per ounce net of by-products	=C/F	$ 7.57	$ 12.99	$ 14.07	$ 12.22	$ 12.53	$ 11.88	$ 13.93	**$ 11.92**
Total production cost per ounce net of by-products	=E/F	$ 9.54	$ 31.22	$ 16.96	$ 16.16	$ 21.38	$ 13.84	$ 25.36	**$ 18.62**

		Twelve months ended December 31, 2014							
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	**Consolidated Total**
Cash Costs before by-product credits	A	$ 62,635	$ 135,665	$ 66,727	$ 107,990	$ 83,915	$ 59,287	$ 126,500	**$ 642,720**
Less gold credit	b1	$ (2,534)	$ (84,317)	$ (22,048)	$ (295)	$ (2,730)	$ (254)	$ (88,898)	**$ (201,075)**
Less zinc credit	b2	$ (14,128)	$ -	$ -	$ (25,414)	$ (28,381)	$ (10,504)	$ -	**$ (78,426)**
Less lead credit	b3	$ (7,265)	$ -	$ -	$ (11,817)	$ (9,340)	$ (663)	$ -	**$ (29,086)**
Less copper credit	b4	$ -	$ -	$ (164)	$ (34,394)	$ (16,884)	$ -	$ -	**$ (51,442)**
Sub-total by-product credits[1]	B=(b1+ b2+ b3+ b4)	$ (23,927)	$ (84,317)	$ (22,212)	$ (71,920)	$ (57,335)	$ (11,420)	$ (88,898)	**$ (360,028)**
Cash Costs net of by-product credits [1]	C=(A+B)	$ 38,708	$ 51,347	$ 44,516	$ 36,070	$ 26,581	$ 47,867	$ 37,602	**$ 282,692**
Depreciation, amortization & reclamation	D	$ 9,278	$ 57,372	$ 11,716	$ 12,417	$ 18,118	$ 7,979	$ 39,551	**$ 156,432**
Total production costs net of by-product credits[1]	E=(C+D)	$ 47,986	$ 108,720	$ 56,231	$ 48,488	$ 44,699	$ 55,846	$ 77,154	**$ 439,123**
Payable ounces of silver (koz)	F	4,756	3,969	3,454	3,120	2,010	3,636	3,717	**24,663**
Cash cost per Ounce of Silver net of by-product credits									
Total cash cost per ounce net of by-products	=C/F	$ 8.14	$ 12.94	$ 12.89	$ 11.56 [2]	$ 13.22 [2]	$ 13.16	$ 10.12	**$ 11.46 [2]**
Total production cost per ounce net of by-products	=E/F	$ 10.09	$ 27.39	$ 16.28	$ 15.54	$ 22.23	$ 15.36	$ 20.76	**$ 17.80**

(1) Totals may not add due to rounding.

(2) Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). The fourth quarter 2013 cash costs have also been adjusted to correct for this overstatement. The effect of these corrections on the fourth quarter of 2013's cash costs was as follows: a $0.29 per ounce increase to consolidated cash costs; a $1.74 per ounce increase to Huaron cash costs and a $1.02 per ounce increase to Morococha cash costs.

		Three months ended December 31, 2013							
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$ 15,161	$ 32,484	$ 18,634	$ 25,198	$ 20,430	$ 16,116	$ 27,464	**$ 155,487**
Less gold credit	b1	$ (690)	$ (19,818)	$ (7,527)	$ (86)	$ (855)	$ -	$ (28,835)	**$ (57,810)**
Less zinc credit	b2	$ (3,001)	$ -	$ -	$ (5,585)	$ (6,850)	$ (2,536)	$ -	**$ (17,972)**
Less lead credit	b3	$ (1,697)	$ -	$ -	$ (2,934)	$ (1,868)	$ (402)	$ -	**$ (6,902)**
Less copper credit	b4	$ -	$ -	$ (281)	$ (5,461)	$ (3,810)	$ -	$ -	**$ (9,552)**
Sub-total by-product credits[1]	B=(b1+ b2+ b3+ b4)	$ (5,388)	$ (19,818)	$ (7,807)	$ (14,066)	$ (13,384)	$ (2,938)	$ (28,835)	**$ (92,236)**
Cash Costs net of by-product credits [1]	C=(A+B)	$ 9,773	$ 12,666	$ 10,827	$ 11,132	$ 7,046	$ 13,178	$ (1,372)	**$ 63,251**
Depreciation, amortization & reclamation	D	$ 2,245	$ 9,021	$ 3,676	$ 3,132	$ 4,622	$ 2,284	$ 7,173	**$ 32,153**
Total production costs net of by-product credits[1]	E=(C+D)	$ 12,018	$ 21,688	$ 14,503	$ 14,263	$ 11,668	$ 15,463	$ 5,801	**$ 95,404**
Payable ounces of silver (koz)	F	1,191	920	1,228	760	543	907	869	**6,419**
Cash cost per Ounce of Silver net of by-product credits									
Total cash cost per ounce net of by-products	=C/F	$ 8.20	$ 13.77	$ 8.81	$ 14.65 [2]	$ 12.97 [2]	$ 14.53	$ (1.58)	**$ 9.85 [2]**
Total production cost per ounce net of by-products	=E/F	$ 10.09	$ 23.57	$ 11.81	$ 18.77	$ 21.49	$ 17.05	$ 6.67	**$ 14.86**

		Twelve months ended December 31, 2013							
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$ 61,554	$ 117,203	$ 62,454	$ 99,745	$ 84,087	$ 67,123	$ 110,810	**$ 602,976**
Less gold credit	b1	$ (2,894)	$ (91,113)	$ (24,194)	$ (177)	$ (2,611)	$ -	$ (83,995)	**$ (204,985)**
Less zinc credit	b2	$ (10,895)	$ -	$ -	$ (22,245)	$ (24,110)	$ (9,897)	$ -	**$ (67,148)**
Less lead credit	b3	$ (6,605)	$ -	$ -	$ (11,685)	$ (7,553)	$ (1,157)	$ -	**$ (27,000)**
Less copper credit	b4	$ -	$ -	$ (712)	$ (21,128)	$ (12,704)	$ -	$ -	**$ (34,544)**
Sub-total by-product credits[1]	B=(b1+ b2+ b3+ b4)	$ (20,394)	$ (91,113)	$ (24,907)	$ (55,235)	$ (46,978)	$ (11,055)	$ (83,995)	**$ (333,677)**
Cash Costs net of by-product credits [1]	C=(A+B)	$ 41,160	$ 26,090	$ 37,548	$ 44,510	$ 37,109	$ 56,068	$ 26,815	**$ 269,299**
Depreciation, amortization & reclamation	D	$ 8,010	$ 44,210	$ 17,813	$ 11,667	$ 17,648	$ 9,226	$ 32,885	**$ 141,460**
Total production costs net of by-product credits[1]	E=(C+D)	$ 49,170	$ 70,301	$ 55,361	$ 56,177	$ 54,757	$ 65,294	$ 59,700	**$ 410,759**
Payable ounces of silver (koz)	F	4,365	3,494	5,043	2,879	2,046	3,614	3,138	**24,578**
Cash cost per Ounce of Silver net of by-product credits									
Total cash cost per ounce net of by-products	=C/F	$ 9.43	$ 7.47	$ 7.45	$ 15.46 [2]	$ 18.14 [2]	$ 15.51	$ 8.55	**$ 10.96 [2]**
Total production cost per ounce net of by-products	=E/F	$ 11.27	$ 20.12	$ 10.98	$ 19.51	$ 26.76	$ 18.07	$ 19.03	**$ 16.71**

(1) Totals may not add due to rounding.

(2) Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). The fourth quarter 2013 cash costs have also been adjusted to correct for this overstatement. The effect of these corrections on the fourth quarter of 2013's cash costs was as follows: a $0.29 per ounce increase to consolidated cash costs; a $1.74 per ounce increase to Huaron cash costs and a $1.02 per ounce increase to Morococha cash costs.

- **Adjusted Earnings and Basic Adjusted Earnings Per Share**

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the fourth quarter and full year of 2014 and 2013, to the net (loss) earnings for each period.

Adjusted Earnings Reconciliation	Three months ended December 31, 2014	2013	Twelve months ended December 31, 2014	2013
Net (loss) earnings for the period	**$ (525,727)**	$ (293,064)	**$ (544,823)**	$ (445,846)
Adjust derivative losses (gains)	**252**	(1,249)	**(1,348)**	(16,715)
Adjust gain on sale of mineral properties	**(945)**	(5,969)	**(1,145)**	(14,068)
Adjust unrealized foreign exchange (gains) losses	**(618)**	(656)	**4,034**	(922)
Adjust net realizable value of inventory	**10,982**	10,281	**36,578**	10,281
Adjust realized (gains) losses on silver and gold hedge program	**-**	(1,127)	**-**	5,127
Adjust realized and unrealized (gains) losses on commodity contracts	**-**	260	**-**	25
Adjust severance and acquisition costs	**-**	-	**-**	617
Adjust write-down of mining assets	**596,262**	336,785	**596,262**	540,228
Adjust for effect of taxes on above items	**(101,413)**	(122,909)	**(110,383)**	(121,571)
Adjusted (loss) earnings for the period	**$ (21,207)**	$ (77,648)	**$ (20,825)**	$ (42,844)
Weighted average shares for the period	**151,534**	151,428	**151,511**	151,501
Adjusted earnings (loss) per share for the period	**$ (0.14)**	$ (0.51)	**$ (0.14)**	$ (0.28)

(1) In 2014 the Company began excluding net realizable value adjustments to long term heap inventory from adjusted earnings, and as such certain prior period adjusted losses have been revised to reflect this treatment. As a result the adjusted losses for the three and twelve month periods ended December 31, 2014 decreased by $6,658 from the $(84,306) and $(49,502) adjusted losses previously reported for these periods, respectively.

The following graph illustrates the key factors leading to the change from adjusted net loss for the year ended December 31, 2013 to the adjusted net loss incurred in 2014.

Adjusted Earnings (loss) Analysis – 2013 over 2014



$0
-$50
-$100
-$150
-$200
Millions
($43)
($113)
($13)
($12)
($10)
($3)
$2
$6
$44
$120
($21)
YE 2013
Decrease in metal prices net of ad-justments
NRV adjust-ment & other operating cost
Increased Deprecia-tion
Net other items
Increase in TCRCs
Decreased exploration expense net of G&A
Negative realized FX variance
Increased sales volume
Effect of income tax provision
YE 2014

The following graph illustrates the key factors leading to the change from adjusted net loss for Q4 2013 to that in Q4 2014.

Adjusted loss Analysis – Q4 2013 over Q4 2014



$0
-$20
-$40
-$60
-$80
-$100
-$120
-$140
Millions
($78)
($25)
($9)
($7)
($4)
($4)
$(2)
$(2)
$2
$107
($21)
Q4 2013
Decrease in metal prices net of ad-justments
Net other items
Increased Deprecia-tion
NRV adjust-ment & other operating cost
Decreased exploration expense net of G&A
Increase in TCRCs
Decrease sales volume
Negative realized FX variance
Increase in income tax provision
Q4 2014

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees. These and other risks are described in Pan American's Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American's business.

- **Foreign Jurisdiction Risk**

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company's exploration, development and production activities may be substantially affected by factors outside of Pan American's control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American's current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American's business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company's Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the years ended December 31, 2012 or 2013. The Company will continue to monitor developments in Mexico to assess the potential impact of these amendments.

In 2013, the Mexican government introduced various 2014 tax reforms. Amongst other changes, the bill proposed a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies' precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was previously forecast to be reduced to 28% by 2015. The Company has evaluated the effects of the tax reforms on our future cash flows and future earnings, and recorded a deferred tax charge of $86.0 million in the fourth quarter of 2013, in addition to incorporating the impact of the tax returns in our impairment models for the Company's Mexican mining assets.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American's foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American's operations or profitability.

Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company's activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the remainder of 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina's international currency reserves, may adversely affect the Company's ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the "New Mining Law"). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

- **Metal Price Risk**

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company's sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company's control. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2015. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

Expected 2015 Revenue (000's USD)

Silver Price \ Gold Price	$900	$1,000	$1,100	$1,200	$1,300	$1,400	$1,500
$14	$569,000	$585,000	$601,000	$617,000	$634,000	$650,000	$666,000
$15	$591,000	$607,000	$624,000	$640,000	$656,000	$672,000	$689,000
$16	$614,000	$630,000	$646,000	$662,000	$679,000	$695,000	$711,000
$17	$636,000	$653,000	$669,000	$685,000	$701,000	$718,000	$734,000
$18	$659,000	$675,000	$691,000	$708,000	$724,000	$740,000	$756,000
$19	$682,000	$698,000	$714,000	$730,000	$747,000	$763,000	$779,000
$20	$704,000	$720,000	$737,000	$753,000	$769,000	$785,000	$802,000
$21	$727,000	$743,000	$759,000	$775,000	$792,000	$808,000	$824,000

Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the "Financial Instruments" section of this MD&A. The Board of Directors continually assesses the Company's strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected cash cost per ounce according to our 2015 forecast against various price assumptions for the Company's two main by-product credits, zinc and gold.

Cash Cost per Ounce of Silver Produced (000's USD)

Cash Costs

Gold Price

Zinc Price	$900	$1,000	$1,100	$1,200	$1,300	$1,400	$1,500
$1,900	$13.25	$12.58	$11.91	$11.24	$10.58	$9.91	$9.24
$2,000	$13.11	$12.44	$11.77	$11.11	$10.44	$9.77	$9.10
$2,100	$12.97	$12.30	$11.64	$10.97	$10.30	$9.63	$8.96
$2,200	$12.85	$12.18	$11.51	$10.84	$10.18	$9.51	$8.84
$2,300	$12.70	$12.04	$11.37	$10.70	$10.03	$9.36	$8.69
$2,400	$12.56	$11.89	$11.22	$10.55	$9.88	$9.22	$8.55
$2,500	$12.42	$11.75	$11.08	$10.41	$9.75	$9.08	$8.41
$2,600	$12.28	$11.61	$10.95	$10.28	$9.61	$8.94	$8.27

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

- **Credit Risk**

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.

For example, the Doe Run Peru ("DRP") smelter, a past significant buyer of Pan American's production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. Pan American continued to sell copper concentrates to other buyers but on inferior terms. At the end of 2013 and at the date of this MD&A, Pan American is owed approximately $8.2 million under the terms of its contract with DRP for deliveries of concentrates that occurred in early 2009. The Company has established a doubtful accounts receivable provision for the full amount receivable from DRP. The Company continues to pursue all legal and commercial avenues to collect the amount outstanding.

At December 31, 2014 the Company had receivable balances associated with buyers of our concentrates of $29.3 million (2013 - $31.7 million). All of this receivable balance is owed by nine well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at four refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances. At December 31, 2014 the Company had approximately $44.7 million (2013 - $54.7 million) of value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metal doré and base metal concentrates at our mine sites, in-transit to refineries and while at the refineries and smelters.

Refined silver and gold is sold on the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company's trading activities. None of these facilities are subject to margin arrangements. The Company's trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

- **Interest Rate Risk**

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At December 31, 2014, the Company had $8.0 million in lease obligations (2013 - $10.2 million) that are subject to an annual interest rate of 2.2%, and unsecured convertible notes with a principal amount of $36.2 million (2013 – $36.2 million) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2014 on its lease obligations and equipment and construction advances was $0.4 million (2013 – $0.2 million).

On October 31, 2014 an Argentine subsidiary of the Company received an unsecured bank loan for $60.0 million Argentine pesos (equivalent to USD $7.0 million) in order to meet its short term obligations, on November 13, 2014 an additional loan was received for $4.7 million U.S. dollars. The loan terms are one year from October 31, 2014 and 90 days from November 13, 2014 with interest rates of 32.9% for Argentine peso loans and 3.2% for USD loans respectively. In addition to the loans the Argentine subsidiary had drawn on an available line of credit for an additional $49.5 million Argentine pesos (equivalent to USD $6.0 million) at an interest rate of 25.0% due January 2, 2015.

The interest paid by the Company for the year ended December 31, 2014 on the convertible notes was $1.6 million (2013 – $1.6 million). The Company is not subjected to variable market interest rate changes as all debt included above have stated interest rates.

The average interest rate earned by the Company during the year ended December 31, 2014 on its cash and short term investments was 0.54%. A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company's before tax earnings (2013 – $0.3 million).

- **Exchange Rate Risk**

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company's operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company's revenues are denominated in USD and a portion of the Company's operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles ("PEN"), Mexican pesos ("MXN") and Argentine pesos ("ARS"). The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2015, expressed in percentage terms:

PEN/USD \ MXN/USD	$13.00	$13.50	$14.00	$14.50	$15.00	$15.50	$16.00
$2.80	103%	102%	101%	100%	99%	98%	97%
$2.85	102%	101%	101%	100%	99%	98%	97%
$2.90	102%	101%	100%	99%	99%	98%	97%
$2.95	102%	101%	100%	99%	98%	97%	97%
$3.00	101%	101%	100%	99%	98%	97%	96%
$3.05	101%	100%	99%	99%	98%	97%	96%
$3.10	101%	100%	99%	98%	97%	96%	96%
$3.15	100%	100%	99%	98%	97%	96%	95%

Under this analysis, our cost of sales is reflected at 100% of our forecasted foreign exchange assumptions for the PEN and MXN of 2.95 and 14.00 per one USD, respectively. Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section "Financial Instruments".

The Company's balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company's income statement.

- **Liquidity Risk**

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The volatility of the metals markets can impact the Company's ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures. Pan American expects to generate positive cash flow from operations in 2014 and to utilize this and the strength of its balance sheet to manage its liquidity position.

- **Environmental and Health and Safety Risks**

Pan American's activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American's business, results of operations or financial condition.

- **Employee Relations**

Pan American's business depends on good relations with its employees. At December 31, 2014 there were approximately 6,983 employees and employees of mining contractors performing work for the Company, of which approximately 60% were represented by unions or covered by union agreements in Mexico, Peru, Argentina and Bolivia. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Pan American's business activity grows, Pan American will require additional key mining personnel as well as additional financial and administrative staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Pan American is not successful in this regard, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American's future cash flows, earnings, results of operations and financial condition.

- **Claims and Legal Proceedings**

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex- or current employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to Commitments and Contingencies Note 29 of the 2014 Financial Statements for further information.

- **Corporate Development Activities**

An element of the Company's business strategy is to make selected acquisitions. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the Company's acquisitions will depend upon the Company's ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company's financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the 2014 Financial Statements for the Company's summary of significant accounting policies.

Significant Judgments in the Application of Accounting Policies

Judgments that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

Capitalization of evaluation costs: The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

Assets' carrying values and impairment charges: In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Deferral of stripping costs: In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine's production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2014, the carrying amount of stripping costs capitalized was $54.1 million comprised of Manantial - $13.0 million, Dolores - $36.4 million and Alamo Dorado - $4.8 million (2013 - $59.2 million was capitalized comprised of $13.8, $32.8, and $12.6 million, respectively).

Replacement convertible debenture: As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract. The holder subsequently selected the silver stream contract. The convertible debenture is classified and accounted for as a deferred credit. In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2014, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2013 - $20.8 million).

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company's outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Estimated recoverable ounces: The carrying amounts of the Company's mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Mineral reserve estimates: The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43 -101, "Standards of Disclosure for Mineral Projects", issued by the Canadian Securities Administrators, and in accordance with "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003" prepared by the CIM Standing Committee on Reserve

Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operation.

Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

Impairment of mining interests: While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mining interests. Impairments of mining interests are discussed in Note 11 of the 2014 Financial Statements.

Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 15 of the 2014 Financial Statements for details on decommissioning and restoration costs.

Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

Contingencies: Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In the event the Company's estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 28 of the Audited Consolidated Financial Statements for further discussion on contingencies.

CHANGES IN ACCOUNTING STANDARDS

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2014

IFRIC 21 Levies ("IFRIC 21") is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), on the accounting for levies imposed by governments. In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event. IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The application of IFRIC 21 did not result in an adjustment to the Company's consolidated financial statements.

Accounting standards issued but not yet effective

IFRS 9 Financial Instruments ("IFRS 9") was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15") In May 2014, the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, **Revenue**, IAS 11, **Construction Contracts**, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 1017. The Company will apply IFRS 15 beginning on January 1, 2017. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

CORPORATE GOVERNANCE, SOCIAL RESPONSIBILITY, AND ENVIRONMENTAL STEWARDSHIP

Governance

Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC in the United States. We believe that our current corporate governance systems meet or exceed these requirements.

Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, six of whom are independent. The Board's wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Health, Safety and Environment Committee, appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board.

We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

Community relations

We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

- Strengthening the production chain of livestock breeding.
- Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.
- Improving nutrition, focusing on children and pregnant women.
- Promoting community health with emphasis on immunizations, optometry, and focusing on oral health.
- Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.
- Encouraging education for children and adults by contributing to teacher's salaries, and providing continuous support through different scholarships at a local and national level.

Environmental Stewardship

We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in each phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine's closure.

We build and operate mines in varied environments across the Americas. From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited. Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact on surrounding habitats and communities.

We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location. These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste or tailings dump. The data collected often significantly advances scientific knowledge about the environments and regions where we work.

The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities. We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.

Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and report to the government and communities on our progress. Community participation in environmental monitoring is encouraged across all our mines. We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.

We conduct corporate environmental audits of our operations to ensure optimum environmental performance. Environmental staffs from all mines participate in the audits which improves integration and consolidation of company-wide standards across our operations. In 2014, audits were conducted at Morococha, San Vicente and Huaron mines.

DISCLOSURE CONTROLS AND PROCEDURES

Pan American's management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company's objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2014, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, the Company's disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

There was no change in the Company's internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. It includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American's directors, and

c) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American's assets that could have a material effect on the annual financial statements or interim financial reports.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American's internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2014, Pan American's internal control over financial reporting is effective.

Management reviewed the results of management's assessment with the Audit Committee of the Company's Board of Directors. Deloitte LLP, an independent registered public accounting firm, were engaged, as approved by a vote of the Company's shareholders, to audit and provide independent opinions on the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting as of December 31, 2014. Deloitte LLP has provided such opinions.

MINERAL RESERVES AND RESOURCES

MINERAL RESERVES - PROVEN AND PROBABLE

			Tonnes	Ag grade	Contained Ag ounces	Au grade	Contained Au ounces	Cu grade	Pb grade	Zn grade
	Location	Classification	(millions)	(g/t)	(millions)	(g/t)	(thousands)	(%)	(%)	(%)
Huaron	Peru	Proven	6.5	165	34.4	N/A	N/A	0.35	1.35	2.86
		Probable	4.2	166	22.6	N/A	N/A	0.40	1.52	2.89
Morococha (92.3%) [1]	Peru	Proven	2.4	181	13.9	N/A	N/A	1.15	1.18	3.32
		Probable	2.7	202	17.3	N/A	N/A	0.67	1.36	3.90
La Colorada	Mexico	Proven	3.0	427	41.0	0.33	31.9	N/A	1.46	2.65
		Probable	3.8	364	45.0	0.37	45.9	N/A	1.29	2.26
Dolores	Mexico	Proven	28.1	32	28.5	0.91	820.8	N/A	N/A	N/A
		Probable	31.8	35	35.6	0.88	897.3	N/A	N/A	N/A
Alamo Dorado	Mexico	Proven	2.8	60	5.4	0.25	22.6	N/A	N/A	N/A
		Probable	0.6	84	1.5	0.61	11.0	N/A	N/A	N/A
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	203.0	N/A	N/A	N/A
		Probable	6.2	7	1.4	0.57	113.1	N/A	N/A	N/A
Manantial Espejo	Argentina	Proven	2.4	123	9.5	1.82	141.5	N/A	N/A	N/A
		Probable	0.4	193	2.2	3.08	35.5	N/A	N/A	N/A
San Vicente (95%) [1]	Bolivia	Proven	1.9	460	28.4	N/A	N/A	N/A	0.39	3.03
		Probable	0.7	425	9.9	N/A	N/A	N/A	0.49	2.44
TOTALS [2]		**Proven + Probable**	**106.9**	**87**	**299.9**	**0.82**	**2,322.5**	**0.54**	**1.27**	**2.90**

MINERAL RESOURCES - MEASURED AND INDICATED

			Tonnes	Ag grade	Contained Ag ounces	Au grade	Contained Au ounces	Cu grade	Pb grade	Zn grade
	Location	Classification	(millions)	(g/t)	(millions)	(g/t)	(thousands)	(%)	(%)	(%)
Huaron	Peru	Measured	2.1	155	10.3	N/A	N/A	0.50	1.46	2.76
		Indicated	1.5	161	7.8	N/A	N/A	0.60	1.44	2.88
Morococha (92.3%) [1]	Peru	Measured	0.5	125	2.1	N/A	N/A	0.33	1.16	3.32
		Indicated	1.0	163	5.0	N/A	N/A	0.53	1.34	4.05
La Colorada	Mexico	Measured	0.3	153	1.7	0.13	1.5	N/A	0.33	0.59
		Indicated	2.3	222	16.2	0.23	16.9	N/A	0.48	0.71
Dolores	Mexico	Measured	13.4	17	7.3	0.27	116.8	N/A	N/A	N/A
		Indicated	21.9	26	18.4	0.63	445.4	N/A	N/A	N/A
Alamo Dorado	Mexico	Measured	1.2	50	1.9	0.23	8.7	N/A	N/A	N/A
		Indicated	1.0	79	2.5	0.39	12.0	N/A	N/A	N/A
La Bolsa	Mexico	Measured	1.4	11	0.3	0.90	31.4	N/A	N/A	N/A
		Indicated	4.5	9	1.1	0.50	59.8	N/A	N/A	N/A
Manantial Espejo	Argentina	Measured	2.8	66	5.9	0.79	70.5	N/A	N/A	N/A
		Indicated	2.0	113	7.3	1.50	97.0	N/A	N/A	N/A
San Vicente (95%) [1]	Bolivia	Measured	0.6	169	3.4	N/A	N/A	N/A	0.15	2.45
		Indicated	0.3	156	1.3	N/A	N/A	N/A	0.12	2.12
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A	0.10	1.44	N/A
		Indicated	139.8	126	564.5	N/A	N/A	0.04	0.79	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5	N/A	N/A	N/A
		Indicated	5.9	N/A	N/A	0.67	127.1	N/A	N/A	N/A
Calcatreu	Argentina	Indicated	8.0	26	6.6	2.63	676.0	N/A	N/A	N/A
TOTALS [2]		**Measured + Indicated**	**230.4**	**104**	**731.5**	**0.82**	**1,800.6**	**0.06**	**0.86**	**2.29**

MINERAL RESOURCES - INFERRED

			Tonnes	Ag grade	Contained Ag ounces	Au grade	Contained Au ounces	Cu grade	Pb grade	Zn grade
	Location	Classification	(millions)	(g/t)	(millions)	(g/t)	(thousands)	(%)	(%)	(%)
Huaron	Peru	Inferred	8.4	154	41.5	N/A	N/A	0.32	1.45	2.67
Morococha (92.3%) (1)	Peru	Inferred	6.5	247	51.7	N/A	N/A	0.44	1.31	3.27
La Colorada	Mexico	Inferred	3.4	251	27.5	0.51	55.4	N/A	1.77	3.02
Dolores	Mexico	Inferred	4.9	28	4.4	1.05	164.4	N/A	N/A	N/A
Alamo Dorado	Mexico	Inferred	0.0	41	0.0	0.65	0.0	N/A	N/A	N/A
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	222.4	N/A	N/A	N/A
Manantial Espejo	Argentina	Inferred	0.3	129	1.1	1.98	16.8	N/A	N/A	N/A
San Vicente (95%) (1)	Bolivia	Inferred	3.0	366	34.8	N/A	N/A	N/A	0.33	2.68
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A	0.02	0.57	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7	N/A	N/A	N/A
Calcatreu	Argentina	Inferred	3.4	17	1.8	2.06	226.0	N/A	N/A	N/A
TOTALS (2)		**Inferred**	**113.3**	**99**	**285.5**	**0.71**	**1,130.8**	**0.10**	**0.80**	**2.37**

HISTORICAL ESTIMATES

Property	Location	Tonnes (millions)	Ag grade (g/t)	Contained Ag ounces (millions)	Au grade (g/t)	Contained Au ounces (thousands)
Hog Heaven (3)	USA	2.7	167	14.6	0.62	53.9
Hog Heaven (3)	USA	7.6	133	32.7	0.70	171.9
Waterloo (4)	USA	33.8	93	100.9	N/A	N/A
TOTAL (2)		**44.1**	**104**	**148.2**		**225.8**

Notes:

Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company's Annual Information Form dated March 28, 2014 for more information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company's business and the potential development of the Company's mineral reserves and resources.

Grades are shown as contained metal before mill recoveries are applied.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

Metal prices used for all mines were: $18.50 per ounce of silver, $1,250 per ounce of gold, $2,000 per tonne of lead, $2,000 per tonne of zinc, and $6,800 per tonne of copper., except at Alamo Dorado due to its limited remaining mine life, where metal prices of $17.00 per ounce of silver and $1,200 per ounce of gold were used.

Metal prices used for reserves at all mines were: $18.50 per ounce of silver, $1,250 per ounce of gold, $2,000 per tonne of lead, $2,000 per tonne of zinc, and $6,800 per tonne of copper, except at Alamo Dorado due to its limited remaining mine life, where metal prices of $17.00 per ounce of silver and $1,200 per ounce of gold were used.

Metal prices for Dolores and Alamo Dorado resources were $30 per ounce of silver and $1,400 per ounce of gold.

Metal prices for Manantial Espejo mineral resources were $30.00 per ounce of silver and $1,800 per ounce of gold.

Metal prices used for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.

Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold.

(1) This information represents the portion of mineral reserves and resources attributable to Pan American based on its ownership interest in the operating entity as indicated.

(2) Totals may not add-up due to rounding.

(3) The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled "Hog Heaven Project Optimization Study" dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate). Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101-compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "indicated mineral resources".

The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "inferred mineral resources".

(4) The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate). Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "indicated mineral resource". However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Morococha, La Colorada, Dolores, Alamo Dorado, Manantial Espejo, San Vicente, La Bolsa, Pico Machay, and Calcatreu were prepared under the supervision of, or were reviewed by Michael Steinmann, P. Geo., Executive Vice-President Corporate Development and Geology and Martin G. Wafforn, P. Eng., Vice-President Technical Services, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 ("NI 43-101"). Navidad mineral resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

TECHNICAL INFORMATION

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO THE LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR AND TAX LAWS IN MEXICO AND THE INTRODUCTION OF THE NEW MINING PROPERTY TAX IN SANTA CRUZ, ARGENTINA, EACH OF WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA AND BOLIVIA, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; THE SUCCESSFUL IMPLEMENTATION AND EFFECTS OF ONGOING OR FUTURE DEVELOPMENT AND EXPANSION PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO AND CANADIAN DOLLAR VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND

OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

THIS MD&A HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS MD&A HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS ("NI 43-101") AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDIN NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS MD&A USES THE TERMS "MEASURED RESOURCES", "INDICATED RESOURCES" AND "INFERRED RESOURCES". U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A "RESERVE" UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A "MEASURED RESOURCE" OR "INDICATED RESOURCE" WILL EVER BE CONVERTED INTO A "RESERVE". U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT "INFERRED RESOURCES" HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF "INFERRED RESOURCES" EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED "INFERRED RESOURCES" MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF "CONTAINED OUNCES" IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE "RESERVES" BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF "RESERVES" ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS "RESERVES" UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

Pan American
SILVER CORP.

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
FOR THE YEARS ENDED DECEMBER 31, 2014 AND DECEMBER 31, 2013

Pan American
SILVER CORP.

Management's Responsibility For Financial Reporting

The accompanying Consolidated Financial Statements of Pan American Silver Corp. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the many amounts that must of necessity be based on estimates and judgments. These Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). Financial information appearing throughout our management's discussion and analysis is consistent with these Consolidated Financial Statements.

In discharging our responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, we maintain the necessary system of internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained. These controls include quality standards in hiring employees, policies and procedure manuals, a corporate code of conduct and accountability for performance within appropriate and well-defined areas of responsibility.

The Board of Directors oversees management's responsibilities for financial reporting through an Audit Committee, which is composed entirely of directors who are neither officers nor employees of Pan American Silver Corp. This Committee reviews our consolidated financial statements and recommends them to the Board for approval. Other key responsibilities of the Audit Committee include reviewing our existing internal control procedures and planned revisions to those procedures, and advising the directors on auditing matters and financial reporting issues.

Deloitte LLP, Independent Registered Public Accounting Firm appointed by the shareholders of Pan American Silver Corp. upon the recommendation of the Audit Committee and Board, have performed an independent audit of the Consolidated Financial Statements and their report follows. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

"signed"	*"signed"*
Geoff Burns Chief Executive Officer	A. Robert Doyle Chief Financial Officer

March 26, 2015

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the accompanying consolidated financial statements of Pan American Silver Corp. and subsidiaries (the "Company"), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and the consolidated income statements, statements of comprehensive loss, cash flows and changes in equity for each of the years in the two year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Pan American Silver Corp. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the two year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2015 expressed an unmodified opinion on the Company's internal control over financial reporting.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada

March 26, 2015

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pan American Silver Corp.

We have audited the internal control over financial reporting of Pan American Silver Corp. and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 26, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada

March 26, 2015

Pan American Silver Corp.

Consolidated Statements of Financial Position
As at December 31, 2014 and 2013
(in thousands of U.S. dollars)

	December 31, 2014	December 31, 2013
Assets		
Current assets		
Cash and cash equivalents (Note 24)	$ **146,193**	$ 249,937
Short-term investments (Note 8)	**184,220**	172,785
Trade and other receivables (Note 7)	**105,644**	114,782
Income taxes receivable	**37,626**	40,685
Inventories (Note 9)	**252,549**	284,352
Prepaids and other current assets	**4,464**	9,123
	730,696	871,664
Non-current assets		
Mineral properties, plant and equipment (Note 10)	**1,266,391**	1,870,678
Long-term refundable tax (Note 7)	**7,698**	9,801
Deferred tax assets (Note 27)	**2,584**	165
Other assets (Note 12)	**7,447**	8,014
Goodwill (Note 11)	**3,057**	7,134
Total Assets	$ **2,017,873**	$ 2,767,456
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (Note 13)	$ **126,209**	$ 125,609
Loan payable (Note 14)	**17,600**	20,095
Current portion of long term debt (Note 17)	**34,797**	-
Provisions (Note 15)	**3,121**	3,172
Current portion of finance lease (Note 16)	**3,993**	4,437
Current income tax liabilities	**22,321**	29,319
	208,041	182,632
Non-current liabilities		
Provisions (Note 15)	**45,063**	43,817
Deferred tax liabilities (Note 27)	**160,072**	285,947
Share purchase warrants (Note 7, 19)	**-**	207
Long-term portion of finance lease (Note 16)	**4,044**	5,717
Long-term debt (Note 17)	**-**	34,302
Other long-term liabilities (Note 18)	**30,716**	26,045
Total Liabilities	**447,936**	578,667
Equity		
Capital and reserves (Note 19)		
Issued capital	**2,296,672**	2,295,208
Share option reserve	**22,091**	21,110
Investment revaluation reserve	**(485)**	(137)
Retained deficit	**(755,186)**	(133,847)
Total Equity attributable to equity holders of the Company	**1,563,092**	2,182,334
Non-controlling interests	**6,845**	6,455
Total Equity	**1,569,937**	2,188,789
Total Liabilities and Equity	$ **2,017,873**	$ 2,767,456

Commitments and Contingencies (Notes 7, 28)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD ON MARCH 26, 2014

"signed" Ross Beaty, Director "signed" Geoff A. Burns, Director

Pan American Silver Corp.

Consolidated Income Statements
For the years ended December 31, 2014 and 2013
(in thousands of U.S. dollars)

		2014		2013
Revenue (Note 25)	$	**751,942**	$	824,504
Cost of sales				
Production costs (Note 20)		**(568,204)**		(530,613)
Depreciation and amortization (Note 10)		**(147,710)**		(135,913)
Royalties		**(27,955)**		(26,459)
		(743,869)		(692,985)
Mine operating earnings	$	**8,073**	$	131,519
General and administrative		**(17,908)**		(17,596)
Exploration and project development		**(13,225)**		(15,475)
Impairment charge (Note 11)		**(596,262)**		(540,228)
Foreign exchange gains (losses)		**(13,275)**		(14,637)
Losses on commodity and foreign currency contracts		**-**		(4,551)
Gain on sale of mineral properties, plant and equipment		**1,145**		14,068
Other (expenses) income (Note 26)		**(1,314)**		8,287
Loss from operations		**(632,766)**		(438,613)
Gain on derivatives (Note 19)		**1,348**		16,715
Investment income		**2,840**		3,086
Interest and finance expense (Note 22)		**(8,739)**		(10,277)
Loss before income taxes		**(637,317)**		(429,089)
Income taxes recovery (expense) (Note 27)		**92,494**		(16,757)
Net loss for the year	$	**(544,823)**	$	(445,846)
Attributable to:				
Equity holders of the Company	$	**(545,588)**	$	(445,851)
Non-controlling interests		**765**		5
	$	**(544,823)**	$	(445,846)
Loss per share attributable to common shareholders (Note 23)				
Basic loss per share	$	**(3.60)**	$	(2.94)
Diluted loss per share	$	**(3.60)**	$	(2.96)
Weighted average shares outstanding (in 000's) Basic		**151,511**		151,501
Weighted average shares outstanding (in 000's) Diluted		**151,511**		153,430

Consolidated Statements of Comprehensive loss

For the years ended December 31, 2014 and 2013
(in thousands of U.S. dollars)

		2014		2013
Net loss for the year	$	**(544,823)**	$	(445,846)
Items that may be reclassified subsequently to net earnings:				
Unrealized net losses on available for sale securities (net of zero dollars tax in 2014 and 2013)		**(1,429)**		(2,163)
Reclassification adjustment for net losses on available for sale securities included in earnings (net of zero dollars tax in 2014 and 2013)		**1,081**		1,062
Total comprehensive loss for the year	$	**(545,171)**	$	(446,947)
Total comprehensive loss attributable to:				
Equity holders of the Company	$	**(545,936)**	$	(446,952)
Non-controlling interests		**765**		5
	$	**(545,171)**	$	(446,947)

Pan American Silver Corp.

Consolidated Statements of Cash Flows
For the years ended December 31, 2014 and 2013
(in thousands of U.S. dollars)

		2014		2013 As adjusted (Note 24)
Cash flow from operating activities				
Net loss for the year	$	(544,823)	$	(445,846)
Current income tax expense (Note 27)		35,807		55,691
Deferred income tax recovery (Note 27)		(128,301)		(38,934)
Interest Expense (Note 22)		5,072		6,664
Depreciation and amortization (Note 10)		147,710		135,913
Impairment of mineral properties and goodwill (Note 11)		596,262		540,228
Accretion on closure and decommissioning provision (Note 15)		3,238		3,030
Unrealized losses (gains) on foreign exchange		4,034		(922)
Share-based compensation expense		2,529		2,173
Unrealized losses on commodity contracts (Note 7)		-		25
Gain on derivatives (Note 19)		(1,348)		(16,715)
Gain on sale of mineral property, plant and equipment		(1,145)		(14,068)
Net realizable value adjustment for inventory		29,953		12,967
Changes in non-cash operating working capital (Note 24)		11,597		(21,304)
Operating cash flows before interest and income taxes		160,585		218,902
Interest paid		(5,051)		(3,425)
Interest received		1,792		2,138
Income taxes paid		(33,138)		(98,009)
Net cash generated from operating activities	$	124,188	$	119,606
Cash flow from investing activities				
Payments for mineral properties, plant and equipment		(131,761)		(159,401)
(Purchase of) proceeds from short term investments		(13,524)		19,920
Proceeds from sale of mineral property, plant and equipment		1,852		13,681
Net refundable tax and other asset expenditures		187		452
Net cash used in investing activities	$	(143,246)	$	(125,348)
Cash flow from financing activities				
Proceeds from issue of equity shares	$	3		-
Shares repurchased and cancelled (Note 19)		-		(6,740)
Dividends paid		(75,751)		(75,755)
(Payment) proceeds from short term loan (Note 14)		(2,438)		23,496
Payment of equipment leases		(5,347)		(30,238)
Distributions to non-controlling interests		(375)		(925)
Net cash used in financing activities	$	(83,908)	$	(90,162)
Effects of exchange rate changes on cash and cash equivalents		(778)		(367)
Net decrease in cash and cash equivalents		(103,744)		(96,271)
Cash at the beginning of the year		249,937		346,208
Cash and cash equivalents at the end of the year	$	146,193	$	249,937

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.

Consolidated Statements of Changes in Equity
For the years ended December 31, 2014 and 2013
(in thousands of U.S. dollars, except for number of shares)

	Attributable to equity holders of the Company							
	Issued shares	Issued capital	Share option reserve	Investment revaluation reserve	Retained deficit	Total	Non-controlling interests	Total equity
Balance, December 31, 2012	**151,820,635**	**$ 2,300,517**	**$ 20,560**	**$ 964**	**$ 388,202**	**$ 2,710,243**	**$ 7,328**	**$ 2,717,571**
Total comprehensive income								
Net loss for the year	-	-	-	-	(445,851)	(445,851)	5	(445,846)
Other comprehensive loss	-	-	-	(1,101)	-	(1,101)	-	(1,101)
	-	-	-	(1,101)	(445,851)	(446,952)	5	(446,947)
Shares issued as compensation	94,659	1,035	-	-	-	1,035	-	1,035
Shares repurchased and cancelled	(415,000)	(6,344)	-	-	(396)	(6,740)	-	(6,740)
Distributions by subsidiaries to non-controlling interests	-	-	-	-	(47)	(47)	(878)	(925)
Share-based compensation on option grants	-	-	550	-	-	550	-	550
Dividends paid	-	-	-	-	(75,755)	(75,755)	-	(75,755)
Balance, December 31, 2013	**151,500,294**	**$ 2,295,208**	**$ 21,110**	**$ (137)**	**$ (133,847)**	**$ 2,182,334**	**$ 6,455**	**$ 2,188,789**
Total comprehensive loss	-	-	-	-	-		-	
Net loss for the year	-	-	-	-	(545,588)	(545,588)	765	(544,823)
Other comprehensive loss	-	-	-	(348)	-	(348)	-	(348)
	-	-	-	(348)	(545,588)	(545,936)	765	(545,171)
Shares issued as compensation	142,986	1,461	-	-	-	1,461	-	1,461
Shares issued on the exercise of warrants	92	3	-	-	-	3	-	3
Distributions by subsidiaries to non-controlling interests	-	-	-	-	-	-	(375)	(375)
Share-based compensation on option grants	-	-	981	-	-	981	-	981
Dividends paid	-	-	-	-	(75,751)	(75,751)	-	(75,751)
Balance, December 31, 2014	**151,643,372**	**$ 2,296,672**	**$ 22,091**	**$ (485)**	**$ (755,186)**	**$ 1,563,092**	**$ 6,845**	**$ 1,569,937**

See accompanying notes to the consolidated financial statements.

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

1. Nature of Operations

Pan American Silver Corp. is the ultimate parent company of its subsidiary group (collectively, the "Company", or "Pan American"). Pan American Silver Corp is incorporated and domiciled in Canada, and its office is at Suite 1500 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

The Company is engaged in the production and sale of silver, gold and base metals including copper, lead and zinc as well as other related activities, including exploration, extraction, processing, refining and reclamation. The Company's primary product (silver) is produced in Peru, Mexico, Argentina and Bolivia. Additionally, the Company has project development activities in Peru, Mexico and Argentina, and exploration activities throughout South America, Mexico, and the United States.

At December 31, 2014 the Company's principal producing properties were comprised of the Huaron and Morococha mines located in Peru, the Alamo Dorado, La Colorada and Dolores mines located in Mexico, the San Vicente mine located in Bolivia and the Manantial Espejo mine located in Argentina.

The Company's significant development project at December 31, 2014 was the Navidad project in Argentina.

2. Summary of Significant Accounting Policies

a. Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). IFRS comprises IFRSs, International Accounting Standards ("IAS"), and interpretations issued by the IFRS Interpretations Committee ("IFRICs") and the former Standing Interpretations Committee ("SIC").

These consolidated financial statements were approved for issuance by the Board of Directors on March 26, 2015.

b. Basis of Preparation

The Company's accounting policies have been applied consistently in preparing these consolidated annual financial statements for the year ended December 31, 2014, and the comparative information as at December 31, 2013.

c. Significant Accounting Policies

Principles of Consolidation: The financial statements consolidate the financial statements of Pan American and its subsidiaries. All intercompany balances, transactions, unrealized profits and losses arising from intra-company transactions, have been eliminated in full. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passes. Control is achieved where the Company is exposed, or has rights, to variable returns from its involvement with an investee and has the ability to affect those returns through its power over the investee. This occurs when the Company has existing rights that give it the current ability to direct the relevant activities, is exposed, or has rights, to variable returns from its involvement with the investee when the investor's returns from its involvement have the potential to vary as a result of the investee's performance and the ability to use its power over the investee to affect the amount of the investor's returns. Where there is a loss of control of a subsidiary, the financial statements include the results for the part of the reporting period during which the Company has control. Subsidiaries use the same reporting period and same accounting policies as the Company.

For partly owned subsidiaries, the net assets and net earnings attributable to non-controlling shareholders are presented as "net earnings attributable to non-controlling interests" in the consolidated statements of financial position, consolidated income statement. Total comprehensive income is attributable to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interest having a deficit balance.

The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company; the most significant at December 31, 2014 and 2013 are presented in the following table:

Subsidiary	Location	Ownership Interest	Status	Operations and Development Projects Owned
Pan American Silver Huaron S.A.	Peru	100%	Consolidated	Huaron mine
Compañía Minera Argentum S.A.	Peru	92%	Consolidated	Morococha mine
Minera Corner Bay S.A. de C.V.	Mexico	100%	Consolidated	Alamo Dorado mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada mine
Compañía Minera Dolores S.A. de C.V.	Mexico	100%	Consolidated	Dolores mine
Minera Tritón Argentina S.A.	Argentina	100%	Consolidated	Manantial Espejo mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente mine
Minera Argenta S.A.	Argentina	100%	Consolidated	Navidad Project

Investments in associates: An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20% and 50% of the voting rights, but can also arise where the Company has less than 20%, if the Company has the power to participate in the financial and operating policy decisions affecting the entity. The Company's share of the net assets and net earnings or loss is accounted for in the consolidated financial statements using the equity method of accounting.

Basis of measurement: These consolidated financial statements have been prepared on a historical cost basis except for derivative financial instruments, share purchase warrants and assets classified as at fair value through profit or loss or available-for-sale which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Currency of presentation: The consolidated financial statements are presented in United States dollars ("USD"), which is the Company's and each of the subsidiaries functional and presentation currency, and all values are rounded to the nearest thousand except where otherwise indicated.

Business combinations: Upon the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) acquired on the basis of fair value at the date of acquisition. When the cost of the acquisition exceeds the fair value attributable to the Company's share of the identifiable net assets, the difference is treated as purchased goodwill, which is not amortized and is reviewed for impairment annually or more frequently when there is an indication of impairment. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Acquisition related costs, other than costs to issue debt or equity securities of the acquirer, including investment banking fees, legal fees, accounting fees, valuation fees, and other professional or consulting fees are expensed as incurred. The costs to issue equity securities of the Company as consideration for the acquisition are reduced from share capital as share issuance costs. The costs to issue debt securities are capitalized and amortized using the effective interest method.

Non-controlling interests are measured either at fair value or at the non-controlling interests' proportionate share of the recognized amounts of the acquirers' identifiable net assets as at the date of acquisition. The choice of measurement basis is made on a transaction by transaction basis.

Control of a business may be achieved in stages. Upon the acquisition of control, any previously held interest is re-measured to fair value at the date control is obtained resulting in a gain or loss upon the acquisition of control. Additionally, any change relating to interest previously recognized in other comprehensive income is reclassified to the income statement upon the acquisition of control.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. These provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Revenue recognition: Revenue associated with the sale of commodities is recognized when all significant risks and rewards of ownership of the asset sold are transferred to the customer, usually when insurance risk and title has passed to the customer and the commodity has been delivered to the shipping agent. At this point the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the commodities and the costs incurred, or to be incurred, in respect of the sale, can be reliably measured. Revenue is recognized at the fair value of the consideration receivable, to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Sales revenue is recognized at the fair value of consideration received, which in most cases is based on invoiced amounts.

The Company's concentrate sales contracts with third-party smelters, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on applicable commodity prices set on specified quotational periods, typically ranging from one month prior to shipment, and can extend to three months after the shipment arrives at the smelter and is based on average market metal prices. For this purpose, the selling price can be measured reliably for those products, such as silver, gold, zinc, lead and copper, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market.

Sales revenue is commonly subject to adjustments based on an inspection of the product by the customer. In such cases, sales revenue is initially recognized on a provisional basis using the Company's best estimate of contained metal, and adjusted subsequently. Revenues are recorded under these contracts at the time title passes to the buyer based on the expected settlement period. Revenue on provisionally priced sales is recognized based on estimates of the fair value of the consideration receivable based on forward market prices. At each reporting date provisionally priced metal is marked to market based on the forward selling price for the quotational period stipulated in the contract. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in metal prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with the fair value adjustments recognized in revenue.

Refining and treatment charges under the sales contract with third-party smelters are netted against revenue for sales of metal concentrate.

Financial instruments: A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

(i) Financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available-for-sale and held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

Financial assets are classified as at fair value through profit or loss when the financial asset is either held for trading or it is designated as at fair value through profit and loss. Derivatives are included in this category and are classified as current assets or non-current assets based on their maturity date. The Company does not acquire financial assets for the purpose of selling in the short term. Financial assets carried at fair value through profit or loss, are initially recognized at fair value. The directly attributable transaction costs are expensed in the income statement in the period in which they are incurred. Subsequent changes in fair value are recognized in net earnings.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables comprise 'trade and other receivables', 'other assets' and 'cash' in the statement of financial position. Loans and receivables are carried at amortized cost less any impairment.

(c) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either specifically designated as available-for- sale or not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the statement of financial position date. Changes in the fair value of available-for-sale financial assets denominated in a currency other than the functional currency of the holder, other than equity investments, are analyzed between translation differences and other changes in the carrying amount of the security. The translation differences are recognized in the income statement. Any impairment charges are also recognized in the income statement, while other changes in fair value are recognized in other comprehensive income. When financial assets classified as available-for-sale are sold, the accumulated fair value adjustments previously recognized in accumulated other comprehensive income are reclassified to the income statement. Dividends on available-for-sale equity instruments are also recognized in the income statement within investment income when the Company's right to receive payments is established.

(d) Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification. Other long-term investments that are intended to be held-to-maturity, such as bonds, are measured at amortized cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between the initially recognized amount and the maturity amount. This calculation includes all fees paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. For investments carried at amortized cost, gains and losses are recognized in income when the investments are derecognized or impaired, as well as through the amortization process.

ii) Financial liabilities

Borrowings and other financial liabilities are classified as other financial liabilities and are recognized initially at fair value, net of transaction costs incurred and are subsequently stated at amortized cost. Any difference between the amounts originally received (net of transaction costs) and the redemption value is recognized in the income statement over the period to maturity using the effective interest method.

Borrowings and other financial liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

(iii) Derivative financial instruments

When the Company enters into derivative contracts these transactions are designed to reduce exposures related to assets and liabilities, firm commitments or anticipated transactions. All derivatives are initially recognized at their fair value on the date the derivative contract is entered into and are subsequently re-measured at their fair value at each statement of financial position date.

Embedded derivatives: Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(iv) Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where relevant market prices are available, these are used to determine fair values. In other cases, fair values are calculated using quotations from independent financial institutions, or by using valuation techniques consistent with general market practice applicable to the instrument.

- The fair values of cash, and short term borrowings approximate their carrying values, as a result of their short maturity or because they carry floating rates of interest.
- Derivative financial assets and liabilities are measured at fair value based on published price quotations for the period for which a liquid active market exists.

(v) Impairment of financial assets

Available-for-sale financial assets

The Company assesses at each statement of financial position date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is 'significant' or 'prolonged' based on an analysis of indicators such as significant adverse changes in the technological, market, economic or legal environment in which the investee operates.

If an available-for-sale financial asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortization) and its current fair value, less any impairment loss previously recognized in the income statement is transferred from equity to the income statement. Reversals in respect of equity instruments classified as available-for-sale are not recognized in the income statement. Reversals of impairment losses on debt instruments are reversed through the income statement; if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized.

(vi) De-recognition of financial assets and liabilities

Financial assets

A financial asset is derecognized when its contractual rights to the cash flows that comprise the financial asset expire or substantially all the risks and rewards of the asset are transferred.

Financial liabilities

Gains and losses on discharge, cancellation or expiry of a financial liability are recognized within finance income and finance costs, respectively.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a settlement of the original liability and the recognition of a new liability, and any difference in the respective carrying amounts is recognized in the income statement.

(vii) Trade receivables

Trade receivables are recognized initially at fair value and are subsequently measured at amortized cost reduced by any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due. Indicators of impairment would include financial difficulties of the debtor, likelihood of the debtor's insolvency, default in payment or a significant deterioration in credit worthiness. Any impairment is recognized in the income statement within 'doubtful accounts provision'. When a trade receivable is uncollectable, it is written off against the provision for impairment. Subsequent recoveries of amounts previously written off are credited against 'doubtful accounts provision' in the income statement.

(viii) Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Derivative Financial Instruments: The Company employs metals and currency contracts, including forward contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For metals production, these contracts are intended to reduce the risk of falling prices on the Company's future sales. Foreign currency derivative financial instruments, such as forward contracts are used to manage the effects of exchange rate changes on foreign currency cost exposures. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative and any gains or losses arising from changes in fair value on derivatives are taken directly to earnings for the year. The fair value of forward currency and commodity contracts is calculated by reference to current forward exchange rates and prices for contracts with similar maturity profiles.

Derivatives, including certain conversion options and warrants with exercise prices in a currency other than the functional currency, are recognized at fair value with changes in fair value recognized in profit or loss.

Normal purchase or sale exemption: Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company's expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the "normal purchase or sale exemption" (with the exception of those with quotational period clauses, which result in the recognition of an embedded derivative. Refer to note 8b for more information). For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

Convertible Notes: The Company has the right to pay all or part of the liability associated with the Company's outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Cash and cash equivalents: Cash and cash equivalents include cash on hand and cash in banks. It also includes short-term money market investments that are readily convertible to cash with original terms of three months or less. Cash and cash equivalents are classified as loans and receivables and therefore are stated at amortized cost, less any impairment.

Short-term investments: Short-term investments are classified as "available-for-sale", and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities. These debt and equity securities are initially recorded at fair value, which upon their initial measurement is equal to their cost. Subsequent measurements and changes in the market value of these debt and equity securities are recorded as changes to other comprehensive income. Investments are assessed quarterly for potential impairment.

Inventories: Inventories include work in progress, concentrate ore, doré, processed silver and gold, heap leach inventory, and operating materials, and supplies. Work in progress inventory includes ore stockpiles and other partly processed material. Stockpiles represent ore that has been extracted and is available for further processing. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore are sampled for metal content and are valued based on the lower of cost or estimated net realizable value based upon the period ending prices of contained metal. Cost is determined on a weighted average basis or using a first-in-first-out basis and includes all costs incurred in the normal course of business including direct material and direct labour costs and an allocation of production overheads, depreciation and amortization, and other costs, based on normal production capacity, incurred in bringing each product to its present location and condition. Material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value. The work in progress inventory is considered part of the operating cycle which the Company classifies as current inventory and hence heap leach and stockpiles are included in current inventory. Quantities are assessed primarily through surveys and assays.

The costs incurred in the construction of the heap leach pad are capitalized. Heap leach inventory represents silver and gold contained in ore that has been placed on the leach pad for cyanide irrigation. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered during the metallurgical process. When the ore is placed on the pad, an estimate of the recoverable ounces is made based on tonnage, ore grade and estimated recoveries of the ore type placed on the pad. The estimated recoverable ounces on the pad are used to compile the inventory cost.

The Company uses several integrated steps to scientifically measure the metal content of the ore placed on the leach pads. The tonnage, grade, and ore type to be mined in a period is first estimated using the Mineral Reserve model. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine their metal content and quantities of contained metal. The estimated recoverable ounces carried in the leach pad inventory are adjusted based on actual recoveries being experienced. Actual and estimated recoveries achieved are measured to the extent possible using various indicators including, but not limited to, individual cell recoveries, the use of leach curve recovery, trends in the levels of carried ounces depending on the circumstances or cumulative pad recoveries.

The Company then processes the ore through the crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. The samples from the automated sampler are assayed each shift and used for process control. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. The pregnant solution from the heap leach is collected and passed through the processing circuit to produce precipitate which is retorted and then smelted to produce doré bars.

The Company allocates direct and indirect production costs to by-products on a systematic and rational basis. With respect to concentrate and doré inventory, production costs are allocated based on the silver equivalent ounces contained within the respective concentrate and doré.

The inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. The ending inventory value of ounces associated with the leach pad is equal to opening recoverable ounces plus recoverable ounces placed less ounces produced plus or minus ounce adjustments.

The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which rely upon laboratory test work and estimated models of the leaching kinetics in the heap leach pads. Test work consists of leach columns of up to 400 day duration with 150 days being the average, from which the Company projects metal recoveries up to three years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate.

The ultimate recovery will not be known until the leaching operations cease.

Supplies inventories are valued at the lower of average cost and net realizable value using replacement cost plus cost to dispose, net of obsolescence. Concentrate and doré inventory includes product at the mine site, the port warehouse and product held by refineries. At times, the Company has a limited amount of finished silver at a minting operation where coins depicting Pan American's emblem are stamped.

Mineral Property, Plant, and Equipment: On initial acquisition, mineral property, plant and equipment are valued at cost, being the purchase price and the directly attributable costs of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by management. When provisions for closure and decommissioning are recognized, the corresponding cost is capitalized as part of the cost of the related assets, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in mineral property, plant and equipment and depreciated accordingly.

In subsequent periods, buildings, plant and equipment are stated at cost less accumulated depreciation and any impairment in value, whilst land is stated at cost less any impairment in value and is not depreciated.

Each asset or part's estimated useful life has due regard to both its own physical life limitations and the present assessment of economically recoverable reserves of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are included below in the accounting policy for depreciation of property, plant, and equipment. The net carrying amounts of mineral property, land, buildings, plant and equipment are reviewed for impairment either individually or at the cash-generating unit level when events and changes in circumstances indicate that the carrying amounts may not be recoverable. To the extent that these values exceed their recoverable amounts, that excess is recorded as an impairment provision in the financial year in which this is determined.

In countries where the Company paid Value Added Tax ("VAT") and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately recovers previously deferred amounts, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Expenditure on major maintenance or repairs includes the cost of the replacement of parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company, the expenditure is capitalized and the carrying amount of the item replaced derecognized. Similarly, overhaul costs associated with major maintenance are capitalized and depreciated over their useful lives where it is probable that future economic benefits will be available and any remaining carrying amounts of the cost of previous overhauls are derecognized. All other costs are expensed as incurred.

Where an item of mineral property, plant and equipment is disposed of, it is derecognized and the difference between its carrying value and net sales proceeds is disclosed as earnings or loss on disposal in the income statement. Any items of mineral property, plant or equipment that cease to have future economic benefits are derecognized with any gain or loss included in the financial year in which the item is derecognized.

Operational Mining Properties and Mine Development: When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs incurred to develop such property including costs to further delineate the ore body and remove overburden to initially expose the ore body prior to the start of mining operations, are also capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial service. Any revenues earned during this period are recorded as a reduction in deferred commissioning costs. These costs are amortized using the units-of-production method (described below) over the life of the mine, commencing on the date of commercial service.

Acquisition costs related to the acquisition of land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company makes a preliminary evaluation to determine that the property has significant potential to economically develop the deposit. The time between initial acquisition and full evaluation of a property's potential is dependent on many factors including: location relative to existing infrastructure, the property's stage of development, geological controls and metal prices. If a mineable deposit is discovered, such costs are amortized when production begins. If no mineable deposit is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. In countries where the Company has paid VAT and where there is uncertainty of its recoverability, the VAT payments have either been deferred with mineral property costs relating to the property or expensed if it relates to mineral exploration. If the Company ultimately makes recoveries of the VAT, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

Major development expenditures on producing properties incurred to increase production or extend the life of the mine are capitalized while ongoing mining expenditures on producing properties are charged against earnings as incurred. Gains or losses from sales or retirements of assets are included in gain or loss on sale of assets.

Depreciation of Mineral Property, Plant and Equipment: The carrying amounts of mineral property, plant and equipment (including initial and any subsequent capital expenditure) are depreciated to their estimated residual value over the estimated useful lives of the specific assets concerned, or the estimated life of the associated mine or mineral lease, if shorter. Estimates of residual values and useful lives are reviewed annually and any change in estimate is taken into account in the determination of remaining depreciation charges, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation commences on the date when the asset is available for use as intended by management.

Units of production basis

For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a unit of production basis.

In applying the units of production method, depreciation is normally calculated using the quantity of material extracted from the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves.

Straight line basis

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the related mine are depreciated on a straight line basis.

Mineral property, plant and equipment are depreciated over its useful life, or over the remaining life of the mine if shorter. The major categories of property, plant and equipment are depreciated on a unit of production and/or straight-line basis as follows:

- Land – not depreciated
- Mobile equipment – 3 to 7 years
- Buildings and plant facilities – 25 to 50 years
- Mining properties and leases – based on reserves on a unit of production basis. Capitalized evaluation and development expenditure – based on applicable reserves on a unit of production basis
- Exploration and evaluation – not depreciated until mine goes into production
- Assets under construction – not depreciated until assets are ready for their intended use

Exploration and Evaluation Expenditure: relates to costs incurred on the exploration and evaluation of potential mineral reserves and resources and includes costs such as exploratory drilling and sample testing and the costs of pre-feasibility studies. Exploration expenditures relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having economic potential.

Expenditures on exploration activity are not capitalized.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project's viability and hence it is probable that future economic benefits will flow to the Company.

Evaluation expenditures, other than that acquired from the purchase of another mining company, is carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale.

Purchased exploration and evaluation assets are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination.

In the case of undeveloped projects there may be only inferred resources to form a basis for the impairment review. The review is based on a status report regarding the Company's intentions for the development of the undeveloped project. In some cases, the undeveloped projects are regarded as successors to ore bodies, smelters or refineries currently in production. Where this is the case, it is intended that these will be developed and go into production when the current source of ore is exhausted or to replace the reduced output, which results where existing smelters and/or refineries are closed. It is often the case that technological and other improvements will allow successor smelters and/or refineries to more than replace the capacity of their predecessors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any related impairment provisions are written off.

An impairment review is performed, either individually or at the cash generating unit level, when there are indicators that the carrying amount of the assets may exceed their recoverable amounts. To the extent that this occurs, the excess is expensed in the financial year in which this is determined. Capitalized exploration and evaluation assets are reassessed on a regular basis and these costs are carried forward provided that the conditions discussed above for expenditure on exploration activity and evaluation expenditure are met.

Expenditures are transferred to mining properties and leases or assets under construction once the technical feasibility and commercial viability of extracting a mineral resource are demonstrable and the work completed to date supports the future development of the property. In order to demonstrate technical feasibility and commercial viability, the Company evaluates the individual project and its established mineral reserves, assesses the relevant findings and conclusions from the Company's activities and in applicable technical or other studies relating to the project, and considers whether and how any additional factors and circumstances might impact the project, particularly in light of the Company's capabilities, risk tolerance and desired economic returns. The Company conducts its managerial evaluation for commercial viability by assessing the factors it considers relevant to the commercial development of the project, taking into consideration the exploration and technical evaluation activities and work undertaken in relation to the project. If the asset demonstrates technical feasibility and commercial viability, the asset is reclassified to mineral properties, plant and equipment. Assessment for impairment is conducted before reclassification.

Deferred Stripping Costs: In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. During the preproduction phase, these costs are capitalized as part of the cost of the mine property and subsequently amortized over the life of the mine (or pit) on a units of production basis.

The costs of removal of the waste material during a mine's production phase are deferred, where they give rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity.

Asset Impairment: Management reviews and evaluates its assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is normally assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. In addition, an impairment loss is recognized for any excess of carrying amount over the fair value less costs to sell of a non-current asset or disposal group held for sale. When an impairment review is undertaken, recoverable amount is assessed by reference to the higher of value in use (being the net present value of expected future cash flows of the relevant cash generating unit) and fair value less costs to sell

("FVLCTS"). The best evidence of FVLCTS is the value obtained from an active market or binding sale agreement. Where neither exists, FVLCTS is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm's length transaction. This is often estimated using discounted cash flow techniques.

Where the recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IAS 36 "Impairment of Assets." The cash flow forecasts are based on best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, close down, restoration and environmental clean-up. These may include net cash flows expected to be realized from extraction, processing and sale of mineral resources that do not currently qualify for inclusion in proven or probable ore reserves. Such non reserve material is included where there is a high degree of confidence in its economic extraction. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing reserves. Typically, the additional evaluation to achieve reserve status for such material has not yet been done because this would involve incurring costs earlier than is required for the efficient planning and operation of the mine.

Where the recoverable amount of a cash generating unit is dependent on the life of its associated ore, expected future cash flows reflect long term mine plans, which are based on detailed research, analysis and iterative modeling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes account of all relevant characteristics of the ore, including waste to ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore impacting on process recoveries and capacities of processing equipment that can be used. The mine plan is therefore the basis for forecasting production output in each future year and for forecasting production costs.

The Company's cash flow forecasts are based on estimates of future commodity prices, which assume market prices will revert to the Company's assessment of the long term average price, generally over a period of three to five years. These assessments often differ from current price levels and are updated periodically.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted, including appropriate adjustments for the risk profile of the countries in which the individual cash generating units operate. The great majority of the Company's sales are based on prices denominated in USD. To the extent that the currencies of countries in which the Company produces commodities strengthen against the USD without commodity price offset, cash flows and, therefore, net present values are reduced. Non-financial assets other than goodwill that have suffered impairment are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

Closure and Decommissioning Costs: The mining, extraction and processing activities of the Company normally give rise to obligations for site closure or rehabilitation. Closure and decommissioning works can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company's environmental policies. Provisions for the cost of each closure and rehabilitation program are recognized at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Costs included in the provision encompass all closure and decommissioning activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances at the reporting date. Routine operating costs that may impact the ultimate closure and decommissioning activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation. The timing of the actual closure and decommissioning expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions, and the environment in which the mine operates. Expenditure may occur before and after closure and can continue for an extended period of time dependent on closure and decommissioning requirements. Closure and decommissioning provisions are measured at the expected value of future cash flows, discounted to their present value and determined according to the probability of alternative estimates of cash flows occurring for each operation. Discount rates used are specific to the underlying obligation. Significant judgements and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements which give rise to a constructive or legal obligation.

When provisions for closure and decommissioning are initially recognized, the corresponding cost is capitalized as a component of the cost of the related asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and decommissioning activities is recognized in Property, plant and equipment and depreciated accordingly. The value of the provision is progressively increased over time as the effect of discounting unwinds, creating an expense recognized in finance expenses. Closure and decommissioning provisions are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in the provision is greater than the un-depreciated capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in the income statement. In the case of closed sites, changes to estimated costs are recognized immediately in the income statement. Changes to the capitalized cost result in an adjustment to future depreciation and finance charges. Adjustments to the estimated amount and timing of future closure and decommissioning cash flows are a normal occurrence in light of the significant judgements and estimates involved.

The provision is reviewed at the end of each reporting period for changes to obligations, legislation or discount rates that impact estimated costs or lives of operations and adjusted to reflect current best estimate. The cost of the related asset is adjusted for changes in the provision resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

Foreign Currency Translation: The Company's functional currency and that of its subsidiaries is the USD as this is the principal currency of the economic environments in which they operate. Transaction amounts denominated in foreign currencies (currencies other than USD) are translated into USD at exchange rates prevailing at the transaction dates. Carrying values of foreign currency monetary assets and liabilities are re-translated at each statement of financial position date to reflect the U.S. exchange rate prevailing at that date.

Gains and losses arising from translation of foreign currency monetary assets and liabilities at each period end are included in earnings except for differences arising on decommissioning provisions which are capitalized for operating mines.

Share-based Payments: The Company makes share-based awards, including free shares and options, to certain employees.

For equity-settled awards, the fair value is charged to the income statement and credited to equity, on a straight-line basis over the vesting period, after adjusting for the estimated number of awards that are expected to vest. The fair value of the equity-settled awards is determined at the date of grant. Non-vesting conditions and market conditions, such as target share price upon which vesting is conditioned, are factored into the determination of fair value at the date of grant. All other vesting conditions are excluded from the determination of fair value and included in management's estimate of the number of awards ultimately expected to vest.

The fair value is determined by using option pricing models. At each statement of financial position date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management's best estimate of the awards that are ultimately expected to vest is computed (after adjusting for non-market performance conditions). The movement in cumulative expense is recognized in the income statement with a corresponding entry within equity. No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified over the original vesting period. In addition, an expense is recognized for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification, over the remainder of the new vesting period.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. Any compensation paid up to the fair value of the awards at the cancellation or settlement date is deducted from equity, with any excess over fair value being treated as an expense in the income statement. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the new awards are treated as if they are a modification of the original award, as described in the previous paragraph.

Leases: The determination of whether an arrangement is, or contains a lease is based in the substance of the arrangement at the inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset. A reassessment after inception is only made in specific circumstances.

Assets held under finance leases, where substantially all the risks and rewards of ownership of the asset have passed to the Company, are capitalized in the statement of financial position at the lower of the fair value of the leased property or the present value of the minimum lease payments during the lease term calculated using the interest rate implicit in the lease agreement. These amounts are determined at the inception of the lease and are depreciated over the shorter of their estimated useful lives or lease term. The capital elements of future obligations under leases and hire purchase contracts are included as liabilities in the statement of financial position. The interest elements of the lease or hire purchase obligations are charged to the income statement over the periods of the leases and hire purchase contracts and represent a constant proportion of the balance of capital repayments outstanding.

Leases where substantially all the risks and rewards of ownership have not passed to the Company are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight-line basis over the lease term.

Income Taxes: Taxation on the earnings or loss for the year comprises current and deferred tax. Taxation is recognized in the income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the tax is recognized in other comprehensive income or equity.

Current tax is the expected tax payable on the taxable income for the year using rates enacted or substantively enacted at the year end, and includes any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax assessment or deduction purposes. Where an asset has no deductible or depreciable amount for income tax purposes, but has a deductible amount on sale or abandonment for capital gains tax purposes, that amount is included in the determination of temporary differences.

The tax effect of certain temporary differences is not recognized, principally with respect to goodwill; temporary differences arising on the initial recognition of assets or liabilities (other than those arising in a business combination or in a manner that initially impacted accounting or taxable earnings); and temporary differences relating to investments in subsidiaries, jointly controlled entities and associates to the extent that the Company is able to control the reversal of the temporary difference and the temporary difference is not expected to reverse in the foreseeable future. The amount of deferred tax recognized is based on the expected manner and timing of realization or settlement of the carrying amount of assets and liabilities, with the exception of items that have a tax base solely derived under capital gains tax legislation, using tax rates enacted or substantively enacted at period end. To the extent that an item's tax base is solely derived from the amount deductible under capital gains tax legislation, deferred tax is determined as if such amounts are deductible in determining future assessable income.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the statement of financial position date.

Current and deferred taxes relating to items recognized in other comprehensive income or directly in equity are recognized in other comprehensive income or equity and not in the income statement. Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. Judgements are required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

Deferred tax assets, including those arising from tax losses, capital losses and temporary differences, are recognized only where it is probable that taxable earnings will be available against which the losses or deductible temporary differences can be utilized. Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, closure and decommissioning costs, capital expenditure, dividends and other capital management transactions.

Earnings (loss) Per Share: Basic earnings (loss) per share is calculated by dividing earnings attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period.

The diluted earnings per share calculation is based on the earnings attributable to ordinary equity holders and the weighted average number of shares outstanding after adjusting for the effects of all potential ordinary shares. This method requires that the number of shares used in the calculation be the weighted average number of shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. This method assumes that the potential ordinary shares converted into ordinary shares at the beginning of the period (or at the time of issuance, if not in existence at beginning of the period). The number of dilutive potential ordinary shares is determined independently for each period presented.

For convertible securities that may be settled in cash or shares at the holder's option, returns to preference shareholders and income charges are added back to net earnings used for basic EPS and the maximum number of ordinary shares that could be issued on conversion is used in the computing diluted earnings per share.

Borrowing Costs: Borrowing costs that are directly attributable to the acquisition, construction or production of qualified assets are capitalized. Qualifying assets are assets that require a substantial amount of time to prepare for their intended use, including mineral properties in the evaluation stage where there is a high likelihood of commercial exploitation. Qualifying assets also include significant expansion projects at the operating mines. Borrowing costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total borrowing cost is reduced by income generated from short-term investments of such funds.

3. Changes in Accounting Standards

Changes in Accounting Policies

The Company adopted the following new accounting interpretation along with any consequential amendments, effective January 1, 2014.

IFRIC 21 Levies ("IFRIC 21") is an interpretation of IAS 37 *Provisions, Contingent Liabilities and Contingent Assets* ("IAS 37"), on the accounting for levies imposed by governments. In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event. IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The application of IFRIC 21 did not result in an adjustment to the Company's consolidated financial statements.

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Accounting standards issued but not yet effective

IFRS 9 Financial Instruments ("IFRS 9") was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers ("IFRS 15") In May 2014, the IASB and the Financial Accounting Standards Board ("FASB") completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, **Revenue**, IAS 11, **Construction Contracts**, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity's contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 1017. The Company will apply IFRS 15 beginning on January 1, 2017. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

4. Significant Judgements in Applying Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

Capitalization of evaluation costs: The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis as discussed in Note 11. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

- *Commencement of commercial production:* During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.
- *Assets' carrying values and impairment charges:* In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.
- *Functional currency:* The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.
- *Business combinations:* Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.
- *Deferral of stripping costs:* In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine's production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2014, the carrying amount of stripping costs capitalized was $46.2 million comprised of Manantial - $13.0 million, Dolores - $28.4 million and Alamo Dorado - $4.8 million (2013 - $59.2 million was capitalized comprised of $13.8, $32.8, and $12.6 million, respectively).

- *Replacement convertible debenture:* As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a Silver Stream contract. The holder subsequently selected the Silver Stream contract. The convertible debenture is classified and accounted for as a deferred credit. In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2014, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2013 - $20.8 million).
- *Convertible Notes:* The Company has the right to pay all or part of the liability associated with the Company's outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

5. Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

- *Revenue recognition:* Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.
- *Estimated recoverable ounces:* The carrying amounts of the Company's mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company's mine plans and changes in metal price forecasts can result in a change to future depletion rates.
- *Mineral reserve estimates:* The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43 -101, "Standards of Disclosure for Mineral Projects", issued by the Canadian Securities Administrators and in accordance with "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003", prepared by the CIM Standing Committee on Reserve Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company's financial position and results of operation.
- *Valuation of Inventory:* In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories. Refer to Note 9 for details.
- *Depreciation and amortization rates for mineral property, plant and equipment and mineral interests:* Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.
- *Impairment of mining interests:* While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company's mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's mining interests. Impairments of mining interests are discussed in Note 11.
- *Estimation of decommissioning and restoration costs and the timing of expenditures:* The cost estimates are

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company's interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 15 for details on decommissioning and restoration costs.

- *Income taxes and recoverability of deferred tax assets:* In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company's control, are feasible and within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.
- *Accounting for acquisitions:* The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).
- *Contingencies:* Due to the size, complexity and nature of the Company's operations, various legal and tax matters are outstanding from time to time. In the event the Company's estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 28 for further discussion on contingencies.

6. Management of Capital

The Company's objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders. The Company's capital structure consists of shareholders' equity (comprising issued capital plus share option reserve plus retained deficit, plus investment revaluation reserve) with a balance of $1.6 billion as at December 31, 2014 (2013 - $2.2 billion). The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company's assets. The Company's capital requirements are effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

The Company is not subject to externally imposed capital requirements and the Company's overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2013.

7. Financial Instruments

a) Financial assets and liabilities classified as at fair value through profit or loss ("FVTPL")

The Company's financial assets and liabilities classified as at FVTPL are as follows:

	December 31, 2014	December 31, 2013
Current derivative liability		
Conversion feature on convertible notes	**$ (278)**	$ -
	$ (278)	$ -
Non-current derivative liabilities		
Share purchase warrants	**$ -**	$ (207)
Conversion feature on convertible notes	**-**	(1,419)
	$ -	$ (1,626)

In addition, trade and other receivables include accounts receivable arising from sales of metal concentrates and have been designated and classified as at FVTPL. The total trade and other receivables are as follows:

	December 31, 2014	December 31, 2013
Trade receivables from provisional concentrates sales	$ 29,288	$ 31,727
Not arising from sale of metal concentrates	76,356	83,055
Trade and other receivables	$ 105,644	$ 114,782

b) Normal purchase or sale exemption

Contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a nonfinancial item in accordance with the Company's expected purchase, sale or usage requirements fall in the exemption from IAS 32 and IAS 39, which is known as the "normal purchase or sale exemption". For these contracts and the host part of the contracts containing embedded derivatives, they are accounted for as executory contracts. The Company recognizes such contracts in its statement of financial position only when one of the parties meets its obligation under the contract to deliver either cash or a non-financial asset.

c) Financial assets designated as available-for-sale

The Company's short term investments are designated as available-for-sale. The unrealized losses on available-for-sale investments recognized in other comprehensive loss for the years ended December 31, were as follows:

	Twelve months ended December 31, 2014	2013
Unrealized loss on equity securities	$ (1,429)	$ (2,163)
Reclassification adjustment for net losses on available for sale securities included in earnings	$ 1,081	$ 1,062
	$ (348)	$ (1,101)

d) Risk

Overview

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are metal price risk, credit risk, interest rate risk, foreign exchange rate risk, and liquidity risk. The Company's Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Metal Price Risk

Metal price risk is the risk that changes in metal prices will affect the Company's income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, gold, lead, copper, and zinc. The Company's sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company's control. Consistent with the Company's mission to provide equity investors with exposure to changes in silver prices, the Company's current policy is to not hedge the price of silver. A 10% increase in all metal prices for the year ended December 31, 2014, would result in an increase of approximately $79.4 million (2013 – $88.7 million) in the Company's revenues. A 10% decrease in all metal prices for the same period would result in a decrease of approximately $83.8 million (2013 - $90.7 million) in the Company's revenues. The Company also enters into provisional concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. A 10% increase in metal prices (zinc, lead, copper and silver) on open positions for provisional concentrate contracts for the year ended December 31, 2014 would result in an increase of approximately $6.3 million (2013 - $19.4 million) in the Company's before tax earnings which would be reflected in 2014 results. A 10% decrease in metal prices for the same period would result in a decrease of approximately $6.5 million (2013 - $19.7 million) in the Company's before tax earnings.

The Company mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production from time to time under forward sales and option contracts. The Board of Directors continually assess the Company's strategy towards its base metal exposure, depending on market conditions. At December 31, 2014, the Company did not have outstanding contracts to sell any of its base metals production.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company's trade receivables. The carrying value of financial assets represents the maximum credit exposure.

The Company has long-term concentrate contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. Concentrate contracts are common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honor supply arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At December 31, 2014 the Company had receivable balances associated with buyers of its concentrates of $29.3 million (2013 - $31.7 million). The vast majority of the Company's concentrate is sold to eight well known concentrate buyers.

Silver doré production from La Colorada, Alamo Dorado, Dolores and Manantial Espejo is refined under long term agreements with fixed refining terms at three separate refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover precious metals in such circumstances. At December 31, 2014 the Company had approximately $44.7 million (2013 - $54.7 million) of

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

value contained in precious metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metals at the Company's mine sites, in-transit to refineries and whilst at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company's trading activities. None of these facilities are subject to margin arrangements. The Company's trading activities can expose the Company to the credit risk of its counterparties to the extent that our trading positions have a positive mark-to-market value. However, the Company minimizes this risk by ensuring there is no excessive concentration of credit risk with any single counterparty, by active credit management and monitoring.

Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

Management constantly monitors and assesses the credit risk resulting from its refining arrangements, concentrate sales and commodity contracts with its refiners, trading counterparties and customers. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

At December 31, 2014, the Company has recorded an allowance for doubtful accounts provision in the amount of $7.6 million (2013 – $7.6 million). $7.6 million relates to amounts owing from Doe Run Peru ("DRP"), one of the buyers of concentrates from the Company's Peruvian operations, for deliveries of concentrates that occurred in early 2009. The Company will continue to pursue every possible avenue to recover the amounts owed by DRP. At December 31, 2014, no additional provision for doubtful accounts were recorded other than those described above.

Cash, trade accounts receivable and other receivables that represent the maximum credit risk to the Company consist of the following:

	December 31, 2014	December 31, 2013
Cash and cash equivalents	**$ 146,193**	$ 249,937
Trade accounts receivable	**29,288**	31,727
Advances to suppliers and contractors	**22,766**	24,265
Export tax receivable	**-**	3,803
Insurance receivable	**4,447**	3,855
Royalty receivable	**4,274**	2,370
Employee loans	**1,107**	1,768
Other	**8,913**	8,769
Total accounts receivable	**61,795**	76,557
Total cash and cash equivalents, and accounts receivable	**$ 207,988**	$ 326,494

The Company invests its cash which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations.

Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At December 31, 2014, the Company has $8.0 million in lease obligations (2013 - $10.2 million), that are subject to an annualized interest rate of 2.2% and unsecured convertible notes with a principal amount of $36.2 million (2013 – $36.2 million) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2014 on its lease obligations was $0.4 million (2013 – $0.2 million). The Company has received short term loans in Argentina totaling $60 million Argentinean Pesos (USD $7.0 million) at an annual interest rate of 32.9% and USD $4.7 million at an annual interest rate of 3.2%. In addition the Company has also drawn on an available line of credit in Argentina for $49.5 million Argentinean Pesos (USD $6.0 million) at an interest rate of 25.0%. $49.5 million Argentinean Pesos are due in January 2015, $60 million Argentinean Pesos are due in October 2015 and USD $4.7 million are due in November 2015. The interest paid by the Company for the year ended December 31, 2014 on the convertible notes was $1.6 million (2013 – $1.6 million). The Company is not subjected to variable market interest rate changes as all debt included above have stated interest rates.

The average interest rate earned by the Company during the year ended December 31, 2014 on its cash and short term investments was 0.54%. A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company's before tax earnings (2013 – $0.3 million).

Foreign Exchange Rate Risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company's operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company's sales are denominated in USD and a portion of the Company's operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

In order to mitigate this exposure, from time to time the Company has purchased Peruvian Nuevo Sol ("PEN"), Mexican Peso ("MXN") and CAD to match anticipated spending. At December 31, 2014 the Company had no outstanding contracts to purchase in PEN, MXN or CAD. The Company's net earnings are affected by the revaluation of its monetary assets and monetary liabilities at each balance sheet date. The Company has reviewed its monetary assets and monetary liabilities and is exposed to foreign exchange risk through the following financial assets and liabilities and deferred income tax liabilities denominated in currencies other than USD as shown in the table below. The Company estimates that a 10% change in the exchange rate of the foreign currencies in which its December 31, 2014 non-USD net monetary liabilities were denominated would result in an income before taxes change of about $5.3 million (2013 - $38.3 million).

The Company is exposed to currency risk through the following financial assets and liabilities, and deferred income tax assets and liabilities denominated in foreign currencies:

At December 31, 2014	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets and liabilities
Canadian Dollar	$ 74,262	$ 232	$ (243)	$ (259)	$ 180
Mexican Peso	18,735	11,389	12,592	(136)	(135,421)
Argentinian Peso	157	31,301	1,767	(53,600)	(1,914)
Bolivian Boliviano	401	10,777	(4,077)	-	(2,453)
European Euro	41	-	-	(95)	-
Peruvian Nuevo Sol	4,844	2,593	5,266	(11,145)	(17,520)
	$ 98,440	**$ 56,292**	**$ 15,305**	**$ (65,235)**	**$ (157,488)**

At December 31, 2013	Cash and short-term investments	Other current and non-current assets	Income taxes receivable (payable), current and non-current	Accounts payable and accrued liabilities and non-current liabilities	Deferred income tax assets and liabilities
Canadian Dollar	$ 156,610	$ 1,769	$ 4	$ (5,143)	$ -
Mexican Peso	6,149	34,105	8,776	(39,067)	(235,513)
Argentinian Peso	4,178	36,315	3,075	(47,055)	(26,720)
Bolivian Boliviano	1,635	1,187	(3,104)	(7,017)	(217)
Peruvian Nuevo Sol	3,279	13,838	3,359	(27,832)	(23,332)
	$ 171,851	**$ 87,214**	**$ 12,110**	**$ (126,114)**	**$ (285,782)**

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its expansion plans.

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

e) Commitments

The Company's commitments have contractual maturities which are summarized below:

Payments due by period 2014	Total	Within 1 year[2]	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$ 125,031	$ 125,031	$ -	$ -	$ -
Loan obligation (Note 15)	17,600	17,600	-	-	-
Finance lease obligations [1]	8,425	4,238	4,187	-	-
Severance accrual	4,135	749	469	2,053	864
Provisions	3,121	3,121	-	-	-
Income taxes payable	22,321	22,321	-	-	-
Restricted share units ("RSUs")	2,261	1,498	763	-	-
Preferred share units ("PSUs")	281	-	281		
Current portion of long term debt [4]	37,867	37,867	-	-	-
Total contractual obligations [5]	**$ 221,042**	**$ 212,425**	**$ 5,700**	**$ 2,053**	**$** 864

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Payments due by period 2013	Total	Within 1 year[(2)]	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$ 156,241	$ 156,241	$ -	$ -	$ -
Loan obligation (Note 15)	20,095	20,095	-	-	-
Finance lease obligations [(1)]	10,856	4,800	4,417	1,639	-
Severance accrual	3,726	649	412	2,138	527
Employee compensation plan [(3)]	3,228	3,228	-	-	-
Restricted share units ("RSUs") [(3)]	2,288	1,393	895	-	-
Long term debt [(4)]	39,497	1,631	37,866	-	-
Total contractual obligations [(5)]	**$ 235,931**	**$ 188,037**	**$ 43,590**	**$ 3,777**	**$ 527**

(1) Includes lease obligations in the amount of $8.4 million (December 31, 2013 - $10.9 million) with a net present value of $8.0 million (December 31, 2013 - $10.2 million) discussed further in Note 16.

(2) Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

December 31, 2014		Future interest component	Within 1 year
Current portion of:			
Accounts payable and other liabilities	$ 125,031	$ -	$ **125,031**
Loan obligation	17,600	-	**17,600**
Current severance liability	749	-	**749**
Current portion of finance lease	3,993	245	**4,238**
Employee Compensation PSU's & RSU's	429	1,069	**1,498**
Convertible note	34,797	3,070	**37,867**
Provisions	3,121	-	**3,121**
Income tax payable	22,321	-	**22,321**
Total contractual obligations within one year	$ 208,041	$ 4,384	$ **212,425**

December 31, 2013		Future interest component	Within 1 year
Current portion of:			
Accounts payable and other liabilities	$ 123,750	$ -	$ **123,750**
Loan obligation	20,095	-	**20,095**
Current severance liability	649	-	**649**
Current portion of finance lease	4,437	363	**4,800**
Employee Compensation & RSU's	1,210	3,411	**4,621**
Convertible note	-	1,631	**1,631**
Provisions	3,172	-	**3,172**
Income tax payable	29,319	-	**29,319**
Total contractual obligations within one year	$ 182,632	$ 5,405	$ **188,037**

(3) Includes RSU obligation in the amount of $2.2 million (2013 – $2.3 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2014 and 50% in December 2015.

(4) Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 for further details.

(5) Amounts above do not include payments related to the Company's anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 18, and deferred tax liabilities.

Fair Value of Financial Instruments

The carrying value of share purchase warrants and the conversion feature on the convertible notes are stated at fair value and the carrying value of cash, short-term investments, trade and other receivables, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments. Share purchase warrants with an exercise price denominated in a currency other than the Company's functional currency are classified and accounted for as financial liabilities and, as such, are measured at their fair values with changes in fair values included in net earnings.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The following table sets forth the Company's financial assets and liabilities measured at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no observable market data).

At December 31, 2014, the levels in the fair value hierarchy into which the Company's financial assets and liabilities are measured and recognized on the Consolidated Statements of Financial Position at fair value are categorized as follows:

	Fair Value at December 31, 2014			
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:				
Short-term investments	**$ 184,220**	**$ 184,220**	**$ -**	**$ -**
Trade receivable from provisional concentrate sales	**$ 29,288**	**$ -**	**$ 29,288**	**$ -**
Conversion feature of convertible notes	**$ (278)**	**$ -**	**$ (278)**	**$ -**
	$ 213,230	**$ 184,220**	**$ 29,010**	**$ -**

	Fair Value at December 31, 2013			
	Total	Level 1	Level 2	Level 3
Assets and Liabilities:				
Short-term investments	$ 172,785	$ 172,785	$ -	$ -
Trade receivable from provisional concentrate sales	$ 31,727	$ -	$ 31,727	$ -
Share purchase warrants	$ (207)	$ -	$ (207)	$ -
Conversion feature of convertible notes	$ (1,419)	$ -	$ (1,419)	$ -
	$ 202,886	$ 172,785	$ 30,101	$ -

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company's financial assets and liabilities measured at fair value remains unchanged from that at December 31, 2013.

Valuation Techniques

Short-term investments and other investments

The Company's short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy and are primarily money market securities and U.S. Treasury securities. The fair value of the investment securities is calculated as the quoted market price of the investment and in the case of equity securities, the quoted market price multiplied by the quantity of shares held by the Company.

Derivative Financial Instruments

The Company's unrealized gains and losses on commodity and foreign currency contracts are valued using observable market prices and as such are classified as Level 2 of the fair market value hierarchy. As of December 31, 2014, the unrealized gains and losses on commodity and foreign currency contracts was $nil (2013 - $nil).

Share purchase warrants

The Company's unrealized gains and losses on share purchase warrants are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. These warrants expired December 7th, 2014; see further discussion in Note 19. During the year ended December 31, 2014, the unrealized gain on share purchase warrants was $0.2 million (2013 - $8.4 million).

Convertible notes

The Company's unrealized gains and losses on conversion feature of the convertible note are valued using observable inputs and as such are classified as Level 2 of the fair market value hierarchy. The conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company's common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. During the year ended December 31, 2014, the unrealized gain on the convertible note was $1.1 million (2013 – $8.3million). The approximate current fair value of the notes, excluding the conversion feature at December 31, 2014 is $35.6 million (2013 – $34.7 million).

Receivables from Provisional Concentrate Sales

The Company's trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange ("LME") for copper, zinc and lead and the London Bullion Market Association P.M. fix ("London P.M. fix") for gold and silver.

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

8. Short Term Investments

	December 31, 2014			December 31, 2013		
Available for Sale	**Fair Value**	**Cost**	**Accumulated unrealized holding losses**	Fair Value	Cost	Accumulated unrealized holding gains
Short term investments	**$ 184,220**	**$ 184,705**	**$ (485)**	$ 172,785	$ 172,922	$ (137)

9. Inventories

Inventories consist of:

	December 31, 2014	December 31, 2013
Concentrate inventory	**$ 16,679**	$ 17,024
Stockpile ore [(1)]	**44,236**	55,356
Heap leach inventory and in process [(2)]	**78,564**	94,820
Doré and finished inventory[(3)]	**57,175**	56,090
Materials and supplies	**55,895**	61,062
	$ 252,549	$ 284,352

(1) Includes an impairment charge of $0.9 million to reduce the cost of inventory to NRV at Manantial Espejo mine (December 31, 2013 – nil).

(2) Includes an impairment charge of $32.3 million to reduce the cost of inventory to NRV at Dolores and Alamo Dorado mines (December 31, 2013 - $10.3 million).

(3) Includes an impairment charge of $9.7 million to reduce the cost of inventory to NRV at Dolores, Alamo Dorado and Manantial Espejo mines (December 31, 2013 - $2.7).

Production costs, including depreciation and amortization and royalties for the year ended December 31, 2014 were $743.9 million (2013 - $693.0 million). Production costs represent cost of inventories sold during the year. During 2014, $30.0 million (2013 - $13.0 million) net realizable value adjustment was recognized and included in production costs (Note 20). The Stockpile ore of $32.7 million (2013 – $42.4 million) and a portion of the heap leach inventory amounting to $54.0 million (2013 - $49.3 million) are expected to be recovered or settled after more than twelve months.

10. Mineral Properties, Plant and Equipment

Acquisition costs of investment and non-producing properties together with costs directly related to mine development expenditures are capitalized. Exploration expenditures on investment and non-producing properties are charged to expense in the period they are incurred.

Capitalization of evaluation expenditures commences when there is a high degree of confidence in the project's viability and hence it is potential that future economic benefits will flow to the Company. Evaluation expenditures, other than that acquired from the purchase of another mining company, are carried forward as an asset provided that such costs are expected to be recovered in full through successful development and exploration of the area of interest or alternatively, by its sale. Evaluation expenditures include delineation drilling, metallurgical evaluations, and geotechnical evaluations amongst others.

Mineral properties, plant and equipment consist of:

Mining Properties

	Depletable	Non-depletable			
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value					
As at January 1, 2014					
Net of accumulated depreciation	$ 706,831	$ 226,415	$ 602,816	$ 334,616	$ 1,870,678
Additions	107,650	-	17	33,911	141,578
Disposals	-	-	(377)	(267)	(644)
Depreciation	(70,749)	-	-	(76,961)	(147,710)
Depreciation charge captured in inventory	(9,418)	-	-	-	(9,418)
Impairment charges	(142,269)	(72,038)	(310,593)	(67,286)	(592,186)
Transfers [1]	51,297	(24,433)	(10,411)	(15,341)	1,112
Capitalized borrowing costs	2,338	-	-	-	2,338
Closure and decommissioning – changes in estimate	694	-	(51)	-	643
As at December 31, 2014	**$ 646,374**	**$ 129,944**	**$ 281,401**	**$ 208,672**	**$ 1,266,391**
Cost as at December 31, 2014	$ 1,373,338	$ 336,353	$ 682,940	$ 690,368	$ 3,082,999
Accumulated depreciation and impairments	**(726,964)**	**(206,409)**	**(401,539)**	**(481,696)**	**(1,816,608)**
Carrying value –					
December 31, 2014	**$ 646,374**	**$ 129,944**	**$ 281,401**	**$ 208,672**	**$ 1,266,391**

(1) Includes amounts transferred from Accounts Receivable for advances.

Mining Properties

	Depletable	Non-depletable			
	Reserves and Resources	Reserves and Resources	Exploration and Evaluation	Plant and Equipment	Total
Carrying value					
As at January 1, 2013	$ 867,381	$ 341,362	$ 618,221	$ 378,288	$ 2,205,252
Additions	113,918	16	61	48,738	162,733
Disposals	-	-	-	(2,371)	(2,371)
Depreciation	(67,450)	-	-	(68,463)	(135,913)
Depreciation charge captured in inventory	(5,581)	-	-	-	(5,581)
Impairment charges	(197,044)	(109,921)	(15,387)	(26,065)	(348,417)
Transfers	(293)	(5,042)	846	4,489	-
Capitalized borrowing costs	1,658	-	-	-	1,658
Closure and decommissioning – changes in estimate	(5,758)	-	(925)	-	(6,683)
As at December 31, 2013	**$ 706,831**	**$ 226,415**	**$ 602,816**	**$ 334,616**	**$ 1,870,678**
Cost as at December 31, 2013	$ 1,221,767	$ 336,336	$ 718,212	$ 665,710	$ 2,942,025
Accumulated depreciation and impairments	**(514,936)**	**(109,921)**	**(115,396)**	**(331,094)**	**(1,071,347)**
Carrying value –					
December 31, 2013	**$ 706,831**	**$ 226,415**	**$ 602,816**	**$ 334,616**	**$ 1,870,678**

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	December 31, 2014			December 31, 2013		
	Cost	Accumulated Depreciation and Impairment	Carrying Value	Cost	Accumulated Depreciation and Impairment	Carrying Value
Huaron mine, Peru	$ 158,750	$ (71,351)	$ 87,399	$ 147,391	$ (62,878)	$ 84,513
Morococha mine, Peru	211,545	(86,936)	124,609	202,213	(68,220)	133,993
Alamo Dorado mine, Mexico	193,715	(179,274)	14,441	193,035	(143,330)	49,705
La Colorada mine, Mexico	140,784	(61,650)	79,134	107,002	(52,588)	54,414
Dolores mine, Mexico	859,655	(452,645)	407,010	767,194	(296,751)	470,443
Manantial Espejo mine, Argentina	346,498	(277,296)	69,202	321,047	(162,058)	158,989
San Vicente mine, Bolivia	128,014	(63,812)	64,202	124,859	(55,727)	69,132
Other	24,745	(15,696)	9,049	24,735	(4,476)	20,259
Total	**$ 2,063,706**	**$ (1,208,660)**	**$ 855,046**	$ 1,887,476	$ (846,028)	$ 1,041,448

Land and Exploration and Evaluation:		
Land	$ 4,977	$ 8,513
Navidad project, Argentina	190,471	462,400
Minefinders exploration projects, Mexico	180,074	317,117
Morococha, Peru	9,674	10,432
Other	26,149	30,768
Total non-producing properties	**$ 411,345**	**$ 829,230**
Total mineral properties, plant and equipment	**$ 1,266,391**	**$ 1,870,678**

Navidad Project, Argentina

During the year ended December 31, 2014 the Company capitalized $nil of evaluation costs and mineral property, plant and equipment at the Navidad Project in Argentina (2013 - $nil).

At December 31, 2014, it was determined that the estimated realizable value of the Navidad project was below its carrying value and an impairment charge of $286.1 million was recorded. Refer to Note 11 for further details.

Morococha Mine, Peru

During the second quarter of 2010, the Company's subsidiary Compañia Minera Argentum S.A. ("Argentum"), reached an agreement with Minera Chinalco Perú ("MCP" or "Chinalco"), a subsidiary of the Aluminum Corporation of China which clearly defines each party's long term surface rights in the area of the Morococha mine. The primary focus of the agreement is on the lands and concessions around the Morococha mine and MCP's Toromocho copper project. MCP requires certain lands and concessions in order to proceed with the development of Toromocho, including the surface lands within the planned open pit mining area of the Toromocho project. While Argentum does not own this land, much of the Morococha mine infrastructure and facilities are located on this ground.

Under the terms of the agreement, Argentum would relocate the core Morococha facilities over a 5 year period and transfer certain mineral concessions and access rights to MCP. In exchange, Argentum will receive a package of surface rights, easements and other rights that are sufficient to relocate the facilities and to continue uninterrupted operations. Lastly, Argentum will receive periodic cash payments from MCP totaling $40.0 million, of which, to December 31, 2014, the Company received $23.8 million (2013 - $23.8 million) which has been recognized as other income.

Dolores Mine, Mexico

On March 30, 2012, the Company acquired all of the issued and outstanding common shares of Minefinders. Minefinders' primary mining property is its 100% owned Dolores gold and silver mine located in Chihuahua, Mexico.

During the year ended December 31, 2014 the Company capitalized $49.7 million of mineral property, plant and equipment (2013 - $86.6 million) which included pad 3 construction additions of $17.5 million (2013 - $27.2 million). For the year ended December 31, 2014, the Company capitalized $2.3 million in interest related to the capital expenditures (2013 - $1.7 million) at a capitalization rate of 10% (2013: 10%).

At June 30, 2013, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and an impairment charge of $187.5 million (net of tax of $1.1 million) was recorded which included $184.7 million of goodwill. Refer to Note 11 for further details.

At December 31, 2013, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and a further impairment charge of $218.1 million (net of tax of $118.7 million) was recorded. Refer to Note 11 for further details.

At December 31, 2014, it was determined that the estimated realizable value of the Dolores mine was below its carrying value and a further impairment charge of $170.6 million (net of tax of $110.8 million) was recorded. Refer to Note 11 for further details.

11. Impairment of Non-Current Assets and Goodwill

Non-current assets are tested for impairment when events or changes in circumstance indicate that the carrying amount may not be recoverable. The Company performs an impairment test for goodwill at each financial year end and when events or changes in circumstances indicate that the related carrying value may not be recoverable. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value less cost to sell, given a willing market participant would use such models in establishing a value for the properties. The Company considered impairment at the cash generating unit ("CGU") level, which is considered to be an individual mine or a development property. The CGU carrying amount for purposes of this test includes the carrying value of the mineral properties plant and equipment less deferred tax liabilities and closure and decommissioning liabilities related to each CGU.

Impairment at December 31, 2014

Due to a sustained decrease in metal prices that began during the third quarter of 2014 and carried on through the remainder of the year, during the fourth quarter of 2014 the Company lowered the silver and gold prices used in its long term reserve prices and updated the metal prices used in the near-term and mid-term periods (up to 2018) in its life of mine cash flow models, and concluded that these changes constituted an indication of impairment in the fourth quarter.

Based on the Company's assessment at December 31, 2014 of potential impairments with respect to its mineral properties, the Company concluded that impairment charges were required for the Dolores mine, the Alamo Dorado Mine, the Manantial Espejo mine, the Navidad Project, and certain non-core exploration properties.

The Company's key assumptions for each impairment test included the most current information on operating and capital costs, and risk adjusted project specific discount rates. The Company used a median of analysts' consensus pricing for the first four years of its economic modeling for impairment purposes, and long term reserve prices for the remainder of each asset's life. The prices used can be found in the key assumptions and sensitivity section below.

At its Dolores property, the Company determined that the carrying value of approximately $516.1 million, net of associated deferred tax liabilities was greater than its recoverable amount of $405.3 million when using a 5% risk adjusted discount rate. Based on the above assessment at December 31, 2014, the Company recorded a further impairment charge related to the Dolores mine of $170.6 million, before tax ($110.8 million net of tax) comprised of mineral property of $88.6 million, exploration and evaluation property of $72.0 million, and property, plant and equipment assets of $10.0 million.

At its Manantial Espejo property, the Company determined that the carrying value of approximately $142.1 million, net of associated deferred tax liabilities was greater than its recoverable amount of $86.2 million when using a 9% risk adjusted discount rate. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the Manantial Espejo mine of $76.7 million, before tax ($55.9 million net of tax) comprised of mineral property of $46.3 million, and property, plant and equipment assets of $30.4 million.

At its Alamo Dorado property, the Company determined that the carrying value of approximately $45.6 million, net of associated deferred tax liabilities was greater than its recoverable amount of $27.6 million when using a 5% risk adjusted discount rate. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the Alamo Dorado mine of $23.7 million, before tax ($17.7 million net of tax) comprised of mineral property of $7.4 million, and property, plant and equipment assets of $16.3 million.

Furthermore, the Company determined that its La Bolsa, La Virginia, Pico Machay, and Navidad properties at December 31, 2014, all had recoverable values on a fair value less cost of sales basis below their carrying values. For the La Bolsa property, an impairment of $10.3 million, before tax ($6.4 million net of tax) was warranted to reduce the carrying value of $25.2 million. The La Virginia property was written off completely, including related goodwill of $4.1million, resulting in a $24.1 million, before tax ($17.0 million net of tax) impairment. At the Pico Machay property, the Company determined that a $4.8 million, before tax ($4.8 million net of tax) impairment was appropriate to reduce the carrying value of approximately $22.2 million down to $17.4 million.

Lastly, at its Navidad property, the company found that at December 31, 2014 a further impairment was warranted given the deteriorating economic environment in Argentina, and the precious metals market. The Company used a range of expected FX assumptions, and a risk adjusted project specific discount rate of 11.25% to develop a discounted cash flow model. Additionally, the Company compiled market data to develop an in-situ based valuation of the property. The result warranted an impairment charge of $286.1 million, before tax ($286.1 million net of tax) comprised of $271.9 million exploration and evaluation property, $3.6 million of land, and $10.6 million of equipment to reduce the approximate carrying value of $486.1 million to the estimated recoverable value of $200.3 million comprised of exploration and evaluation property of $190.5 million, land of $2.4 million and equipment of $7.4 million.

Impairment at June 30, 2013

At June 30, 2013, the Company determined that the carrying value of the Dolores mine was greater than its recoverable amount of $872.5 million. Based on the above assessment at June 30, 2013, the Company recorded an impairment charge related to the Dolores mine of $187.5 million, net of tax ($188.6 million before tax) comprised of goodwill of $184.7 million and non-current assets of $3.9 million.

At June 30 2013, it was determined that the estimated recoverable value of certain exploration assets was greater than their recoverable amount on a fair value less costs to sell basis. Based on this assessment the Company recorded an impairment charge of approximately $14.9 million as at June 30, 2013, for these properties.

Impairment at December 31, 2013

Based on the Company's assessment at December 31, 2013 of potential impairments with respect to its mineral properties,

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

the Company concluded that further impairment charges were required for the Dolores mine from those recorded at June 30, 2013.

At December 31, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $723.1 million, net of associated deferred tax liabilities was greater than its recoverable amount of $505.1 million. Based on the above assessment at December 31, 2013, the Company recorded a further charge related to the Dolores mine of $218.1 million, net of tax ($336.8 million before tax) comprised of mineral property of $194.6 million, exploration and evaluation property of $116.1 million, and property, plant and equipment assets of $26.1 million.

The total impairment charge for the year ended December 31, 2013 is $420.4 million, net of tax of $119.8 million (before tax - $540.2 million).

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2014 are based on analysts' consensus prices and the Company's long term reserve prices and are summarized in the following table:

Commodity Prices	2015-2018 average	Long term
Silver Price - $/oz.	$19.03	$18.50
Gold Price - $/oz.	$1,266	$1,250
Zinc Price - $/tonne	$2,423	$2,000
Copper price - $/tonne	$6,996	$6,800
Lead Price - $/tonne	$2,225	$2,000

Metal prices used at December 31, 2013

Commodity Prices	2014-2017 average	Long term
Silver Price - $/oz.	$22.43	$22.00
Gold Price - $/oz.	$1,338	$1,300
Zinc Price - $/tonne	$2,184	$1,850
Copper Price - $/tonne	$7,001	$6,800
Lead Price - $/tonne	$2,205	$1,950

Metal prices used at June 30, 2013

Commodity Prices	2013-2016 average	Long term
Silver Price - $/oz.	$26.79	$25.00
Gold Price - $/oz.	$1,508	$1,350
Zinc Price - $/tonne	$2,238	$1,750
Copper Price - $/tonne	$7,436	$6,500
Lead Price - $/DMT	$2,221	$1,850

The Company assesses impairment, when events or changes in circumstances indicate that the related carrying value may not be recoverable, at the cash-generating unit level, which is considered to be individual mine sites or development properties. The discount rates used to present value the Company's life of mine cash flows are derived from the Company's weighted average cost of capital which was calculated as 7.5% for 2014 (2013 – 8%), with rates applied to the various mines and projects ranging from 4.75% to 11.25% depending on the Company's assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company's mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2014, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change for each individual assumption while holding the other assumptions constant. Under certain of such scenarios, the carrying value of the Company's mineral properties associated with the Huaron mine and the Morococha mine may exceed their recoverable amount for the purposes of the impairment test.

For the Huaron mine, either of a decrease in the long term silver price of 2%, a decrease in the long term zinc price of 4%, a decrease in the long term lead price of 6%, a decrease in the long term copper price of 9%, an increase in operating costs of 1%, an appreciation of the Peruvian sol of 2%, or an increase in capital expenditures of 8% would in insolation cause the estimated recoverable amount to be equal to the CGU carrying value of $72.0 million (2013–$65.8 million). At December 31, 2013, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

For the Morococha mine, either of a decrease in the long term silver price of 8%, or an increase in operating costs of 7% would in isolation, cause the estimated recoverable amount to be equal to the CGU carrying value of $121.4 million (2013–$125.6 million). At December 31, 2013, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

In the case of the Dolores mine, the Alamo Dorado mine, the Manantial Espejo mine, the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount.

Goodwill consists of:

As at December 31, 2012	$	198,946
Impairments (1) (2)		(191,812)
As at December 31, 2013		**7,134**
Impairments (3)		**(4,077)**
As at December 31, 2014	**$**	**3,057**

(1) Impairment Exploration property La Bolsa. March, 2013

(2) Impairment Dolores mine. December, 2013

(3) Impairment Exploration properties La Virginia and other. December, 2014

12. Other Assets

Other assets consist of:

	December 31, 2014	December 31, 2013
Long-term receivable [1]	$ 5,461	$ 5,648
Investments in Associates	1,450	1,450
Reclamation bonds	91	92
Lease receivable	408	788
Other assets	37	36
	$ 7,447	$ 8,014

(1) Represents a deposit related to the Gas Line Project at the Manantial mine.

13. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of:

	December 31, 2014	December 31, 2013
Trade accounts payable[1]	$ 52,985	$ 51,590
Royalties payable	6,019	9,799
Other accounts payable and trade related accruals	33,780	28,419
Payroll and related benefits	18,808	19,463
Severance accruals	749	649
Other taxes payable	1,541	235
Advances on concentrate inventory	2,345	7,810
Other	9,982	7,644
	$ 126,209	$ 125,609

(1) No interest is charged on the trade accounts payable ranging from 30 to 60 days from the invoice date. The Company has policies in place to ensure that all payables are paid within the credit terms.

14. Loan payable

	December 31, 2014	December 31, 2013
Loan payable [1]	$ 17,658	$ 23,496
Unrealized gain on foreign exchange	(58)	(3,401)
Net loan payable	$ 17,600	$ 20,095

(1) On October 31, 2014, one of the Company's subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $60.0 million Argentine pesos (equivalent to USD$7.0 million) in order to meet its short term obligations. On November 13, 2014 an additional loan was received for USD$4.7 million. The loan terms are one year from October 31, 2014 and 90 days from November 13, 2014 with interest rates of 32.9% and 3.2% respectively. In addition to the loans the subsidiary had drawn on an available line of credit for an additional $49.5 million Argentine pesos (equivalent to USD$6.0 million) at an interest rate of 25.0% due January 2, 2015. At December 31, 2014, the combined fair values of the loans payable were $17.6 million. On June 25, 2013, one of the Company's subsidiaries (Minera Triton Argentina S.A.) received an unsecured bank loan for $100.0 million Argentine pesos (equivalent to USD$18.6 million) in order to meet its short term obligations. On November 27, 2013 an additional loan was received for $30.0 million Argentine pesos (USD$4.7 million) for a total cumulative of $130.0 million Argentine pesos (US$23.3 million). The loan terms are one year from June 25, 2013 and 90 days from November 27, 2013 with interest rates of 25.3% and 27.25% respectively. At December 31, 2013, the combined fair values of the loans payable were $20.1 million.

15. Provisions

	Closure and Decommissioning	Litigation	Total
December 31, 2012	$ 45,640	7,043	52,683
Revisions in estimates and obligations incurred	$ (6,789)	-	(6,789)
Charged (credited) to earnings:			
-new provisions	-	1,238	1,238
-unused amounts reversed	-	(1,166)	(1,166)
-exchange gains on provisions	-	(341)	(341)
Charged in the year	(412)	(1,254)	(1,666)
Accretion expense (Note 22)	3,030	-	3,030
December 31, 2013	$ 41,469	$ 5,520	46,989
Revisions in estimates and obligations incurred	$ 421		421
Charged (credited) to earnings:			
-new provisions	-	375	375
-unused amounts reversed	-	(91)	(91)
-exchange gains on provisions	-	(284)	(284)
Charged in the year	(1,955)	(509)	(2,464)
Accretion expense (Note 22)	3,238	-	3,238
December 31, 2014	$ 43,173	$ 5,011	$ 48,184

Maturity analysis of total provisions:

	December 31, 2014	December 31, 2013
Current	$ 3,121	$ 3,172
Non-Current	45,063	43,817
	$ 48,184	$ 46,989

Closure and Decommissioning Cost Provision

The total inflated and undiscounted amount of estimated cash flows required to settle the Company's closure and decommissioning provision is $99.7 million (2013 - $107.5 million) which has been discounted using discount rates between 1% and 21% (2013 – 4% and 11%). Revisions made to the reclamation obligations in 2014 were primarily a result of increased site disturbance at the mines as well as revisions to the estimate based on periodic reviews of closure plans, actual expenditures incurred and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits and cash on hand.

The accretion expense charged to 2014 earnings as finance expense was $3.2 million compared to $3.0 million in 2013. Reclamation expenditures paid during the current year were $2.0 million compared to $0.4 million in 2013.

Litigation Provision

The litigation provision consists of amounts accrued for labour claims at several of the Company's mine operations. The balance of $5.0 million at December 31, 2014 (2013 - $5.5 million) represents the Company's best estimate for all known and anticipated future obligations related to the above claims. The amount and timing of any expected payments are uncertain as their determination is outside the control of the Company.

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

16. Finance Lease Obligations

	December 31, 2014	December 31, 2013
Lease obligations(1)	$ 8,037	$ 10,154

	December 31, 2014	December 31, 2013
Maturity analysis of finance leases:		
Current	$ 3,993	$ 4,437
Non-Current	4,044	5,717
	$ 8,037	$ 10,154

(1) Represents equipment lease obligations at several of the Company's subsidiaries. A reconciliation of the total future minimum lease payments at December 31 to their present value is presented in the table below.

	December 31, 2014	December 31, 2013
Less than a year	$ 4,238	$ 4,800
2 years	2,697	2,585
3 years	1,490	1,832
4 years	-	1,639
5 years	-	-
	8,425	10,856
Less future finance charges	(388)	(702)
Present value of minimum lease payments	$ 8,037	$ 10,154

17. Long Term Debt

	December 31, 2014	December 31, 2013
Convertible notes	$ 34,519	$ 32,883
Conversion feature on the convertible notes	278	1,419
Total long-term debt	$ 34,797	$ 34,302

	December 31, 2014	December 31, 2013
Maturity analysis of Long Term Debt		
Current	$ 34,797	$ -
Non-Current	-	34,302
	$ 34,797	$ 34,302

As part of the Minefinders acquisition and pursuant to the First Supplemental Indenture Agreement, the Company issued replacement unsecured convertible senior notes with an aggregate principal amount of $36.2 million (the "Notes"). Until such time as the earlier of December 15, 2015 and the date the Notes are converted, each Note shall bear interest at 4.5% payable semi-annually on June 15 and December 15 of each year. The principal outstanding on the Notes is due on December 15, 2015, if any Notes are still outstanding at that time. The Notes are convertible into a combination of cash and Pan American shares.

On April 19, 2012, the Company entered into a Second Supplemental Indenture Agreement (the "Agreement") as part of the Minefinders acquisition. The terms of the Agreement stipulate the following:

If a Note holder elects to convert all or part of its principal amounts of Notes on or prior to November 4, 2015, for each $1,000 principal amount of converted Notes, such Notes shall be converted at the discretion of Pan American, into:

a) 96.670 Preferred Shares (the "Conversion Rate") upon conversion by a holder of Notes, the Company may issue Class A voting, participating, 6.5% cumulative convertible preferred shares in the capital of Minefinders (the "Preferred Shares");

b) an amount of cash equal to the Conversion Rate multiplied by CAD$1.84 plus the market value of 0.55 of a Pan American common share (the "Market Value of the Consideration") at the time of such conversion; or

c) a combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion Consideration which is the amount of cash equal to the Conversion Rate multiplied by the Market Value of the Consideration at the time of such conversion.

On November 4, 2015 each holder of Preferred Shares shall receive in exchange for each Preferred Share at the discretion of Pan American:

a) CAD$1.84 and 0.55 of Pan American common shares;

b) an amount of cash equal to the Market Value of the Consideration; or

c) a combination of Pan American Shares and cash having a combined value equal to the Market Value of the Consideration at November 4, 2015.

If the Noteholder elects to convert all or part of the principal amount of Notes held by such Noteholder after November 4, 2015, for each $1,000 principal amount of converted Notes, the Notes shall be converted, at the option of Pan American into:

a) the number of Preferred Shares equal to the Conversion Rate;

b) an amount of cash equal to the Cash Equivalent Conversion Consideration that is 1.84 plus 0.55 Pan American shares multiplied by the average of the daily volume weighted average price ("VWAP") of Pan American shares for the 10 consecutive Pan American trading days commencing on the first Pan American trading day after the date of the Company's notice of election to deliver the conversion consideration in cash or a combination of Preferred shares and cash if the Noteholder has not given a notice of redemption pursuant to the terms of the Agreement; or

c) such combination of Preferred Shares and cash having a combined value equal to the Cash Equivalent Conversion

Consideration. For purposes of this clause each Preferred Share shall be deemed to have a value equal to the Market Value of the Consideration at the time of conversion, and immediately there upon, each preferred share so issued, shall be automatically exchanged for a Consideration Unit of CAD$1.84 plus the market value of 0.55 of a Pan American common share.

The interest and principal amounts of the Notes are classified as debt liabilities and the conversion option is classified as a derivative liability. The debt liability is measured at amortized cost. As a result, the carrying value of the debt liability is lower than the aggregate face value of the Notes. The unwinding of the discount is accreted as interest expense over the terms of the notes using an effective interest rate. For the year ended December 31, 2014, $2.3 million was capitalized to mineral property, plant and equipment (2013 – $1.7 million). The Company has the right to pay all or part of the liability associated with the Company's outstanding convertible notes in cash on the conversion date. Accordingly, the conversion feature on the convertible notes is considered an embedded derivative and re-measured at fair value each reporting period. The fair value of the conversion feature of the convertible notes is determined using a model that includes the volatility and price of the Company's common shares and a credit spread structure with reference to the corresponding fair value of the debt component of the convertible notes. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2014 were expected stock price volatility of 53.57%, expected life of 1.0 years, and expected dividend yield of 5.44%.

During the year ended December 31, 2014, the Company recorded a $1.1 million gain on the revaluation of the embedded derivative on the convertible notes (2013 – $8.3 million).

18. Other Long Term Liabilities

Other long term liabilities consist of:

	December 31, 2014	December 31, 2013
Deferred credit[1]	**$ 20,788**	$ 20,788
Other income tax payable	**6,542**	2,180
Severance accruals	**3,386**	3,077
	$ 30,716	$ 26,045

1) As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American Shares or a Silver Stream contract related to certain production from the Navidad project. Regarding the replacement convertible debenture, it was concluded that the deferred credit presentation was the most appropriate and best representation of the economics underlying the contract as of the date the Company assumed the obligation as part of the Aquiline acquisition. Subsequent to the acquisition, the counterparty to the replacement debenture selected the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution of this discussion, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit.

19. Share Capital and Employee Compensation Plans

The Company has a comprehensive stock option and compensation share plan for its employees, directors and officers (the "Compensation Plan"). The Compensation Plan provides for the issuance of common shares and stock options, as incentives. The maximum number of shares which may be issued pursuant to options granted or bonus shares issued under the Compensation Plan may be equal to, but will not exceed 6,461,470 shares. The exercise price of each option shall be the weighted average trading price of the Company's stock for the five trading days prior to the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company's Board of Directors. Subject to certain exceptions, any modifications to the Compensation Plan require shareholders' approval.

The Board has developed long term incentive plan ("LTIP") guidelines, which provide annual compensation to the senior managers of the Company based on the long term performance of both the Company and the individuals that participate in the plan. The LTIP consists of an annual grant of options to buy shares of the Company and a grant of the Company's common shares with a two year no trading legend. The options are seven year options which vest evenly in two annual instalments. Options and common shares granted under the LTIP plan are based on employee salary levels, individual performance and their future potential. In addition, the restricted share units ("RSUs") plan described below is part of the LTIP plan. In early 2014, the Board approved the adding of performance share units ("PSUs") to the Company's LTIP, plan described below.

The Compensation Committee oversees the LTIP on behalf of the Board of Directors. The LTIP plan guidelines can be modified or suspended, at the discretion of the Board of Directors. Additionally, from time to time, the Company issues replacement awards and warrants related to acquisitions.

Transactions concerning stock options and share purchase warrants are summarized as follows in CAD:

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Stock Options		Share Purchase Warrants		
	Shares	Weighted Average Exercise Price CAD$	Warrants	Weighted Average Exercise Price CAD$	Total
As at December 31, 2012	2,196,565	$ 24.07	7,814,605	$ 35.00	10,011,170
Granted[1]	326,047	$ 11.57	-	$ -	326,047
Exercised	-	$ -	-	$ -	-
Expired	(922,965)	$ 25.19	-	$ -	(922,965)
Forfeited	(202,277)	$ 21.63	-	$ -	(202,277)
As at December 31, 2013	1,397,370	$ 20.76	7,814,605	$ 35.00	9,211,975
Granted	212,869	$ 11.58	-	$ -	212,869
Exercised	-	$ -	(92)	$ 35.00	(92)
Expired	(195,562)	$ 17.73	(7,814,513)	$ 35.00	(8,010,075)
Forfeited	(20,162)	$ 23.02	-	$ -	(20,162)
As at December 31, 2014	**1,394,515**	**$ 19.74**	**-**	**$ -**	**1,394,515**

(1) Includes 20,642 options granted in lieu of director fees during 2013.

Long Term Incentive Plan

During the year ended December 31, 2014, the Company awarded 137,465 (2013 – 94,659) shares of common stock with a two year holding period and granted 212,869 (2013 – 326,047) options under this plan. During 2014, 5,521 common shares were issued to directors in lieu of directors fees. The Company used as its assumptions for calculating the fair value a risk free interest rate of 1.2% (2013 – 1.46%), weighted average volatility of 50% using a historical share price (2013 – 47%), expected lives ranging from 3.5 to 4.5 (2013 – 4 to 5) years, historical expected dividend yield of 3.4%, and an exercise price of CAD $11.58 (2013 – CAD $11.49) per share. The weighted average fair value of each option was determined to be CAD $3.51 (2013 – CAD $3.38).

During the year end December 31, 2014, nil common shares were issued in connection with the exercise of options under the plan (December 31, 2013 – nil common shares) 195,562 options expired (2013 - 922,965) and 20,162 options were forfeited (2013 – 202,277).

During the year ended December 31, 2014, 92 common shares were issued in connection with the exercise of warrants (2013, - nil common shares) the remaining 7,814,513 warrants expired (2013 – nil).

Performance Shares Units

In early 2014, the Board approved the adding of performance share units ("PSUs") to the Company's LTIP. PSUs are notional share units that mirror the market value of the Company's common shares (the "Shares"). Each vested PSU entitles the participant to a cash payment equal to the value of an underlying share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year performance period. PSU grants will vest on the date that is three years from the date of grant subject to certain exceptions. Performance results at the end of the performance period relative to predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board approved the issuance of 30,408 PSUs with a share price of CAD $11.51 as of December 31, 2014. Compensation expense for PSUs was $0.005 million in 2014 and is presented as a component of general and administrative expense.

PSU	Number Oustanding	Fair Value
As at December 31, 2013	-	-
Granted	30,408	305
Paid out	-	-
Forfeited	-	-
Change in value	-	(24)
As at December 31, 2014	**30,408**	**281**

Share Option Plan

The following table summarizes information concerning stock options outstanding and options exercisable as at December 31, 2014. The underlying option agreements are specified in Canadian dollar amounts.

	Options Outstanding				Options Exercisable		
Range of Exercise Prices CAD$	Number Outstanding as at December 31, 2014	Weighted Average Remaining Contractual Life (months)	Weighted Average Exercise Price CAD$		Number Exercisable as at December 31, 2014	Weighted Average Exercise Price CAD$	
$11.49 - $11.57	**305,405**	71.43	$	11.49	152,706	$	11.49
$11.58 - $12.60	**212,869**	83.38	$	11.58	-	$	-
$12.61 - $18.53	**246,827**	64.30	$	17.97	246,827	$	17.97
$18.54 - $24.90	**347,964**	46.57	$	24.89	347,964	$	24.89
$24.91 - $40.22	**281,450**	11.46	$	30.03	281,450	$	30.03
	1,394,515	53.68	$	19.74	1,028,947	$	22.65

For the year ended December 31, 2014, the total employee stock-based compensation expense recognized in the income statement was $2.5 million (2013 - $2.2 million).

Share Purchase Warrants

As part of the acquisition of Aquiline Resources Inc. in 2009 the Company issued share purchase warrants. During 2014, 92 warrants were exercised for common shares for proceeds of $0.003 million. The outstanding warrants of 7,814,513 expired on December 7, 2014 as per the agreement.

The Company's share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. During the year ended December 31, 2014, there was a derivative gain of $0.2 million (2013 – gain of $8.4 million). The following table provides detail on the movement of the share purchase warrant liability between December 31, 2012 and December 31, 2014:

Share Purchase Warrant Liability		
December 31, 2012	$	8,594
Warrants exercised during the year		-
Mark-to-market gain on the revaluation of warrants		(8,387)
December 31, 2013	$	207
Warrants exercised during the year		-
Mark-to-market gain on the revaluation of warrants		(207)
December 31, 2014	**$**	-

The Company uses the Black Scholes pricing model to determine the fair value of the Canadian dollar denominated warrants. Assumptions used are as follows:

		December 31, 2013
Warrant strike price	**$**	**35.00**
Exchange rate (CAD 1:USD 0.94)		**0.94**
Risk-free interest rate		**1.0%**
Expected dividend yield		**4.0%**
Expected stock price volatility		**46.8%**
Expected warrant life in years		**0.93**
Quoted market price at period end	**$**	**12.41**

The conversion feature on the convertible note, further discussed in Note 17, is considered an embedded derivative and is classified and accounted for as a financial liability at fair value with changes in fair value included in net earnings. At December 31, 2014, the total unrealized derivative gain attributable to both the warrants and convertible notes was $1.3 million (2013 - $16.7 million).

Restricted Share Units

Under the Company's RSU plan, selected employees are granted RSUs where each RSU has a value equivalent to one Pan American common share. The RSUs are settled in cash or Common Shares at the discretion of the Board and vest in two instalments, the first 50% vest on the first anniversary date of the grant and a further 50% vest on the second anniversary date of the grant. Additionally RSU value is adjusted to reflect dividends paid on Pan American common share over the vesting period.

Compensation expense for RSU's was $0.9 million in 2014 (2013 – $0.6 million) and is presented as a component of general and administrative expense.

At December 31, 2014, the following RSU's were outstanding:

RSU	Number Outstanding	Fair Value	
As at December 31, 2012	91,226	$	1,709
Granted	153,393		1,662
Paid out	(42,709)		(497)
Forfeited	(5,808)		(67)
Change in value	-		(519)
As at December 31, 2013	196,102	$	2,288
Granted	165,240		1,670
Paid out	(116,381)		(1,224)
Forfeited	(4,204)		(44)
Change in value	-		(429)
As at December 31, 2014	**240,757**	**$**	**2,261**

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Key Employee Long Term Contribution Plan

An additional element of the Company's compensation structure is a retention program known as the Key Employee Long Term Contribution Plan (the "Contribution Plan"). The Contribution Plan was approved by the directors of the Company on June 2, 2008 in response to a heated labour market situation in the mining sector, and was intended to reward certain key employees of the Company over a fixed time period for remaining with the Company. On May 15, 2012, the directors of the Company approved the extension of the Key Employee Long Term Contribution Plan (the "2012 Contribution Plan"), effective on June 1, 2012.

The 2012 Contribution Plan was a two year plan with a percentage of the retention bonus payable at the end of each year of the program. The 2012 Contribution Plan design consisted of three bonus levels that were commensurate with various levels of responsibility, and provided for a specified annual payment for two years starting in June 2012. Each year, the annual contribution award was paid in the form of cash. The minimum aggregate value that was paid in cash over the 2-year period of the plan was $7.2 million. As of December 31, 2014, this plan has been terminated and $nil remains to be paid.

Issued share capital

The Company is authorized to issue 200,000,000 common shares of no par value.

Normal Course Issuer Bid

On November 28, 2013, the Company received regulatory approval for a normal course issuer bid to purchase up to 7,570,535 of its common shares, during the one year period from December 5, 2013 to December 4, 2014.

On December 17, 2014 the Company received regulatory approval for a normal course issuer bid to purchase up to 7,575,290 of its common shares, during one year period from December 22, 2014 and December 21, 2015.

No common shares were purchased during the year ended December 31, 2014 (2013 – 415,000 common shares were purchased).

Dividends

On February 19, 2014, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on March 17, 2014.

On May 8, 2014, the Company declared a dividend of $0.125 per common share paid to holders of record of its common share as of the close of business on June 3, 2014.

On August 13, 2014, the Company declared a quarterly dividend of $0.125 per common share paid to holders of record of its common shares as of the close of business on September 5, 2014.

On November 13, 2014, the Company declared a quarterly dividend of $0.125 per common share to be paid to holders of record of its common shares as of the close of business on December 8, 2014.

On February 19, 2015, the Company declared dividends payable of $0.125 per common share payable to holders of record of its common shares as of the close of business day on March 2, 2015. These dividends were declared subsequent to the year end and have not been recognized as distributions to owners during the period presented.

20. Production Costs

Production costs are comprised of the following:

	2014	2013
Consumption of raw materials and consumables	**$ 223,238**	$ 214,638
Employee compensation and benefits expense (Note 21)	**172,558**	152,417
Contractors and outside services	**87,023**	89,564
Utilities	**25,229**	22,781
Other expenses	**25,360**	58,124
Changes in inventories [1]	**34,796**	(6,911)
	$ 568,204	$ 530,613

(1) Includes NRV charge $30.0 million (2013-$13.0 million)

21. Employee Compensation and Benefit Expense

	2014	2013
Wages, salaries and bonuses	**$ 189,656**	$ 170,127
Share-based payments	**2,529**	2,173
Total employee compensation and benefit expenses	**192,185**	172,300
Less: Expensed within General and Administrative expenses	**(16,086)**	(14,712)
Less: Expensed Exploration expenses	**(3,541)**	(5,171)
Employee compensation and benefits expenses included in production costs (Note 20)	**$ 172,558**	$ 152,417

22. Interest and Finance Expense

	2014	2013
Interest expense	**$ 5,072**	$ 6,664
Finance fees	**429**	583
Accretion of Reclamation expense (Note 15)	**3,238**	3,030
	$ 8,739	$ 10,277

23. Loss Per Share ("LPS") (Basic and Diluted)

For the year ended December 31,	2014			2013		
	Earnings (Numerator)	Shares (000's) (Denominator)	Per-Share Amount	Earnings (Numerator)	Shares (000's) (Denominator)	Per-Share Amount
Net loss [1]	**$ (545,588)**			$ (445,851)		
Basic LPS	**$ (545,588)**	**151,511**	**$ (3.60)**	$ (445,851)	151,501	$ (2.94)
Effect of Dilutive Securities:						
Stock Options	-	-		-	-	
Convertible notes	-	-		(8,327)	1,929	
Diluted LPS	**$ (545,588)**	**151,511**	**$ (3.60)**	$ (454,178)	153,430	$ (2.96)

(1) Net loss attributable to equity holders of the Company.

Potentially dilutive securities excluded in the diluted earnings per share calculation for the twelve months ended December 31, 2014 were 1,394,515 out-of-money options and warrants (2013 – 9,211,975).

24. Supplemental Cash Flow Information

The following tables summarize the changes in operating working capital items and significant non-cash items:

Changes in non-cash operating working capital items:	2014	2013
Trade and other receivables	**$ 7,373**	$ 15,903
Inventories	**11,267**	(25,012)
Prepaid expenditures	**4,659**	423
Accounts payable and accrued liabilities	**(8,398)**	(10,959)
Provisions	**(3,304)**	(1,659)
	$ 11,597	$ (21,304)

(1) The disclosure for Consolidated Statements of Cash Flows for 2013 has been changed from prior year audited amounts to reflect interest expense of $6.7 million and net realizable value adjustments of $13.0 million as individual lines on the Consolidated Statements of Cash Flows for the year ended December 31, 2013 in order to correct an immaterial error. There is no net impact on the Consolidated Income Statements or Loss or diluted loss per share. Details of the change are reflected in the following table:

	Previously Reported	Current Report	Difference
Inventories	$ (12,045)	$ (25,012)	$ (12,967)
Accounts payable and Accrued liabilities	$ (4,295)	$ (10,959)	$ (6,664)
Changes in non-cash operating working capital Items	$ (1,673)	$ (21,304)	$ (19,631)

Significant non-cash items:	2014	2013
Advances received for construction and equipment leases	**$ 3,230**	$ 3,331
Share-based compensation issued to employees and directors	**$ 1,461**	$ 1,035

Cash and Cash Equivalents	2014	2013
Cash in banks	**$ 118,099**	$ 242,191
Short term money markets	**28,094**	7,746
Cash and cash equivalents	**$ 146,193**	$ 249,937

25. Segmented Information

All of the Company's operations are within the mining sector, conducted through operations in six countries. Due to geographic and political diversity, the Company's mining operations are decentralized in nature whereby Mine General Managers are responsible for achieving specified business results within a framework of global policies and standards. Country corporate offices provide support infrastructure to the mines in addressing local and country issues including financial, human resources, and exploration support. The Company has a separate budgeting process and measures the results of operations and exploration activities independently. Operating results of operating segments are reviewed by the Company's operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support. Major products are silver, gold, zinc, lead and copper produced from mines located in Mexico, Peru, Argentina and Bolivia. Significant information relating to the Company's reportable operating segments is summarized in the table below:

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

	Twelve Months ended December 31, 2014									
	Peru		Mexico			Argentina		Bolivia		
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$ 94,985	$ 79,070	$ 156,559	$ 90,477	$ 98,024	$ 156,076	$ -	$ 76,751	$ -	$ 751,942
Depreciation and amortization	$ (11,877)	$ (18,745)	$ (47,776)	$ (12,693)	$ (8,784)	$ (38,031)	$ (166)	$ (8,986)	$ (652)	$ (147,710)
Exploration and project development	$ (1,312)	$ (1,453)	$ (1,242)	$ (336)	$ (9)	$ (1,657)	$ (4,437)	$ -	$ (2,779)	$ (13,225)
Interest income	$ 291	$ 22	$ 9	$ 299	$ 251	$ 723	$ 15	$ -	$ 182	$ 1,792
Interest and financing expenses	$ (751)	$ (778)	$ (1,353)	$ (241)	$ (256)	$ (4,087)	$ (45)	$ (226)	$ (1,002)	$ (8,739)
Gain (loss) on disposition of assets	$ 17	$ 404	$ 2	$ -	$ -	$ (102)	$ -	$ (6)	$ 830	$ 1,145
Gain on derivatives	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,348	$ 1,348
Foreign exchange gain (loss)	$ 190	$ (364)	$ 1,322	$ (1,494)	$ (1,143)	$ 4,818	$ (388)	$ 290	$ (16,506)	$ (13,275)
Impairment charge	$ -	$ -	$ (170,579)	$ (23,721)	$ -	$ (76,697)	$ (286,076)	$ -	$ (39,189)	$ (596,262)
Earnings (loss) before income taxes	$ 3,631	$ (13,345)	$ (251,621)	$ (17,517)	$ 14,611	$ (87,183)	$ (292,397)	$ 15,091	$ (8,587)	$ (637,317)
Income tax (expense) recovery	$ (1,494)	$ 3,565	$ 87,350	$ (1,566)	$ (4,477)	$ 23,078	$ (77)	$ (7,544)	$ (6,341)	$ 92,494
Net earnings (loss) for the period	$ 2,137	$ (9,780)	$ (164,271)	$ (19,083)	$ 10,134	$ (64,105)	$ (292,474)	$ 7,547	$ (14,928)	$ (544,823)
Capital expenditures	$ 14,948	$ 9,348	$ 44,887	$ 293	$ 31,400	$ 26,741	$ 50	$ 3,415	$ 679	$ 131,761
Total assets	$ 125,071	$ 167,862	$ 744,498	$ 99,334	$ 117,219	$ 183,402	$ 192,651	$ 91,712	$ 296,124	$ 2,017,873
Total liabilities	$ 34,162	$ 35,954	$ 175,195	$ 15,596	$ 30,382	$ 79,648	$ 1,632	$ 24,589	$ 50,778	$ 447,936

	Twelve Months ended December 31, 2013									
	Peru		Mexico			Argentina		Bolivia		
	Huaron	Morococha	Dolores	Alamo Dorado	La Colorada	Manantial Espejo	Navidad	San Vicente	Other	Total
Revenue from external customers	$ 92,887	$ 82,260	$ 164,016	$ 160,129	$ 101,458	$ 149,718	$ -	$ 74,036	$ -	$ 824,504
Depreciation and amortization	$ (11,176)	$ (18,976)	$ (37,114)	$ (18,769)	$ (7,395)	$ (32,333)	$ (170)	$ (9,156)	$ (824)	$ (135,913)
Exploration and project development	$ (936)	$ (1,722)	$ (1,278)	$ (1,296)	$ (225)	$ (608)	$ (2,515)	$ -	$ (6,895)	$ (15,475)
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Interest income	$ 487	$ 55	$ 14	$ 370	$ 142	$ 164	$ -	$ -	$ 906	$ 2,138
Interest and financing expenses	$ (722)	$ (1,004)	$ (1,071)	$ (202)	$ (227)	$ (5,194)	$ (47)	$ (281)	$ (1,529)	$ (10,277)
Gain (loss) on disposition of assets	$ 4,963	$ 1,477	$ 13	$ (216)	$ 8,011	$ (194)	$ 1	$ 17	$ (4)	$ 14,068
Gain on derivatives	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 16,715	$ 16,715
Foreign exchange (loss) gain	$ 48	$ (561)	$ (150)	$ (565)	$ 634	$ 4,559	$ (1,676)	$ 1,176	$ (18,102)	$ (14,637)
Gain on commodity and foreign currency contracts	$ -	$ -	$ (561)	$ (852)	$ (85)	$ -	$ -	$ -	$ (3,053)	$ (4,551)
Impairment charge	$ -	$ -	$ (525,332)	$ -	$ -	$ -	$ -	$ -	$ (14,896)	$ (540,228)
Earnings (loss) before income taxes	$ 8,015	$ (7,987)	$ (540,067)	$ 71,164	$ 28,434	$ (1,379)	$ (5,855)	$ 18,097	$ 489	$ (429,089)
Income taxes (expense) recovery	$ (4,770)	$ 645	$ 46,029	$ (27,223)	$ (16,969)	$ (1,068)	$ (67)	$ (5,452)	$ (7,882)	$ (16,757)
Net earnings (loss) for the period	$ 3,245	$ (7,342)	$ (494,038)	$ 43,941	$ 11,465	$ (2,447)	$ (5,922)	$ 12,645	$ (7,393)	$ (445,846)
Capital expenditures	$ 13,687	$ 17,109	$ 86,641	$ 7,621	$ 13,574	$ 12,002	$ 246	$ 8,165	$ 356	$ 159,401
Total assets	$ 129,134	$ 181,798	$ 973,078	$ 112,861	$ 99,523	$ 298,544	$ 470,240	$ 97,001	$ 405,277	$ 2,767,456
Total liabilities	$ 41,104	$ 43,828	$ 260,120	$ 10,689	$ 25,870	$ 111,160	$ 1,471	$ 30,259	$ 54,166	$ 578,667

	Twelve Months ended Dec 31,	
Product Revenue	2014	2013
Refined silver and gold	$ **424,591**	$ 500,928
Zinc concentrate	**73,487**	68,094
Lead concentrate	**163,854**	162,601
Copper concentrate	**90,010**	92,881
Total	$ **751,942**	$ 824,504

The Company has 15 customers that account for 100% of the concentrate and silver and gold sales revenue. The Company has 7 customers that accounted for 30%, 16%, 13%, 10%, 9%, 8%, and 6% of total sales in 2014, and 4 customers that accounted for 33%, 22%, 13% and 10% of total sales in 2013. The loss of certain of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company's results of operations, financial condition, and cash flows.

26. Other Income and (expenses)

	2014	2013
Royalties income	$ **144**	$ 355
Chinalco grants	-	10,000
Other (expenses)	**(1,458)**	(2,068)
Total	$ **(1,314)**	$ 8,287

27. Income Taxes

	2014	2013
Current tax expense		
Current tax expense in respect of the current year	$ 35,763	$ 54,365
Adjustments recognized in the current year with respect to prior years	44	1,326
	35,807	55,691
Deferred tax expense (recovery)		
Deferred tax recovery recognized in the current year	(20,199)	(865)
Adjustments recognized in the current year with respect to prior years	2,862	(523)
Adjustments to deferred tax attributable to changes in tax rates and laws	(2,876)	86,825
Reduction in deferred tax liabilities due to tax impact of impairment of mineral property, plant, and equipment (Note 10, 11)	(97,541)	(119,800)
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory (Note 20)	(10,547)	(4,571)
	(128,301)	(38,934)
Provision for income tax (recovery) expense	$ (92,494)	$ 16,757

As of April 1, 2013, the applicable income tax rate in Canada was increased from 25.00% to 26.00%. The change in tax rate has no income tax impact because the deductible temporary differences in Canada are not recognized.

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the items shown on the following table which results in an effective tax rate that varies considerably from the comparable period. The main factors which have affected the effective tax rate for the year ended December 31, 2014 and the comparable period of 2013 were the non-deductible foreign exchange (gains)/losses, foreign tax rate differences, mining taxes paid, and withholding tax on payments from foreign subsidiaries.

In 2014, the Company recorded a non-cash impairment charge on non-current assets on several properties, with no tax benefit recognized on a substantial portion of the properties including Navidad. A non-cash impairment charge was also recorded on goodwill associated with the La Virginia property with no tax benefit recognized.

In 2013, the Company recorded a non-cash impairment charge on goodwill related to Dolores and other Minefinders' exploration properties. No tax benefit was recognized for these transactions.

The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

	2014	2013
Loss taxes	$ (637,317)	$ (429,089)
Statutory tax rate	26.00%	25.75%
Income tax recovery based on above rates	$ (165,702)	$ (110,490)
Increase (decrease) due to:		
Non-deductible expenses	4,902	5,198
Foreign tax rate differences	(61,445)	(22,164)
Change in net deferred tax assets not recognized:		
- Argentina exploration expenses	847	3,598
- Other deferred tax assets not recognized	2,289	2,042
Non-taxable unrealized gains on derivative financial instruments	(350)	(4,304)
Effect of other taxes paid (mining and withholding)	8,050	14,451
Non-deductible foreign exchange loss	4,430	242
Change to temporary differences on inventory	2,647	-
Impact of Peruvian tax rate change	(2,876)	-
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	3,272	3,394
Impairment charges	110,692	41,166
Impact of Mexican tax reform	-	86,825
Other	750	(3,201)
Income tax (recovery) expense	$ (92,494)	$ 16,757
Effective tax rate	14.51%	(3.91%)

Deferred tax assets and liabilities

The following is the analysis of the deferred tax assets (liabilities) presented in the consolidated financial statements:

	2014	2013
Net deferred assets (liabilities) beginning of year	$ (285,782)	$ (324,813)
Recognized in net (loss) earnings in year	128,301	38,934
Other	(7)	97
Net deferred assets (liabilities) end of year	(157,488)	(285,782)
Deferred tax assets	2,584	165
Deferred tax liabilities	$ (160,072)	$ (285,947)
Net deferred tax liability	(157,488)	(285,782)

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

Components of deferred tax assets and liabilities

The deferred tax assets (liabilities) are comprised of the various temporary differences as detailed below:

	2014	2013
Deferred tax assets (liabilities) arising from:		
Closure and decommissioning costs	**$ 6,273**	$ 6,419
Tax losses	**20,866**	13,965
Deductible Mexican mining taxes	**1,633**	-
Tax credit resulting from Mexican de-consolidation	**8,337**	-
Accounts payable and accrued liabilities	**5,081**	5,405
Trade and other receivables	**7,806**	10,319
Provision for doubtful debts and inventory adjustments	**(2,778)**	(16,361)
Mineral properties, plant, and equipment	**(197,108)**	(294,347)
Estimated sales provisions	**(7,573)**	(10,276)
Prepaids and other current assets	**(959)**	(1,609)
Other temporary differences and provisions	**934**	703
Net deferred tax asset (liability)	**$ (157,488)**	$ (285,782)

At December 31, 2014, there were tax losses of $39.4 million (deferred tax impact of $11.8 million) that will expire after the 2024 year-end if unused, and $34.8 million (deferred tax impact of $9.0 million) that have no expiry.

At December 31, 2013, there were tax losses of $ 24.3 million (deferred tax impact of $8.5 million) that will expire after the 2023 year end if unused, and $17.7 million (deferred tax impact of $5.4 million) that have no expiry.

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2014	2013
Tax loss (revenue in nature)	**$ 144,287**	$ 117,100
Net tax loss (capital in nature)	**-**	10,531
Resource pools	**22,675**	22,682
Financing fees	**-**	1,777
Property plant and equipment	**27,113**	8,684
Closure and decommissioning costs	**23,435**	21,948
Exploration expenses	**49,783**	25,495
Payroll and vacation accruals	**1,158**	1,078
Other temporary differences	**286**	262
	$ 268,737	$ 209,557

Included in the above amount are losses, which if not utilized will expire as follows:

	Canada	US	Spain	Peru	Mexico	Barbados	Argentina	Total
2015	20,572	-	-	31	-	13	-	20,616
2016	-	-	-	71	-	7	-	78
2017 – and after	90,036	13,471	17,398	1,101	1,403	99	85	123,593
Total tax losses	**$ 110,608**	**$ 13,471**	**$ 17,398**	**$ 1,203**	**$ 1,403**	**$ 119**	**$ 85**	**$ 144,287**

Taxable temporary differences associated with investment in subsidiaries

As at December 31, 2014, taxable temporary differences of $144.0 million (2013 – $118.8 million) associated with the investments in subsidiaries have not been recognized as the Company is able to control the timing of the reversal of these differences which are not expected to reverse in the foreseeable future.

28. Commitments and Contingencies

a. General

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company. In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

b. Purchase Commitments

The Company had no purchase commitments other than those commitments described in Note 7.

c. Credit Facility

The Company cancelled the $150.0 million credit facility effective December 31, 2012.

d. Environmental Matters

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based the extent of work required and the associated costs are dependent on the requirements of relevant authorities and the Company's environmental policies. As of December 31, 2014 and December 31, 2013 $43.2 million and $41.5 million, respectively, were accrued for reclamation costs relating to mineral properties. See also Note 15.

e. Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved.

In December 2014, the Peruvian Parliament approved a bill that decreases the effective tax rate applicable to the Company's Peruvian operations. The law is effective January 1, 2015 and decreases the future corporate income tax rate from 30% in 2014, to 28% in 2015 and 2016, 27% in 2017 and 2018, and to 26% in 2019 and future years. In addition, this new law will increase withholding tax on dividends paid to non-resident shareholders from 4.1% in 2014, to 6.8% in 2015 and 2016, 8% in 2017 and 2018, and to 9.3% in 2019 and future years.

As a result of this law becoming enacted in the fourth quarter of 2014, the Company recognized a non-cash recovery of $2.9 million related to the deferred tax impacts of the above tax changes.

In December 2013, the Mexican President passed a bill that increases the effective tax rate applicable to the Company's Mexican operations. The law is effective January 1, 2014 and increases the future corporate income tax rate to 30%, creates a 10% withholding tax on dividends paid to non-resident shareholders (subject to any reduction by an Income Tax Treaty) and creates a new Extraordinary Mining Duty equal to 0.5% of gross revenues from the sale of gold, silver, and platinum. In addition, the law requires taxpayers with mining concessions to pay a new 7.5% Special Mining Duty. The Extraordinary Mining Duty and Special Mining Duty will be tax deductible for income tax purposes. The Special Mining Duty will generally be applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the Special Mining Duty there will be no deductions related to development type costs but exploration and prospecting costs are deductible when incurred.

As a result of the law becoming enacted in the fourth quarter of 2013, the Company recognized a non-cash charge of $86.8 million related to the deferred tax impacts of the above tax changes.

f. Finance Leases

The present value of future minimum lease payments classified as finance leases at December 31, 2014 is $8.0 million (2013 $10.2 million) and the schedule of timing of payments for this obligation is found in Note 16.

g. Law changes in Argentina

Government regulation in Argentina related to the economy has increased substantially over the past year. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. During 2012, an Argentinean Ministry of Economy and Public Finance resolution reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, on July 17, 2012 the Ministry issued a revised resolution which extended the 15-day limit to 120 days.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina's international currency reserves, may adversely affect the Company's ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published "measured" reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On September 23, 2013, Argentina's federal Income Tax Statute was amended to include a 10% income tax withholding on dividend distributions by Argentine corporations and branch profit distributions by foreign corporations.

(Tabular amounts are in thousands of U.S. dollars except number of options and warrants and per share amounts)

h. Labour law change in Mexico

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company is evaluating these amendments in detail, but currently believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company did not accrue any amounts for the year ended December 31, 2013. During 2014, the Company will continue to monitor developments in Mexico and to assess the potential impact of these amendments.

i. Political changes in Bolivia

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the "New Mining Law"). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

j. Other Legal Matters

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company establishes provisions for matters that are probable and can be reasonably estimated, included within current liabilities, and amounts are not considered material.

In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. In the opinion of management there are no claims expected to have a material effect on the results of operations or financial condition of the Company.

k. Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company's title. Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

l. Royalty Agreements and Participation Agreements

The Company has various royalty agreements on certain mineral properties entitling the counterparties to the agreements to receive payments per terms as summarized below. Royalty liabilities incurred on acquisitions of properties are netted against mineral property while royalties that become payable upon production are expensed at the time of sale of the production.

On September 22, 2011, Peru's Parliament approved a law that increased mining taxes to fund anti-poverty infrastructure projects in the country, effective October 1, 2011. The law changed the scheme for royalty payments, so that mining companies that had not signed legal stability agreements with the government had to pay royalties of 1% to 12% on operating profit; royalties under the previous rules were 1% to 3% on net sales. In addition to these royalties, such companies were subject to a "special tax" at a rate ranging from 2% to 8.4% of operating profit. Companies that had concluded legal stability agreements (under the General Mining Law) will be required to pay a "special contribution" of between 4% and 13.12% of operating profits. The change in the royalty and the new tax had no material impact on the results of the Company's Peruvian operations.

In the province of Chubut, Argentina which is the location of the Company's Navidad property, there is a provincial royalty of 3% of the "Operating Income". Operating income is defined as revenue minus production costs (not including mining costs), treatment and transportation charges. Refer below to the Navidad project section below for further details.

As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract related to certain production from the Navidad project. Subsequent to the acquisition, the counterparty to the replacement debenture has indicated its intention to elect the silver stream alternative. The final contract for the alternative is being discussed and pending the final resolution to this alternative, the Company continues to classify the fair value calculated at the acquisition of this alternative, as a deferred credit as disclosed in Note 18.

Huaron and Morococha mines

In June 2004, Peru's Congress approved a bill that allows royalties to be charged on mining projects. These royalties are payable on Peruvian mine production at the following progressive rates: (i) 1.0% for companies with sales up to $60.0 million; (ii) 2.0% for companies with sales between $60.0 million and $120.0 million; and (iii) 3.0% for companies with sales greater than $120.0 million. This royalty is a net smelter returns royalty, the cost of which is deductible for income tax purposes.

Manantial Espejo mine

Production from the Manantial Espejo property is subject to royalties to be paid to Barrick Gold Corp. according to the following: (i) $0.60 per metric tonne of ore mined from the property and fed to process at a mill or leaching facility to a maximum of 1.0 million tonnes; and (ii) one-half of one percent (0.5%) of net smelter returns derived from the production of minerals from the property. In addition, the Company has negotiated a royalty equal to 3.0% of operating cash flow payable to the Province of Santa Cruz.

San Vicente mine

Pursuant to an option agreement entered into with COMIBOL, a Bolivian state mining company, with respect to the development of the San Vicente property, the Company is obligated to pay COMIBOL a participation fee of 37.5% (the "Participation Fee") of the operation's cash flow. Once full commercial production of San Vicente began, the Participation Fee was reduced by 75% until the Company recovered its investment in the property. The Participation Fee has now reverted back to the original percentage. For the year ended December 31, 2014, the royalties to COMIBOL amounted to approximately $10.4 million (2013 - $17.5 million).

A royalty is also payable to EMUSA, a former partner of the Company on the project. The royalty is a 2% net smelter return royalty (as per the Agreement) payable only after the Company has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater. In December 2007, the Bolivian government introduced a new mining royalty that affects the San Vicente project. The royalty is applied to gross metal value of sales (before smelting and refining deductions) and the royalty percentage is a sliding scale depending on metal prices. At current metal prices, the royalty is 6% for silver metal value and 5% for zinc and copper metal value of sales. The royalty is income tax deductible.

Dolores mine

Production from the Dolores mine is subject to underlying net smelter return royalties comprised of 2% on gold and silver production and 1.25% on gold production. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009, on the commencement of commercial production at the Dolores mine. For the year ended December 31, 2014, the royalties to Royal Gold amounted to approximately $4.9 million (2013 – $4.5 million).

Navidad project

In late June 2012 the governor of the province of Chubut submitted to the provincial legislature a draft law which, if passed, would regulate all future oil and gas and mining activities in the province. The draft legislation incorporated the expected re-zoning of the province, allowing for the development of Navidad as an open pit mine. However, the draft legislation also introduced a series of new regulations that would have greatly increased provincial royalties and imposed the province's direct participation in all mining projects, including Navidad.

In October 2012, the proposed bill was withdrawn for further study; however, as a result of uncertainty over the zoning, regulatory and tax laws which will ultimately apply, the Company has been forced to temporarily suspend project development activities at Navidad.

The Company remains committed to the development of Navidad and to contributing to the positive economic and social development of the province of Chubut upon the adoption of a favorable legislative framework.

29. Related Party Transactions

During the year ended December 31, 2014, a company indirectly owned by a trust of which a director of the Company is a beneficiary, was paid approximately $0.4 million (2013 - $0.4 million) for consulting services. Similarly, at December 31, 2014 and 2013 an accrual was recorded for consulting services for a nominal amount. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the year were as follows:

	2014	2013
Short-term benefits	**$ 9,648**	$ 8,274
Share-based payments	**2,487**	1,890
	$ 12,135	$ 10,164

"Since 1994, we have built and operated silver mines responsibly throughout Latin America. We currently employ almost 7,000 people at our 7 operating mines, produced 26.1 million ounces of silver in 2014, and we actively contribute to the long-term prosperity of the communities and the countries in which we operate. Shareholders of Pan American Silver participate in a responsible and profitable silver mining company."

CORPORATE OFFICE, VANCOUVER

Pan American Silver Corp.
Suite 1440 – 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6
Tel. 604-684-1175
Fax 604-684-0147
info@panamericansilver.com
www.panamericansilver.com

ARGENTINA OFFICE

Pan American Silver Argentina
Tel. 54-11-5533-8700
Fax 54-11-5533-8700 ext 1110
Country Manager – Bret Boster

BOLIVIA OFFICE

Pan American Silver (Bolivia) S.A.
Tel. 59-1-2-279-69900
Fax 59-1221-54216
Country Manager – Luis Collarte

MEXICO OFFICE

Pan American Silver Mexico
Tel. 52-618-128-0709 x 10
Fax 52-618-128-0692 x 102
Country Manager – Chris Warwick

PERU OFFICE

Pan American Silver Peru S.A.C.
Tel. 51-1-618-9700
Fax 51-1-618-9729
Country Manager – Jorge Ugarte

FSC www.fsc.org RECYCLED Paper made from recycled material FSC® C014956

zero 100% carbon neutral by Hemlock Printers www.hemlock.com/zero

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
(Registrant)

Date: April 15, 2015

By: /S/ DELANEY FISHER

Name: Delaney Fisher
Title: Corporate Secretary